Exhibit 99.1

        1st Quarter 2015 • Report to Shareholders • Three months ended January 31, 2015

TD Bank Group Reports First Quarter 2015 Results

The financial information in this document is reported in Canadian dollars, and is based on the Bank's unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

The Bank implemented new and amended standards under IFRS, which required retrospective application, effective the first quarter of fiscal 2015 (2015 IFRS Standards and Amendments). As a result, certain comparative amounts have been restated where applicable. For more information refer to Note 2 of the Interim Consolidated Financial Statements in this document. The 2015 IFRS Standards and Amendments were not incorporated into the regulatory capital disclosures presented prior to the first quarter of 2015.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter a year ago:

•	Reported diluted earnings per share were $1.09, compared with $1.07.
•	Adjusted diluted earnings per share were $1.12, compared with $1.06.
•	Reported net income was $2,060 million, compared with $2,042 million.
•	Adjusted net income was $2,123 million, compared with $2,024 million.

FIRST QUARTER ADJUSTMENT (ITEMS OF NOTE)

The first quarter reported earnings figures included the following items of note, compared with the first quarter a year ago:

•	Amortization of intangibles of $63 million after tax (3 cents per share), compared with $61 million after tax (3 cents per share).

TORONTO, February 26, 2015 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the first quarter ended January 31, 2015. Results for the quarter reflect good contributions from the Canadian and U.S. Retail segments and a solid contribution from the Wholesale segment.

“We are pleased with our start to 2015, with adjusted earnings of $2.1 billion, up 5% from the same quarter last year,” said Bharat Masrani, Group President and Chief Executive Officer. “Our results reflect strong retail earnings on both sides of the border and strong fundamentals.”

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 1

Canadian Retail

Canadian Retail delivered net income of $1.4 billion in the first quarter of 2015, an increase of 8% over the same quarter last year on an adjusted basis. Increased earnings were attributable to good loan and deposit growth, good credit management, the full quarter impact from Aeroplan, and higher insurance earnings.

“Canadian Retail had a good first quarter with all of our businesses contributing,” said Tim Hockey, Group Head, Canadian Banking, Auto Finance and Wealth Management. “While the operating environment remains challenging, the Canadian Retail businesses have good momentum on key business drivers and remain focused on delivering legendary comfort and convenience to customers across all our channels.”

U.S. Retail

U.S. Retail generated net income of US$536 million. Excluding the Bank's investment in TD Ameritrade, the segment generated net income of US$457 million, a 15% increase over the same quarter last year, primarily the result of good credit quality and volumes, and lower non-interest expenses.

TD Ameritrade contributed US$79 million in earnings to the segment, an increase of 22% compared with the first quarter last year.

“U.S. Retail delivered strong results in the first quarter,” said Mike Pedersen, Group Head, U.S. Banking. “Our organic growth has been driven by customer acquisition, strong deposit and lending volume, continued benefit from good asset quality, and active productivity management. We are making good progress in deepening customer relationships, strengthening our distribution strategy and improving efficiency.”

Wholesale Banking

Wholesale Banking net income for the quarter was $192 million, a decrease of 17% compared with the first quarter last year. Earnings this quarter were characterized by solid trading in volatile markets, offset by lower fee-based revenue on reduced industry-wide volumes.

“Overall it was a good start to the year in a challenging market,” said Bob Dorrance, Group Head, Wholesale Banking. “While we are cautious of the uncertain interest rate environment, volatile energy markets, and the weaker Canadian dollar, our business fundamentals remain strong. Looking ahead, we are confident that our client-driven franchise and our emphasis on managing risk and productivity will continue to deliver solid results.”

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 9.5%, compared with 9.4% last quarter. Today, TD announced a dividend increase of 4 cents per common share, for the dividend payable in April.

Conclusion

“Our first quarter results showcase the power of our franchise model in the face of a continuously challenging environment,” said Masrani. “The dividend increase demonstrates TD's ability to grow earnings over the long term. We will continue taking advantage of growth opportunities, increasing productivity, investing in the future of our business and meeting the evolving needs of our customers.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 2

	CONTENTS

1	FIRST QUARTER FINANCIAL HIGHLIGHTS and	45	Accounting Policies and Estimates
	ADJUSTMENTS (ITEMS OF NOTE)	46	Changes in Internal Control over Financial Reporting

	MANAGEMENT’S DISCUSSION AND ANALYSIS		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
4	Financial Highlights	47	Interim Consolidated Balance Sheet
5	How We Performed	48	Interim Consolidated Statement of Income
8	Financial Results Overview	49	Interim Consolidated Statement of Comprehensive Income
11	How Our Businesses Performed	50	Interim Consolidated Statement of Changes in Equity
17	Balance Sheet Review	51	Interim Consolidated Statement of Cash Flows
18	Credit Portfolio Quality	52	Notes to Interim Consolidated Financial Statements
25	Capital Position
29	Managing Risk	86	SHAREHOLDER AND INVESTOR INFORMATION
42	Securitization and Off-Balance Sheet Arrangements
44	Quarterly Results

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis (“MD&A”) in the Bank's 2014 Annual Report under the heading “Economic Summary and Outlook”, for each business segment under headings “Business Outlook and Focus for 2015”, and in other statements regarding the Bank’s objectives and priorities for 2015 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including to successfully complete acquisitions and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to current laws and regulations; the overall difficult litigation environment, including in the U.S.; increased competition, including through internet and mobile banking; changes to the Bank’s credit ratings; changes in currency and interest rates; increased funding costs for credit due to market illiquidity and competition for funding; changes to accounting policies and methods used by the Bank; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2014 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2014 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2015”, each as updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (“TD” or the “Bank”) for the three months ended January 31, 2015, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2014 Consolidated Financial Statements and related Notes and 2014 Management's Discussion and Analysis (2014 MD&A). This MD&A is dated February 25, 2015. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2014 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS. The Bank implemented new and amended standards under IFRS, which required retrospective application, effective the first quarter of fiscal 2015 (2015 IFRS Standards and Amendments). As a result, certain comparative amounts have been restated where applicable. For more information refer to Note 2 of the Interim Consolidated Financial Statements in this document. The 2015 IFRS Standards and Amendments were not incorporated into the regulatory capital disclosures presented prior to the first quarter of 2015. Additional information relating to the Bank, including the Bank’s 2014 Annual Information Form, is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC’s website at http://www.sec.gov (EDGAR filers section).

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
Results of operations
Total revenue	$7,614	$7,452	$7,565
Provision for credit losses	362	371	456
Insurance claims and related expenses	699	720	683
Non-interest expenses	4,165	4,331	4,096
Net income – reported	2,060	1,746	2,042
Net income – adjusted[1]	2,123	1,862	2,024
Return on common equity – reported	14.6%	13.1%	16.4%
Return on common equity – adjusted[2]	15.1	14.0	16.2
Financial position
Total assets	$1,080,155	$960,511	$920,424
Total equity	62,629	56,231	53,909
Total Common Equity Tier 1 (CET1) Capital risk-weighted assets[3,4]	355,597	328,393	312,972
Financial ratios
Efficiency ratio – reported	54.7%	58.1%	54.1%
Efficiency ratio – adjusted[1]	53.8	56.2	52.5
Common Equity Tier 1 Capital ratio[3]	9.5	9.4	8.9
Tier 1 Capital ratio[3]	11.0	10.9	10.5
Provision for credit losses as a % of net average loans and acceptances[5]	0.29	0.33	0.40
Common share information – reported (dollars)
Per share earnings
Basic	$1.09	$0.92	$1.07
Diluted	1.09	0.91	1.07
Dividends per share	0.47	0.47	0.43
Book value per share	31.60	28.45	26.91
Closing share price	50.60	55.47	48.16
Shares outstanding (millions)
Average basic	1,844.2	1,842.0	1,835.3
Average diluted	1,849.7	1,848.2	1,841.1
End of period	1,845.5	1,844.6	1,837.7
Market capitalization (billions of Canadian dollars)	$93.4	$102.3	$88.5
Dividend yield	3.5%	3.4%	3.4%
Dividend payout ratio	43.2	51.3	40.1
Price-earnings ratio	12.2	13.4	13.4
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.12	$0.98	$1.06
Diluted	1.12	0.98	1.06
Dividend payout ratio	41.8%	48.0%	40.4%
Price-earnings ratio	11.7	13.0	12.7
1	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of this document for an explanation of reported and adjusted results.
2	Adjusted return on common equity is a non-GAAP financial measure. Refer to the “Return on Common Equity” section of this document for an explanation.
3	Prior to the first quarter of 2015, amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.
4	Effective the third quarter of 2014, each capital ratio has its own risk-weighted asset (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For the third and fourth quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 57%, 65%, and 77% respectively. For fiscal 2015, the scalars are 64%, 71%, and 77% respectively.
5	Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the “Credit Portfolio Quality” section of the MD&A and Note 5 to the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, see the “Exposure to Non-Agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of the MD&A and Note 5 to the Interim Consolidated Financial Statements.
TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 4

HOW WE PERFORMED

Corporate Overview

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group. TD is the sixth largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with approximately 9.7 million active online and mobile customers. TD had $1.1 trillion in assets on January 31, 2015. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure the overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are disclosed on Table 3. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
Net interest income	$4,560	$4,457	$4,301
Non-interest income	3,054	2,995	3,264
Total revenue	7,614	7,452	7,565
Provision for credit losses	362	371	456
Insurance claims and related expenses	699	720	683
Non-interest expenses	4,165	4,331	4,096
Income before income taxes and equity in net income of an investment in associate	2,388	2,030	2,330
Provision for income taxes	418	370	365
Equity in net income of an investment in associate, net of income taxes	90	86	77
Net income – reported	2,060	1,746	2,042
Preferred dividends	24	32	46
Net income available to common shareholders and non-controlling interests in subsidiaries	$2,036	$1,714	$1,996
Attributable to:
Non-controlling interests	$27	$27	$27
Common shareholders	2,009	1,687	1,969

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 5

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
Operating results – adjusted
Net interest income	$4,560	$4,457	$4,301
Non-interest income[1]	3,054	2,995	3,011
Total revenue	7,614	7,452	7,312
Provision for credit losses	362	371	456
Insurance claims and related expenses	699	720	683
Non-interest expenses[2]	4,092	4,188	3,841
Income before income taxes and equity in net income of an investment in associate	2,461	2,173	2,332
Provision for income taxes[3]	442	410	399
Equity in net income of an investment in associate, net of income taxes[4]	104	99	91
Net income – adjusted	2,123	1,862	2,024
Preferred dividends	24	32	46
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	2,099	1,830	1,978
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	27	27	27
Net income available to common shareholders – adjusted	2,072	1,803	1,951
Adjustments for items of note, net of income taxes
Amortization of intangibles[5]	(63)	(62)	(61)
Integration charges relating to the acquisition of the credit card portfolio of MBNA Canada[6]	–	(54)	(21)
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[7]	–	–	19
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts[8]	–	–	(115)
Gain on sale of TD Waterhouse Institutional Services[9]	–	–	196
Total adjustments for items of note	(63)	(116)	18
Net income available to common shareholders – reported	$2,009	$1,687	$1,969
1	Adjusted non-interest income excludes the following items of note: first quarter 2014 – $22 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 7; $231 million gain due to the sale of TD Waterhouse Institutional Services, as explained in footnote 9.
2	Adjusted non-interest expenses excludes the following items of note: first quarter 2015 – $73 million amortization of intangibles, as explained in footnote 5; fourth quarter 2014 – $70 million amortization of intangibles; $73 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 6; first quarter 2014 – $71 million amortization of intangibles; $28 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; $156 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan Visa credit card accounts, as explained in footnote 8.
3	For reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of the MD&A.
4	Adjusted equity in net income of an investment in associate excludes the following items of note: first quarter 2015 – $14 million amortization of intangibles, as explained in footnote 5; fourth quarter 2014 – $13 million amortization of intangibles; first quarter 2014 – $14 million amortization of intangibles.
5	Amortization of intangibles relate to intangibles acquired as a result of asset acquisitions and business combinations. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
6	As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration related travel, employee severance costs, consulting, and training. The Bank’s integration charges related to the MBNA acquisition were higher than what were anticipated when the transaction was first announced. The elevated spending was primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business. Integration charges related to this acquisition were incurred by the Canadian Retail segment. The fourth quarter of 2014 was the last quarter Canadian Retail included any further MBNA-related integration charges as an item of note.
7	During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts. These derivatives are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
8	On December 27, 2013, the Bank acquired approximately 50% of the existing Aeroplan credit card portfolio from the Canadian Imperial Bank of Commerce (CIBC) and on January 1, 2014, the Bank became the primary issuer of Aeroplan Visa credit cards. The Bank incurred program set-up, conversion, and other one-time costs related to the acquisition of the portfolio and related affinity agreement, consisting of information technology, external professional consulting, marketing, training, and program management, as well as a commercial subsidy payment of $127 million ($94 million after tax) payable to CIBC. These costs were included as an item of note in the Canadian Retail segment. The third quarter of 2014 was the last quarter Canadian Retail included any set-up, conversion, or other one-time costs related to the acquired Aeroplan credit card portfolio as an item of note.
9	On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms which were settled in the third and fourth quarters of 2014. On the transaction date, a gain of $196 million after tax was recorded in the Corporate segment in other income. The gain is not considered to be in the normal course of business for the Bank.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 6

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
Basic earnings per share – reported	$1.09	$0.92	$1.07
Adjustments for items of note[2]	0.03	0.06	(0.01)
Basic earnings per share – adjusted	$1.12	$0.98	$1.06

Diluted earnings per share – reported	$1.09	$0.91	$1.07
Adjustments for items of note[2]	0.03	0.07	(0.01)
Diluted earnings per share – adjusted	$1.12	$0.98	$1.06
[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
TD Bank, N.A.	$29	$28	$30
TD Ameritrade (included in equity in net income of an investment in associate)	14	13	14
MBNA Canada	9	9	9
Aeroplan	4	4	–
Other	7	8	8
	63	62	61
Software and other	67	75	57
Amortization of intangibles, net of income taxes	$130	$137	$118
1	Amortization of intangibles, with the exception of software and asset servicing rights, are included as items of note. For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Return on Common Equity

The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. Beginning November 1, 2014, capital allocated to the business segments is based on 9% Common Equity Tier 1 (CET1) Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
Average common equity	$54,580	$51,253	$47,736
Net income available to common shareholders – reported	2,009	1,687	1,969
Items of note impacting income, net of income taxes[1]	63	116	(18)
Net income available to common shareholders – adjusted	2,072	1,803	1,951
Return on common equity – adjusted	15.1%	14.0%	16.2%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 7

FINANCIAL RESULTS OVERVIEW

Performance Summary

Outlined below is an overview of the Bank’s performance on an adjusted basis for the first quarter of 2015 against the financial performance indicators included in the 2014 Annual Report. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section of this document.

•	Adjusted diluted earnings per share for the three months ended January 31, 2015, increased 6% from the same period last year reflecting higher earnings in the U.S. Retail and Canadian Retail segments and the translation impact of the stronger U.S. dollar, partially offset by lower earnings in the Wholesale Banking segment and a larger loss in the Corporate segment. The Bank’s goal is to achieve 7 to 10% adjusted earnings per share growth over the medium term.
•	Adjusted return on CET1 risk-weighted assets (RWA) for the three months ended January 31, 2015, was 2.4%.
•	For the twelve months ended January 31, 2015, the total shareholder return was 8.8%, which was above the Canadian peer average of 7.4%.

Impact of Foreign Exchange Rate on U.S. Retail Translated Earnings

U.S. Retail earnings, including the contribution from the Bank’s investment in TD Ameritrade, are impacted by fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with the same period last year.

Depreciation of the Canadian dollar had a favourable impact on consolidated earnings for the three months ended January 31, 2015, compared with the same period last year, as shown in the following table.

TABLE 7: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)	For the three months ended
January 31, 2015 vs.
January 31, 2014
U.S. Retail (including TD Ameritrade)
Increased total revenue	$185
Increased non-interest expenses	115
Increased net income, after tax	51
Increase in basic earnings per share (dollars)	$0.03

A one cent increase/decrease in the U.S. dollar to Canadian dollar exchange rate will decrease/increase total Bank annual net income by approximately $26 million.

Economic Summary and Outlook

After growing at a solid pace in the July to September period of 2014, growth in the Canadian economy has shown signs of moderating. Looking ahead, quarterly gains in real gross domestic product (GDP) are likely to run in the 1 to 2% range in the first half of 2015 before returning to a more respectable 2 to 2.5% rate over the rest of the year and in 2016.

Outside of Canada's borders, economic conditions have been mixed. An imbalance between the global supply and demand for oil has contributed to a sharp drop in crude oil prices, which has dampened the near-term prospects of the Canadian energy sector. In contrast, the U.S. economy has continued to deliver superior economic growth relative to that of Canada and other major advanced economies. The U.S. job market has been posting significant increases, with private-sector job gains having exceeded 200,000 per month for the past year. A continued recovery in job creation is expected to push the U.S. unemployment rate lower over the next two years. In line with a stronger labour market, the U.S. Federal Reserve has completed its extraordinary monetary stimulus and is expected to raise interest rates by the end of 2015.

Despite the impact of lower oil prices on export earnings and energy-related capital spending, the Canadian export sector is expected to grow at a healthy rate, helped by rising U.S. demand and the benefits to competitiveness of a lower Canadian dollar, with the latter expected to weaken further over the rest of 2015. As Canada's export performance improves, an increase in business confidence is expected to drive capital spending outside of the energy sector, particularly for machinery and equipment.

Meanwhile, Canadian consumers have continued to increase spending in recent months, especially for light vehicles, which have remained near record levels. Activity in the Canadian housing sector was mixed in the fourth calendar quarter of 2014, as sales volumes rose and new construction activity fell. Interest-sensitive purchases have continued to benefit from low interest rates. That said, auto and home-related purchases are expected to record more moderate gains in 2015, as soft wage growth and elevated levels of household debt work to restrain growth.

Headline Consumer Price Index (CPI) inflation has decelerated rapidly in recent months, under significant downward pressure from lower gasoline prices. This deceleration in headline CPI inflation is expected to persist into the middle of 2015. As a consequence of a lack of inflationary pressure, combined with persistent labour market slack, the Bank of Canada cut the overnight rate by 25 basis points in January. In the current economic environment, the Bank of Canada may cut the overnight rate again at its March 2015 rate announcement. As economic growth gradually picks up in the second half of the 2015 calendar year, the upside risks to inflation will rise. As a result, the Bank of Canada is expected to start gradually raising interest rates in the latter part of 2016, but increases are expected to be more modest than in the past.

Net Income

Quarterly comparison – Q1 2015 vs. Q1 2014

Reported net income for the quarter was $2,060 million, an increase of $18 million, or 1%, compared with the first quarter last year. Adjusted net income for the quarter was $2,123 million, an increase of $99 million, or 5%, compared with the first quarter last year. The increase in adjusted net income was due to higher earnings in the U.S. Retail and Canadian Retail segments, partially offset by decreases in the Corporate and Wholesale Banking segments. U.S. Retail net income increased primarily due to higher net interest income and lower provision for credit losses (PCL), partially offset by higher non-interest expenses and a decrease in non-interest income. Canadian Retail net income increased primarily due to good loan and deposit volume growth, good credit management, the full quarter impact of the acquisition of certain CIBC Aeroplan credit card accounts and the related affinity agreement with Aimia, Inc. (collectively, “Aeroplan”), and higher insurance earnings, partially offset by higher expenses. Corporate segment loss increased primarily due to the gain on sale of TD Ameritrade shares and positive tax items recognized in the first quarter of last year and lower net revenue from treasury-related activities. Wholesale Banking net income decreased primarily due to lower revenue, higher non-interest expenses and a higher effective tax rate.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 8

Quarterly comparison – Q1 2015 vs. Q4 2014

Reported net income for the quarter increased $314 million, or 18%, compared with the prior quarter. Adjusted net income for the quarter increased $261 million, or 14%, compared with the prior quarter. The increase in adjusted net income was due to higher earnings in all segments. U.S. Retail net income increased primarily due to lower expenses, higher revenue from strong loan growth and improved net interest margins, partially offset by higher PCL. Canadian Retail net income increased primarily due to lower expenses and good credit management. Wholesale Banking net income increased primarily due to higher trading-related revenue and gains on sales of securities, partially offset by higher expenses. Corporate segment net loss decreased primarily due to lower net corporate expenses partially offset by lower revenue from treasury-related activities and positive tax items recognized in the prior quarter.

Net Interest Income

Quarterly comparison – Q1 2015 vs. Q1 2014

Reported and adjusted net interest income for the quarter was $4,560 million, an increase of $259 million, or 6%, compared with the first quarter last year. The increase in adjusted net interest income was primarily driven by increases in the U.S. Retail, Canadian Retail, and Wholesale Banking segments. U.S. Retail net interest income increased primarily due to strong loan and deposit volume growth, and the favourable impact of foreign currency translation, partially offset by margin compression and lower Target related revenue. Canadian Retail net interest income increased primarily due to good loan and deposit volume growth, and the full quarter impact of Aeroplan, partially offset by lower margins. Wholesale Banking net interest income increased primarily due to higher trading-related net interest income.

Quarterly comparison – Q1 2015 vs. Q4 2014

Reported and adjusted net interest income for the quarter increased $103 million, or 2%, compared with the prior quarter. The increase in adjusted net interest income was primarily driven by increases in the U.S. Retail and Wholesale Banking segments. U.S. Retail net interest income increased primarily due to strong volume growth, higher net interest margins, and the impact of foreign currency translation. Wholesale Banking net interest income increased primarily due to higher trading-related net interest income. Canadian Retail net interest income was relatively flat as the increase due to volume growth was largely offset by margin compression and a decline in refinancing revenue.

Non-Interest Income

Quarterly comparison – Q1 2015 vs. Q1 2014

Reported non-interest income for the quarter was $3,054 million, a decrease of $210 million, or 6%, compared with the first quarter last year. Adjusted non-interest income for the quarter was $3,054 million, an increase of $43 million, or 1%, compared with the first quarter last year. The increase in adjusted non-interest income was primarily driven by an increase in the Canadian Retail segment, partially offset by decreases in the Wholesale Banking and U.S. Retail segments. Canadian Retail non-interest income increased primarily due to the change in fair value of investments supporting insurance claims, wealth asset growth, insurance premium growth, and the full quarter impact of Aeroplan, partially offset by lower reinsurance revenue. Wholesale Banking non-interest income decreased primarily due to lower fee-based revenue on reduced volumes. U.S. Retail non-interest income decreased due to lower gains on sales of securities, partially offset by the favourable impact of foreign currency translation.

Quarterly comparison – Q1 2015 vs. Q4 2014

Reported and adjusted non-interest income for the quarter increased $59 million, or 2%, compared with the prior quarter. The increase in adjusted non-interest income was primarily driven by increases in the U.S. Retail and Wholesale Banking segments, partially offset by a decrease in the Canadian Retail segment. U.S. Retail non-interest income increased primarily due to the favourable impact of foreign currency translation. Wholesale Banking non-interest income increased primarily due to higher gains on sales of securities in the investment portfolio and higher trading-related revenue, partially offset by lower underwriting fees on reduced volumes. Canadian Retail non-interest income decreased as higher fee revenue in credit cards and business banking and the change in fair value of investments supporting claims was more than offset by lower reinsurance revenue.

Provision for Credit Losses

Quarterly comparison – Q1 2015 vs. Q1 2014

Reported and adjusted PCL for the quarter was $362 million, a decrease of $94 million, or 21%, compared with the first quarter last year. The decrease in adjusted PCL was primarily due to decreases in the U.S. Retail and Canadian Retail segments. U.S. Retail PCL decreased primarily due to lower net charge-offs and improved credit quality. Canadian Retail PCL decreased primarily due to a sale of charged-off accounts, continued favourable credit performance, and higher business banking recoveries, partially offset by the full quarter impact of Aeroplan.

Quarterly comparison – Q1 2015 vs. Q4 2014

Reported and adjusted PCL for the quarter decreased $9 million, or 2%, compared with the prior quarter. The decrease in adjusted PCL was primarily due to a decrease in the Canadian Retail segment, partially offset by an increase in the U.S. Retail segment. Canadian Retail PCL decreased primarily due to a sale of charged-off accounts, favourable credit performance, and higher business banking recoveries. U.S. Retail PCL increased primarily due to increased provisions for portfolio growth and lower recovery of provisions related to debt securities, partially offset by lower provisions for auto loans and improved credit quality.

TABLE 8: PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
Provision for credit losses – counterparty-specific and individually insignificant
Provision for credit losses – counterparty-specific	$14	$40	$33
Provision for credit losses – individually insignificant	552	479	423
Recoveries	(167)	(134)	(108)
Total provision for credit losses for counterparty-specific and individually insignificant	399	385	348
Provision for credit losses – incurred but not identified
Canadian Retail and Wholesale Banking	–	9	(1)
U.S. Retail	(37)	(23)	109
Total provision for credit losses – incurred but not identified	(37)	(14)	108
Provision for credit losses – reported	$362	$371	$456

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 9

Insurance claims and related expenses

Quarterly comparison – Q1 2015 vs. Q1 2014

Reported and adjusted insurance claims and related expenses for the quarter were $699 million, an increase of $16 million, or 2%, compared with the first quarter last year primarily due to the change in fair value of investments supporting claims, partially offset by less severe weather conditions.

Quarterly comparison – Q1 2015 vs. Q4 2014

Reported and adjusted insurance claims and related expenses for the quarter decreased $21 million, or 3%, compared with the prior quarter primarily due to lower reinsurance claims, partially offset by the change in fair value of investments supporting claims.

Non-Interest Expenses and Efficiency Ratio

Quarterly comparison – Q1 2015 vs. Q1 2014

Reported non-interest expenses for the quarter were $4,165 million, an increase of $69 million, or 2%, compared with the first quarter last year. Adjusted non-interest expenses were $4,092 million, an increase of $251 million, or 7%, compared with the first quarter last year. The increase in adjusted non-interest expenses was driven by increases in the Canadian Retail, U.S. Retail and Wholesale segments. Canadian Retail non-interest expenses increased primarily due to higher employee-related costs including higher revenue-based variable expenses, timing of initiative spend, business growth, and the full quarter impact of Aeroplan, partially offset by productivity gains. U.S. Retail non-interest expenses increased entirely due to the unfavourable impact of foreign currency translation. Wholesale Banking non-interest expenses rose primarily due to higher initiative spend and impact of foreign exchange translation.

The Bank’s reported efficiency ratio increased to 54.7%, compared with 54.1% in the first quarter last year. The Bank’s adjusted efficiency ratio increased to 53.8%, compared with 52.5% in the first quarter last year.

Quarterly comparison – Q1 2015 vs. Q4 2014

Reported non-interest expenses for the quarter decreased $166 million, or 4%, compared with the prior quarter. Adjusted non-interest expenses decreased $96 million, or 2%, compared with the prior quarter. The decrease in adjusted non-interest expenses was primarily due to the Corporate and Canadian Retail segments. Corporate segment non-interest expenses decreased primarily due to higher investment in enterprise and regulatory projects and productivity initiatives in the prior quarter. Canadian Retail non-interest expenses decreased primarily due to higher business initiative spend and higher marketing initiatives in the prior quarter.

The Bank’s reported efficiency ratio decreased to 54.7%, compared with 58.1% in the prior quarter. The Bank’s adjusted efficiency ratio decreased to 53.8%, compared with 56.2% in the prior quarter.

Income Taxes

As discussed in the “How the Bank Reports” section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

The Bank’s effective income tax rate on a reported basis was 17.5% for the first quarter, compared with 15.7% in the same quarter last year and 18.2% in the prior quarter. The year-over-year increase was largely due to changes in business mix. The quarter-over-quarter decrease was largely due to higher tax-exempt dividend income from taxable Canadian corporations and changes in business mix.

TABLE 9: INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31		October 31		January 31
	2015		2014		2014
Income taxes at Canadian statutory income tax rate	$628	26.3%	$534	26.3%	$613	26.3%
Increase (decrease) resulting from:
Dividends received	(105)	(4.4)	(57)	(2.8)	(87)	(3.7)
Rate differentials on international operations	(126)	(5.3)	(91)	(4.5)	(143)	(6.1)
Other	21	0.9	(16)	(0.8)	(18)	(0.8)
Provision for income taxes and effective income tax rate – reported	$418	17.5%	$370	18.2%	$365	15.7%

The Bank’s adjusted effective tax rate was 18.0% for the quarter, higher than 17.1% in the same quarter last year and lower than 18.9% in the prior quarter, largely due to higher tax-exempt dividend income from taxable Canadian corporations and changes in business mix.

TABLE 10: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
Provision for income taxes – reported	$418	$370	$365
Adjustments for items of note: Recovery of (provision for) income taxes[1,2]
Amortization of intangibles	24	21	24
Integration charges relating to the acquisition of the credit card portfolio of MBNA Canada	–	19	7
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	–	–	(3)
Set-up, conversion and other one-time costs related to affinity relationship with Aimia and
acquisition of Aeroplan Visa credit card accounts	–	–	41
Gain on sale of TD Waterhouse Institutional Services	–	–	(35)
Total adjustments for items of note	24	40	34
Provision for income taxes – adjusted	$442	$410	$399
Effective income tax rate – adjusted[3]	18.0%	18.9%	17.1%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.
TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 10

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Effective December 27, 2013, and January 1, 2014, the results of the acquired Aeroplan credit card portfolio and the results of the related affinity relationship with Aimia Inc. (collectively, “Aeroplan”) are reported in the Canadian Retail segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank indicates that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section of this document, the “Business Focus” section in the 2014 MD&A, and Note 31 to the Bank’s 2014 Consolidated Financial Statements for the year ended October 31, 2014. For information concerning the Bank’s measure of adjusted return on average common equity, which is a non-GAAP financial measure, see the “How We Performed” section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results are reversed in the Corporate segment. The TEB adjustment for the quarter was $140 million, compared with $115 million in the first quarter last year, and $76 million in the prior quarter.

TABLE 11: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)		For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
Net interest income	$2,435	$2,435	$2,345
Non-interest income	2,464	2,485	2,284
Total revenue	4,899	4,920	4,629
Provision for credit losses	190	250	230
Insurance claims and related expenses	699	720	683
Non-interest expenses – reported	2,085	2,224	2,119
Non-interest expenses – adjusted	2,085	2,151	1,935
Net income – reported	1,449	1,304	1,204
Adjustments for items of note, net of income taxes[1]
Integration charges relating to the acquisition of the credit card portfolio of MBNA Canada	–	54	21
Set-up, conversion and other one-time costs related to affinity relationship with Aimia
and acquisition of Aeroplan Visa credit card accounts	–	–	115
Net income – adjusted	$1,449	$1,358	$1,340

Selected volumes and ratios
Return on common equity – reported[2]	41.9%	40.8%	39.4%
Return on common equity – adjusted[2]	41.9	42.5	43.9
Margin on average earning assets (including securitized assets)	2.88	2.92	2.94
Efficiency ratio – reported	42.6	45.2	45.8
Efficiency ratio – adjusted	42.6	43.7	41.8
Number of Canadian retail branches	1,164	1,165	1,178
Average number of full-time equivalent staff	39,602	39,671	39,276
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Effective November 1, 2014, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.

Quarterly comparison – Q1 2015 vs. Q1 2014

Canadian Retail net income for the quarter on a reported basis was $1,449 million, an increase of $245 million, or 20%, compared with the first quarter last year. Adjusted net income for the quarter was $1,449 million, an increase of $109 million, or 8%, compared with the first quarter last year. The increase in adjusted earnings was primarily driven by good loan and deposit volume growth, good credit management, the full quarter impact of Aeroplan and higher insurance earnings, partially offset by higher expenses. The reported and adjusted annualized return on common equity for the quarter was 41.9%, compared with 39.4% and 43.9%, respectively, in the first quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking businesses, including credit cards, auto finance, wealth and insurance businesses. Revenue for the quarter was $4,899 million, an increase of $270 million, or 6%, compared with the first quarter last year. Net interest income increased $90 million or 4% compared with the first quarter last year driven primarily by good loan and deposit volume growth and the full quarter impact of Aeroplan, partially offset by lower margins. Non-interest income increased $180 million or 8% largely due to the change in fair value of investments supporting insurance claims, wealth asset growth, insurance premium growth and the full quarter impact of Aeroplan, partially offset by lower reinsurance revenue.

The personal banking business generated good average lending volume growth of $13.2 billion, or 5%. Average real estate secured lending volume increased $8.4 billion, or 4%. Auto lending average volume increased $2.2 billion, or 15%, while all other personal lending average volumes increased $2.6 billion, or 8%, largely driven by the full quarter impact of Aeroplan. Business loans and acceptances average volume increased $4.3 billion, or 9%. Average personal deposit volumes increased $4.9 billion, or 3%, due to strong growth in core chequing and savings accounts, partially offset by lower term deposit volume. Average business deposit volumes increased $5.8 billion, or 8%. Margin on average earning assets was 2.88%, a 6 basis point (bps) decrease primarily due to the low rate environment and competitive pricing.

Assets under administration increased $38 billion, or 14%, and assets under management increased $31 billion, or 15% compared with first quarter of last year, driven primarily by market appreciation and strong new asset growth.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 11

PCL for the quarter was $190 million, a decrease of $40 million, or 17%, compared with the first quarter last year. Personal banking PCL was $190 million, a decrease of $29 million, or 13%, due primarily to a sale of charged-off accounts and continued favourable credit performance, partially offset by the full quarter impact of Aeroplan. Business banking PCL decreased by $11 million primarily due to higher recoveries and lower provisions. Annualized PCL as a percentage of credit volume was 0.22%, a decrease of 6 bps, compared with the first quarter last year. Net impaired loans were $824 million, a decrease of $104 million, or 11%, compared with the first quarter last year. Net impaired loans as a percentage of total loans were 0.24%, compared with 0.29% as at January 31, 2014.

Insurance claims and related expenses for the quarter were $699 million, an increase of $16 million, or 2% compared with the first quarter last year primarily due to the change in fair value of investments supporting claims, partially offset by less severe weather conditions.

Reported non-interest expenses for the quarter were $2,085 million, a decrease of $34 million, or 2%, compared with the first quarter last year. Adjusted non-interest expenses for the quarter were $2,085 million, an increase of $150 million, or 8%. The increase was driven primarily by higher employee-related costs including higher revenue-based variable expenses, timing of initiative spend, business growth and the full quarter impact of Aeroplan, partially offset by initiatives to increase productivity.

The reported efficiency ratio for the quarter improved to 42.6%, while the adjusted efficiency ratio worsened to 42.6%, compared with 45.8% and 41.8%, respectively, in the first quarter last year.

Quarterly comparison – Q1 2015 vs. Q4 2014

Canadian Retail net income for the quarter on a reported basis increased $145 million, or 11%, compared with the prior quarter. Adjusted net income for the quarter increased $91 million, or 7%, compared with the prior quarter. The increase in earnings was primarily due to lower expenses and good credit management. The reported and adjusted annualized return on common equity for the quarter was 41.9%, compared with 40.8% and 42.5%, respectively, in the prior quarter.

Revenue for the quarter decreased $21 million compared with the prior quarter. Net interest income was flat compared with prior quarter, as the increase due to volume growth was offset by margin compression and a decline in refinancing revenue. Non-interest income decreased $21 million or 1%, as higher fee revenue in credit cards and business banking and the change in fair value of investments supporting claims, was more than offset by lower reinsurance revenue. Margin on average earning assets was 2.88%, a decrease of 4 bps primarily due to competitive pricing, a decline in refinancing revenue and the low rate environment.

The personal banking business generated good average lending volume growth of $2.9 billion, or 1%. Average real estate secured lending volume increased $2.3 billion, or 1%. Auto lending average volume increased $0.7 billion or 4%. All other personal lending average volumes were flat compared with prior quarter. Business loans and acceptances average volumes increased $0.7 billion, or 1%. Average personal deposit volumes increased $2 billion, or 1%, while average business deposit volumes increased $2 billion, or 2%.

Assets under administration increased $9 billion, or 3%, and assets under management increased $15 billion, or 7% compared with the prior quarter, due to market appreciation and strong net asset growth.

PCL for the quarter decreased $60 million, or 24%, compared with the prior quarter. Personal banking PCL for the quarter decreased $41 million, or 18%, due primarily to a sale of charged-off accounts and favourable credit performance. Business banking PCL decreased $19 million largely due to higher recoveries for the quarter. Annualized PCL as a percentage of credit volume was 0.22%, a decrease of 7 bps, compared with the prior quarter. Net impaired loans decreased $10 million, or 1%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.24%, compared with 0.25% as at October 31, 2014.

Insurance claims and related expenses for the quarter decreased $21 million, or 3%, compared with the prior quarter primarily due to lower reinsurance claims, partially offset by the change in fair value of investments supporting claims.

Reported non-interest expenses for the quarter decreased $139 million, or 6%, compared with the prior quarter. Adjusted non-interest expenses for the quarter decreased $66 million, or 3%, compared with the prior quarter largely due to higher business initiative spend and higher marketing initiatives in the prior quarter.

The reported and adjusted efficiency ratio for the quarter improved to 42.6%, compared with 45.2% and 43.7%, respectively, in the prior quarter.

Business Outlook

The Canadian retail businesses remain focused on maintaining their leadership position in providing legendary customer service and convenience across all channels. Our commitment to invest across our businesses to enhance our customer value proposition positions us well for growth over the long term. For the remainder of the year, we expect earnings growth to moderate as good volume growth will be partially offset by declines in margin and the annualized impact of the Aeroplan acquisition. Credit loss rates are expected to remain relatively stable. We expect to generate insurance premium growth, but insurance results will also reflect the frequency and severity of weather-related events. We will continue to focus on productivity, to enhance the customer and employee experience, simplify processes and manage expenses.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 12

TABLE 12: U.S. RETAIL[1]
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars					U.S. dollars
	January 31	October 31	January 31	January 31	October 31	January 31
	2015	2014	2014	2015	2014	2014
Net interest income	$1,642	$1,515	$1,477	$1,408	$1,370	$1,381
Non-interest income	582	532	592	499	481	554
Total revenue	2,224	2,047	2,069	1,907	1,851	1,935
Provision for credit losses – loans[2]	176	161	236	153	145	221
Provision for (recovery of) credit losses – debt
securities classified as loans	1	(22)	2	1	(20)	2
Provision for credit losses	177	139	238	154	125	223
Non-interest expenses	1,391	1,381	1,312	1,193	1,249	1,225
U.S. Retail Bank net income[3]	535	426	424	457	385	398
Equity in net income of an investment in associate,
net of income taxes	90	83	68	79	77	65
Net income	$625	$509	$492	$536	$462	$463

Selected volumes and ratios
Return on common equity[4]	8.5%	7.6%	8.0%	8.5%	7.6%	8.0%
Margin on average earning assets (TEB)[5]	3.71	3.65	3.83	3.71	3.65	3.83
Efficiency ratio	62.5	67.5	63.4	62.5	67.5	63.4
Number of U.S. retail stores	1,301	1,318	1,288	1,301	1,318	1,288
Average number of full-time equivalent staff	26,021	26,162	26,108	26,021	26,162	26,108
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Includes provisions for credit losses on acquired credit-impaired loans including all Federal Deposit Insurance Corporation (FDIC) covered loans.
3	Results exclude the impact related to the equity in net income of the investment in TD Ameritrade.
4	Effective November 1, 2014, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.
5	Margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA).

Quarterly comparison – Q1 2015 vs. Q1 2014

U.S. Retail net income for the quarter was $625 million (US$536 million), which included net income of $535 million (US$457 million) from the U.S. Retail Bank and $90 million (US$79 million) from TD’s investment in TD Ameritrade. Canadian dollar earnings growth benefited from the strengthening of the U.S. dollar. The annualized return on common equity for the quarter was 8.5%, compared to 8.0% for the first quarter last year.

U.S. Retail Bank net income of US$457 million increased US$59 million, or 15%, compared with the first quarter last year primarily due to lower PCL and lower non-interest expenses, partially offset by a decrease in other non-interest income. The contribution from TD Ameritrade of US$79 million was up 22% compared with the first quarter last year, primarily due to increased transaction-based and asset-based revenue and the prior year impact of taxes on a special dividend.

U.S. Retail Bank revenue is derived from personal banking, business banking, investments, auto lending, credit cards, and wealth management. Revenue for the quarter was US$1,907 million, a decrease of US$28 million, or 1%, compared with the first quarter last year. The decrease was due to lower other non-interest income resulting from lower gains on sales of securities. Net interest income increased primarily due to strong volume loan and deposit growth, partially offset by margin compression and lower Target related revenue. Margin on average earning assets was 3.71%, a 12 bps decrease compared with the first quarter last year. Average loan volumes increased US$10 billion, or 9%, compared with the first quarter last year due to 15% growth in business loans and 3% growth in personal loans. Average deposit volumes increased US$10 billion, or 5%, compared with the first quarter last year driven by 7% growth in business deposit volume, 6% growth in personal deposit volume, and 3% growth in TD Ameritrade deposit volume.

PCL for the quarter was US$154 million, a decrease of US$69 million, or 31%, compared with the first quarter last year primarily due to lower net charge-offs and improved credit quality. Personal banking PCL was US$152 million, a decrease of US$81 million, or 35%, compared with the first quarter last year primarily due to improved credit quality and lower provisions related to auto loans and residential mortgages. Business banking PCL was US$1 million compared to a recovery of US$14 million in the first quarter last year as provisions for portfolio growth were substantially offset by improved credit quality. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1.3 billion, a decrease of US$50 million, or 4%, compared with the first quarter last year. Net impaired loans as a percentage of total loans were 1.1% as at January 31, 2015, compared with 1.2% at January 31, 2014. Net impaired debt securities classified as loans were US$882 million, a decrease of US$64 million, or 7%, compared with the first quarter last year.

Non-interest expenses for the quarter were US$1,193 million, a decrease of US$32 million, or 3%, compared with the first quarter last year primarily due to ongoing expense reduction initiatives, a benefit resulting from elective early lump sum pension payouts, and lower revenue-share related expenses, partially offset by higher expenses to support growth and higher compensation and benefit costs.

Efficiency ratio for the quarter improved to 62.5%, compared with 63.4% in the first quarter last year.

Quarterly comparison – Q1 2015 vs. Q4 2014

U.S. Retail net income for the quarter increased $116 million (US$74 million) compared with the prior quarter, which included an increase in net income of $109 million (US$72 million) from the U.S. Retail Bank and an increase of $7 million (US$2 million) from TD’s investment in TD Ameritrade. Canadian dollar earnings growth benefited from the strengthening of the U.S. dollar. The annualized return on common equity for the quarter was 8.5%, compared to 7.6% in the prior quarter.

U.S. Retail Bank net income increased US$72 million, or 19%, primarily due to lower expenses, higher revenue from strong loan growth, and improved net interest margins, partially offset by higher provisions for credit losses. The contribution from TD Ameritrade increased US$2 million, or 3%, compared with the prior quarter primarily due to increased transaction-based revenue, partially offset by higher operating expenses.

Revenue for the quarter increased US$56 million, or 3%, compared with the prior quarter primarily due to strong volume growth and higher net interest margins. Margin on average earning assets was 3.71%, a 6 bps increase compared with the prior quarter. Net interest margins benefited from higher deposit margins as we locked in the rates on our 2015 maturities, partially offset by loan margin compression. Average loan volumes increased US$3 billion, or 3%, compared with the prior quarter due to 4% growth in business loans and 1% growth in personal loans. Average deposit volumes increased US$3 billion, or 1%, compared with the prior quarter driven by 2% growth in business deposit volume and 2% growth in personal deposit volume, while TD Ameritrade deposits remained relatively flat.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 13

PCL for the quarter increased US$29 million, or 23%, compared with the prior quarter primarily due to increased provisions for portfolio growth and lower recovery of provisions related to debt securities classified as loans, partially offset by lower provisions for auto loans and improved credit quality in the retail and commercial loan portfolios. Personal banking PCL was US$152 million, an increase of US$35 million, or 30%, from the prior quarter primarily due to higher net charge-offs and higher provisions for portfolio growth in credit cards, partially offset by improved credit quality and provisions related to auto loans. Business banking PCL was US$1 million, a decrease of US$27 million, compared with the prior quarter as provisions for portfolio growth were more than offset by improvements in credit quality. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1.3 billion, which is 1.1% of total loans as at January 31, 2015, flat compared with prior quarter. Net impaired debt securities classified as loans decreased US$37 million, or 4%, compared with the prior quarter.

Non-interest expenses for the quarter decreased US$56 million, or 4%, compared with the prior quarter primarily due to a benefit resulting from elective early lump sum pension payouts coupled with lower legal and revenue-share related expenses.

Efficiency ratio for the quarter improved to 62.5%, compared with 67.5% in the prior quarter due to the improvement in net interest margins coupled with lower expenses.

Business Outlook

For 2015, we anticipate continued moderate, but variable, economic growth and continued low interest rates with the potential for modest increases in the second half of the calendar year. We expect competition for loans and deposits to remain intense, credit to remain benign, and the regulatory environment to be challenging as the complexity of the regulatory framework continues to evolve and obligations on banks to comply and adapt increase. We expect some variability in net interest margins throughout the rest of the year, but expect the full year margin to be roughly at the same level as the fourth quarter of 2014 as higher deposit margins offset additional loan margin compression. Provision for credit losses is expected to begin normalizing, as the high rate of recoveries is not expected to recur and the loan portfolio continues to grow. Given these assumptions, we expect modest growth in earnings. We will continue to focus on delivering legendary customer service and convenience across all distribution channels, making the necessary investments to support future growth and regulatory compliance, while maintaining our focus on productivity initiatives.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 8 to the Bank’s Interim Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 14

TABLE 13: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
Net interest income (TEB)	$597	$537	$551
Non-interest income	114	67	167
Total revenue	711	604	718
Provision for (recovery of) credit losses	2	(1)	–
Non-interest expenses	433	381	411
Net income	$192	$160	$230

Selected volumes and ratios
Trading-related revenue[1]	$380	$296	$408
Common Equity Tier 1 (CET1) Capital risk-weighted assets (billions of dollars)[2,3]	64	61	56
Return on common equity[4]	13.0%	13.0%	20.6%
Efficiency ratio	60.9	63.1	57.2
Average number of full-time equivalent staff	3,746	3,727	3,544
1	In the fourth quarter of 2014, the Bank implemented a funding valuation adjustment (FVA) in response to growing evidence that market implied funding costs and benefits are now considered in the pricing and fair valuation of uncollateralized derivatives. See Note 3 of the Interim Consolidated Financial Statements for further information on FVA.
2	Effective the third quarter of 2014, each capital ratio has its own RWA measure due to the OSFI prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For the third and fourth quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 57%, 65%, and 77%, respectively. For fiscal 2015, the scalars are 64%, 71%, and 77%, respectively.
3	Prior to the first quarter of 2015, the amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.
4	Effective November 1, 2014, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.

Quarterly comparison – Q1 2015 vs. Q1 2014

Wholesale Banking net income for the quarter was $192 million, a decrease of $38 million, or 17%, compared with the first quarter last year. The decrease in earnings was primarily due to lower revenue, higher non-interest expenses, and a higher effective tax rate. The annualized return on common equity for the quarter was 13.0%, compared with 20.6% in the first quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $711 million, a decrease of $7 million, or 1%, compared with the first quarter last year. The decrease was primarily due to lower interest rate and credit trading, and lower fee-based revenue on reduced volumes, reflecting an industry trend. This was partially offset by higher equity and foreign exchange trading on improved client activity, and higher security gains in the investment portfolio.

PCL for the quarter was $2 million, representing the accrual cost of credit protection.

Non-interest expenses for the quarter were $433 million, an increase of $22 million, or 5%, compared with the first quarter last year. The increase was primarily due to higher initiative spend and the impact of foreign exchange translation.

CET1 risk-weighted assets were $64 billion as at January 31, 2015, an increase of $8 billion, or 14%, compared with January 31, 2014. The increase was primarily due to growth in corporate banking, the impact of foreign exchange translation and a higher scalar for the inclusion of the Credit Valuation Adjustment (CVA) capital charge.

Quarterly comparison – Q1 2015 vs. Q4 2014

Wholesale Banking net income for the quarter increased $32 million, or 20%, compared with the prior quarter. The increase was largely due to higher revenue, partially offset by higher non-interest expenses. The annualized return on common equity for the quarter was 13.0%, flat to the prior quarter.

Revenue for the quarter increased $107 million, or 18%, compared with the prior quarter. The increase in revenue was primarily due to higher trading-related revenue and security gains in the investment portfolio. Trading-related revenue increased due to higher equity and foreign exchange trading and a lower charge for FVA in the current quarter. This was partially offset by lower underwriting fees on reduced volumes, reflecting an industry trend.

PCL for the quarter was $2 million, compared with a net recovery of $1 million in the prior quarter.

Non-interest expenses for the quarter increased $52 million, or 14%, primarily due to higher variable compensation commensurate with revenue and the impact of foreign exchange translation.

CET1 risk-weighted assets were $64 billion as at January 31, 2015, an increase of $3 billion, or 5%, compared with October 31, 2014. The increase was primarily due to the impact of foreign exchange translation and a higher scalar for the inclusion of the CVA capital charge.

Business Outlook

Overall, the global economy continues to show signs of recovery. However, we remain cautious as a combination of evolving capital and regulatory changes, uncertainty over the outlook for interest rates, volatile energy markets and the weaker Canadian dollar will continue to affect our business. While these factors will likely affect corporate and investor sentiment in the near term, we believe our diversified, integrated business model will continue to deliver solid results and grow our franchise. We remain focused on growing and deepening client relationships, being a valued counterparty, and managing our risks and productivity in 2015.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 15

TABLE 14: CORPORATE
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
Net income (loss) – reported	$(206)	$(227)	$116
Adjustments for items of note[1]
Amortization of intangibles	63	62	61
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	–	–	(19)
Gain on sale of TD Waterhouse Institutional Services	–	–	(196)
Total adjustments for items of note	63	62	(154)
Net income (loss) – adjusted	$(143)	$(165)	$(38)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(172)	$(233)	$(165)
Other	2	41	100
Non-controlling interests	27	27	27
Net income (loss) – adjusted	$(143)	$(165)	$(38)
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q1 2015 vs. Q1 2014

Corporate segment’s reported net loss for the quarter was $206 million, compared with a reported net income of $116 million in the first quarter last year. Adjusted net loss was $143 million, compared with an adjusted net loss of $38 million in the first quarter last year. Adjusted net loss increased primarily due to lower contribution from Other items. Other items were unfavourable due to the gain on sale of TD Ameritrade shares of $40 million and positive tax items recognized in the first quarter of last year and lower net revenue from treasury related activities in the current quarter including changes in the Bank's funding mix. Net corporate expenses increased as a result of ongoing investment in enterprise and regulatory projects and productivity initiatives.

Quarterly comparison – Q1 2015 vs. Q4 2014

Corporate segment’s reported net loss for the quarter was $206 million, compared with a reported net loss of $227 million in the prior quarter. Adjusted net loss was $143 million, compared with an adjusted net loss of $165 million in the prior quarter. The decline in adjusted net loss was due to lower net corporate expenses partially offset by lower contribution from Other items. Other items were unfavourable due to the lower net revenue from treasury activities in the current quarter and positive tax items recognized in the prior quarter. Net corporate expenses decreased primarily due to higher investment in enterprise and regulatory projects and productivity initiatives in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 16

BALANCE SHEET REVIEW

Total assets were $1.1 trillion as at January 31, 2015, an increase of $120 billion, or 12%, from October 31, 2014. The impact of foreign currency translation added $34 billion, or 3%, to growth in total assets. The net increase was primarily due to a $37 billion increase in derivatives, a $30 billion increase in loans (net of allowance for loan losses), a $14 billion increase in held-to-maturity securities and an $11 billion increase in securities purchased under reverse repurchase agreements.

Interest-bearing deposits with banks increased $7 billion primarily driven by higher U.S. Federal Reserve deposits.

Trading loans and securities increased $6 billion primarily driven by Wholesale Banking.

Derivatives increased $37 billion primarily driven by Wholesale Banking predominantly offset in derivative liabilities.

Held-to-maturity securities increased $14 billion primarily due to the impact of foreign currency translation.

Securities purchased under reverse repurchase agreements increased $11 billion primarily due to an increase in trade volumes in Wholesale Banking.

Loans (net of allowance for loan losses) increased $30 billion primarily driven by an increase in the U.S. Retail segments. The increase in the U.S. Retail segment was primarily due to growth in business and government loans and the impact of foreign currency translation.

Total liabilities were $1,017 billion as at January 31, 2015, an increase of $113 billion, or 13%, from October 31, 2014. The impact of foreign currency translation added $34 billion, or 3%, to growth in total liabilities. The net increase was primarily due to a $72 billion increase in deposits and a $29 billion increase in derivatives.

Derivatives increased $29 billion primarily driven by Wholesale Banking predominantly offset in derivative assets.

Deposits increased $72 billion primarily due to an increase in personal non-term deposits in the Canadian Retail and U.S. Retail segments, an increase in business and government deposits in the U.S. Retail, Wholesale Banking and Corporate segments, an increase in bank deposits in the U.S. Retail and Wholesale Banking segments and the impact of foreign currency translation.

Obligations related to securities sold under repurchase agreements increased $7 billion primarily due to an increase in trade volumes in Wholesale Banking.

Equity was $63 billion as at January 31, 2015, an increase of $7 billion, or 11%, from October 31, 2014. The increase was primarily due to an increase in accumulated other comprehensive income driven by higher cumulative translation adjustment gains as a result of foreign currency translation and growth in retained earnings.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 17

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q1 2015 vs. Q1 2014

Gross impaired loans excluding debt securities classified as loans, Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired loans were $2,967 million, as at January 31, 2015, an increase of $106 million, or 4%, compared with the first quarter last year. U.S. Retail gross impaired loans increased $239 million, or 15%, compared with the first quarter last year, primarily due to the impact of foreign exchange. Canadian Retail gross impaired loans decreased $105 million, or 9%, compared with the first quarter last year, primarily due to improved credit quality in the real estate secured lending portfolio. Net impaired loans were $2,418 million as at January 31, 2015, an increase of $32 million, or 1%, compared with the first quarter last year.

The allowance for credit losses of $3,539 million as at January 31, 2015, was composed of a counterparty-specific allowance of $380 million, a collectively assessed allowance for individually insignificant impaired loans of $514 million, and an allowance for incurred but not identified credit losses of $2,645 million.

The counterparty-specific allowance increased $21 million, or 6%, compared with the first quarter last year. The collectively assessed allowance for individually insignificant impaired loans increased $102 million, or 25%, compared with the first quarter last year due to the impact of foreign exchange. The allowance for incurred but not identified credit losses increased $121 million, or 5%, compared with the first quarter last year, primarily due to growth in the U.S. credit card portfolio and impact of foreign exchange.

The allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred at the portfolio level at the balance sheet date for loans not yet specifically identified as impaired. The Bank periodically reviews the methodology for calculating the allowance for incurred but not identified credit losses. As part of this review, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank’s recent loss experience of its credit portfolios, which may cause the Bank to provide or release amounts from the allowance for incurred but not identified losses. During the first quarter of 2015, certain refinements were made to the methodology, the cumulative effect of which was not material and which was included in the change for the quarter.

Quarterly comparison – Q1 2015 vs. Q4 2014

Gross impaired loans excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans increased by $236 million, or 9%, compared with the prior quarter, primarily due to the impact of foreign exchange in U.S. Retail. Impaired loans net of allowance increased $174 million, or 8%, compared with the prior quarter.

The counterparty-specific allowance increased $25 million, or 7%, compared with the prior quarter. The collectively assessed allowance for individually insignificant impaired loans increased $72 million, or 16%, compared with the prior quarter due to the impact of foreign exchange. The allowance for incurred but not identified credit losses increased $140 million, or 6%, compared with the prior quarter, primarily due to growth in the U.S. credit card portfolio and impact of foreign exchange.

TABLE 15: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2015	2014	2014
Personal, Business, and Government Loans[1,2]
Impaired loans at beginning of period	$2,731	$2,636	$2,692
Classified as impaired during the period	1,168	1,163	1,233
Transferred to not impaired during the period	(290)	(304)	(308)
Net repayments	(281)	(276)	(302)
Disposals of loans	(8)	–	(7)
Amounts written off	(557)	(539)	(549)
Recoveries of loans and advances previously written off	–	–	–
Exchange and other movements	204	51	102
Impaired loans at end of period	$2,967	$2,731	$2,861

1	Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-Agency Collateralized Mortgage Obligations” section of this document and Note 5 to the Interim Consolidated Financial Statements.
2	Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 5 to the Interim Consolidated Financial Statements.

TABLE 16: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)			As at
	January 31	October 31	January 31
	2015	2014	2014
Allowance for credit losses for on-balance sheet loans
Counterparty-specific	$380	$355	$359
Individually insignificant	514	442	412
Incurred but not identified credit losses	2,369	2,231	2,308
Total allowance for credit losses for on-balance sheet loans	3,263	3,028	3,079
Allowance for credit losses for off-balance sheet loans
Incurred but not identified credit losses	276	274	216
Total allowance for credit losses for off-balance sheet loans	276	274	216
Total	$3,539	$3,302	$3,295
Impaired loans, net of allowance[1,2]	$2,418	$2,244	$2,386
Net impaired loans as a percentage of net loans[1,2]	0.47%	0.46%	0.52%
Provision for credit losses as a percentage of net average loans and acceptances	0.29	0.30	0.40

1	Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-Agency Collateralized Mortgage Obligations” section of this document and Note 5 to the Interim Consolidated Financial Statements.
2	Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 5 to the Interim Consolidated Financial Statements.
TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 18

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. Credit policies in Canada and adjudication strategies are aligned with the Bank’s risk appetite and meet all regulatory requirements. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. Credit policies in Canada ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrower default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist. Based on the Bank's most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TABLE 17: REAL ESTATE SECURED LENDING[1,2]
(millions of Canadian dollars, except as noted)
												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								January 31, 2015
Canada
Atlantic provinces	$4,083	2.3%	$1,450	0.8%	$610	1.0%	$837	1.4%	$4,693	2.0%	$2,287	1.0%
British Columbia[4]	20,255	11.5	11,824	6.7	3,653	6.1	7,427	12.4	23,908	10.1	19,251	8.2
Ontario[4]	55,853	31.9	27,791	15.8	11,866	19.9	19,154	32.0	67,719	28.7	46,945	19.9
Prairies[4]	27,580	15.7	9,565	5.4	4,946	8.3	6,895	11.5	32,526	13.8	16,460	7.0
Quebec	12,364	7.0	5,130	2.9	2,049	3.4	2,414	4.0	14,413	6.1	7,544	3.2
Total Canada	120,135	68.4%	55,760	31.6%	23,124	38.7%	36,727	61.3%	143,259	60.7%	92,487	39.3%
United States	884		26,042		10		13,242		894		39,284
Total	$121,019		$81,802		$23,134		$49,969		$144,153		$131,771

								October 31, 2014
Canada
Atlantic provinces	$4,110	2.3%	$1,398	0.8%	$649	1.1%	$822	1.4%	$4,759	2.0%	$2,220	0.9%
British Columbia[4]	20,660	11.8	11,408	6.5	3,720	6.2	7,278	12.2	24,380	10.4	18,686	8.0
Ontario[4]	56,967	32.5	26,371	15.1	12,226	20.6	18,394	30.9	69,193	29.5	44,765	19.1
Prairies[4]	27,658	15.8	9,067	5.2	5,267	8.8	6,873	11.5	32,925	14.0	15,940	6.8
Quebec	12,442	7.1	5,044	2.9	2,035	3.4	2,304	3.9	14,477	6.2	7,348	3.1
Total Canada	121,837	69.5%	53,288	30.5%	23,897	40.1%	35,671	59.9%	145,734	62.1%	88,959	37.9%
United States	753		23,034		9		11,791		762		34,825
Total	$122,590		$76,322		$23,906		$47,462		$146,496		$123,784
1	Geographic location based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank’s residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to-date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 18: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION[1,2,3]
									As at
	<5	5– <10	10– <15	15– <20	20– <25	25– <30	30– <35	>=35
	years	years	years	years	years	years	years	years	Total
						January 31, 2015
Canada	1.3%	4.6%	8.2%	13.3%	33.8%	30.9%	7.9%	–%	100%
United States	2.2	2.1	18.2	3.2	10.8	62.9	0.5	0.1	100
Total	1.4%	4.2%	9.5%	11.9%	30.8%	35.1%	7.0%	0.1%	100%

						October 31, 2014
Canada	1.3%	4.5%	8.2%	12.8%	32.8%	30.9%	9.5%	–%	100%
United States	2.3	1.9	18.8	2.9	10.4	63.0	0.6	0.1	100
Total	1.4%	4.2%	9.4%	11.6%	30.2%	34.7%	8.4%	0.1%	100%

1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
2	Percentage based on outstanding balance.
3	Certain comparative amounts have been restated to conform with the presentation adopted in the current year.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 19

TABLE 19: UNINSURED AVERAGE LOAN-TO-VALUE: NEWLY ORIGINATED AND NEWLY ACQUIRED[1,2,3]
	For the three months ended
	Residential	Home equity
	mortgages	lines of credit[4]	Total
		January 31, 2015
Canada
Atlantic provinces	74%	68%	71%
British Columbia[5]	69	62	66
Ontario[5]	70	66	67
Prairies[5]	73	68	71
Quebec	72	69	71
Total Canada	70	66	68
United States	68	64	67
Total	70%	66%	68%

		October 31, 2014
Canada
Atlantic provinces	73%	62%	71%
British Columbia[5]	68	59	65
Ontario[5]	69	61	67
Prairies[5]	72	63	70
Quebec	71	62	70
Total Canada	70	61	68
United States	70	65	68
Total	70%	62%	68%
1	Geographic location based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit loan-to-value includes first position collateral mortgage if applicable.
5	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

Non-Prime Loans

As at January 31, 2015, the Bank had approximately $2.5 billion (October 31, 2014 – $2.4 billion), gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the total PCL of the quarter divided by the average month end loan balance was approximately 5.26% on an annual basis (October 31, 2014 – 4.91%). The portfolio continues to perform as expected. These loans are recorded at amortized cost.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 20

Sovereign Risk

The following table provides a summary of the Bank’s credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 20: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty
(millions of Canadian dollars)
													As at
	Loans and commitments[1]				Derivatives, repos, and securities lending[2]				Trading and investment portfolio[3,4]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[5]
Country											January 31, 2015
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	266	6	272	–	–	3	3	2	22	17	41	316
Ireland	–	–	–	–	35	–	558	593	–	–	–	–	593
Portugal	–	–	–	–	–	–	–	–	–	–	–	–	–
Spain	36	11	41	88	–	–	31	31	14	1	–	15	134
Total GIIPS	36	277	47	360	35	–	592	627	16	23	17	56	1,043
Rest of Europe
Finland	26	71	13	110	–	27	83	110	–	986	2	988	1,208
France	490	–	121	611	112	283	1,340	1,735	93	2,663	86	2,842	5,188
Germany	1,079	599	143	1,821	444	946	660	2,050	142	10,189	125	10,456	14,327
Netherlands	449	195	480	1,124	612	257	370	1,239	65	3,752	605	4,422	6,785
Sweden	–	79	107	186	–	34	74	108	7	735	662	1,404	1,698
Switzerland	1,051	–	235	1,286	34	–	594	628	23	–	272	295	2,209
United Kingdom	1,881	2,028	201	4,110	718	293	4,609	5,620	104	322	4,645	5,071	14,801
Other[6]	100	36	60	196	178	229	354	761	26	1,731	97	1,854	2,811
Total Rest of Europe	5,076	3,008	1,360	9,444	2,098	2,069	8,084	12,251	460	20,378	6,494	27,332	49,027
Total Europe	$5,112	$3,285	$1,407	$9,804	$2,133	$2,069	$8,676	$12,878	$476	$20,401	$6,511	$27,388	$50,070

Country											October 31, 2014
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	232	5	237	–	–	3	3	9	12	9	30	270
Ireland	–	–	–	–	14	–	417	431	–	–	–	–	431
Portugal	–	–	–	–	–	–	–	–	–	–	–	–	–
Spain	35	6	65	106	–	–	32	32	11	3	1	15	153
Total GIIPS	35	238	70	343	14	–	452	466	20	15	10	45	854
Rest of Europe
France	481	40	88	609	133	168	974	1,275	93	1,792	118	2,003	3,887
Germany	954	474	159	1,587	320	673	480	1,473	220	6,094	137	6,451	9,511
Netherlands	416	145	427	988	362	227	224	813	36	2,932	606	3,574	5,375
Sweden	–	76	101	177	–	30	30	60	4	621	539	1,164	1,401
Switzerland	854	–	198	1,052	19	–	611	630	68	–	74	142	1,824
United Kingdom	1,568	1,772	156	3,496	567	227	3,641	4,435	197	704	4,241	5,142	13,073
Other[6]	107	137	69	313	162	220	330	712	33	1,734	75	1,842	2,867
Total Rest of Europe	4,380	2,644	1,198	8,222	1,563	1,545	6,290	9,398	651	13,877	5,790	20,318	37,938
Total Europe	$4,415	$2,882	$1,268	$8,565	$1,577	$1,545	$6,742	$9,864	$671	$13,892	$5,800	$20,363	$38,792
1	Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at January 31, 2015, or October 31, 2014.
2	Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $7.2 billion for GIIPS (October 31, 2014 – $5.6 billion) and $43.2 billion for the rest of Europe (October 31, 2014 – $34.4 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.
3	Trading Portfolio exposures are net of eligible short positions. Deposits of $1.5 billion (October 31, 2014 – $1.3 billion) are included in the Trading and Investment Portfolio.
4	The fair values of the GIIPS exposures in Level 3 in the Trading and Investment Portfolio were not significant as at January 31, 2015, and October 31, 2014.
5	The reported exposures do not include $0.3 billion of protection the Bank purchased through credit default swaps (October 31, 2014 – $0.2 billion).
6	Other European exposure is distributed across 10 countries (October 31, 2014 – 12 countries), each of which has a net exposure below $1 billion as at January 31, 2015, and October 31, 2014.
TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 21

TABLE 21: EXPOSURE TO EUROPE – Gross European Lending Exposure by Country
(millions of Canadian dollars)			As at
	Loans and commitments
	Direct[1]	Indirect[2]	Total
Country	January 31, 2015
GIIPS
Greece	$–	$–	$–
Italy	267	5	272
Ireland	–	–	–
Portugal	–	–	–
Spain	18	70	88
Total GIIPS	285	75	360
Rest of Europe
Finland	89	21	110
France	151	460	611
Germany	891	930	1,821
Netherlands	579	545	1,124
Sweden	182	4	186
Switzerland	493	793	1,286
United Kingdom	2,247	1,863	4,110
Other[3]	44	152	196
Total Rest of Europe	4,676	4,768	9,444
Total Europe	$4,961	$4,843	$9,804

Country		October 31, 2014
GIIPS
Greece	$–	$–	$–
Italy	233	4	237
Ireland	–	–	–
Portugal	–	–	–
Spain	18	88	106
Total GIIPS	251	92	343
Rest of Europe
France	190	419	609
Germany	672	915	1,587
Netherlands	506	482	988
Sweden	173	4	177
Switzerland	353	699	1,052
United Kingdom	1,872	1,624	3,496
Other[3]	158	155	313
Total Rest of Europe	3,924	4,298	8,222
Total Europe	$4,175	$4,390	$8,565
1	Includes interest-bearing deposits with banks, funded loans, and banker’s acceptances.
2	Includes undrawn commitments and letters of credit.
3	Other European exposure is distributed across 10 countries (October 31, 2014 – 12 countries), each of which has a net exposure including Loans and Commitments, Derivatives, Repos and Securities Lending, and Trading and Investment Portfolio below $1 billion as at January 31, 2015, and October 31, 2014.

Of the Bank’s European exposure, approximately 97% (October 31, 2014 – 97%) is to counterparties in countries rated AAA/AA+ by either Moody’s Investor Services (Moody’s) or Standard & Poor’s (S&P), with the majority of this exposure to the sovereigns themselves and to well-rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA- or better by either Moody’s or S&P, and cash. The Bank also takes a limited amount of exposure to well-rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $5.9 billion (October 31, 2014 – $5.2 billion) of direct exposure to supranational entities with European sponsorship, and indirect exposure including $1.4 billion (October 31, 2014 – $1.9 billion) of European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily, and $12 million (October 31, 2014 – $11 million) invested in European diversified investment funds.

As part of the Bank’s usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

Exposure to ACQUIRED CREDIT-IMPAIRED LOANS

Acquired credit-impaired (ACI) loans are generally loans with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are initially recorded at fair value and, as a result, no allowance for credit losses is recorded on the date of acquisition.

ACI loans were acquired through the acquisitions of FDIC-assisted transactions, which include FDIC-covered loans subject to loss sharing agreements with the FDIC, South Financial, Chrysler Financial, and the acquisitions of the credit card portfolios of MBNA Canada, Target, and Aeroplan. The following table presents the unpaid principal balance, carrying value, counterparty-specific allowance, allowance for individually insignificant impaired loans, and the net carrying value as a percentage of the unpaid principal balance for ACI loans as at January 31, 2015, and October 31, 2014.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 22

TABLE 22: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars, except as noted)						As at
				Allowance for
	Unpaid		Counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance[1]	value	allowance	impaired loans	allowances	balance
					January 31, 2015
FDIC-assisted acquisitions	$747	$704	$2	$53	$649	86.9%
South Financial	1,106	1,059	4	46	1,009	91.2
Other[2]	28	–	–	–	–	–
Total ACI loan portfolio	$1,881	$1,763	$6	$99	$1,658	88.1%

					October 31, 2014
FDIC-assisted acquisitions	$699	$660	$2	$49	$609	87.1%
South Financial	1,090	1,046	6	40	1,000	91.7
Other[2]	36	7	–	–	7	19.4
Total ACI loan portfolio	$1,825	$1,713	$8	$89	$1,616	88.5%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.
2	Other includes the ACI loan portfolios of Chrysler Financial and the credit card portfolios of MBNA Canada, Target, and Aeroplan.

During the three months ended January 31, 2015, the Bank recorded a recovery of $7 million in provision for credit losses on ACI loans (January 31, 2014 – nil). The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 23: ACQUIRED CREDIT-IMPAIRED LOANS – KEY CREDIT STATISTICS
(millions of Canadian dollars, except as noted)				As at
	January 31, 2015		October 31, 2014
	Unpaid principal balance[1]		Unpaid principal balance[1]
Past due contractual status
Current and less than 30 days past due	$1,589	84.5%	$1,540	84.4%
30-89 days past due	68	3.6	60	3.3
90 or more days past due	224	11.9	225	12.3
Total ACI loans	1,881	100.0	1,825	100.0
Geographic region
Florida	1,179	62.7	1,101	60.3
South Carolina	525	27.9	535	29.3
North Carolina	145	7.7	143	7.9
Other U.S./Canada	32	1.7	46	2.5
Total ACI loans	$1,881	100.0%	$1,825	100.0%

1	Represents contractual amount owed net of charge-offs since acquisition of the loan.

Exposure to Non-Agency Collateralized Mortgage Obligations

As a result of the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency Collateralized Mortgage Obligations (CMOs) collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.

These debt securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances for credit losses, counterparty-specific and collectively assessed. Counterparty-specific allowances represent individually significant loans, including the Bank’s debt securities classified as loans, which are assessed for whether impairment exists at the counterparty-specific level. Collectively assessed allowances consist of loans for which no impairment is identified on a counterparty-specific level and are grouped into portfolios of exposures with similar credit risk characteristics to collectively assess if impairment exists at the portfolio level.

The allowance for losses that are incurred but not identified as at January 31, 2015, was US$52 million (October 31, 2014 – US$52 million).

The following table presents the par value, carrying value, allowance for loan losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio as at January 31, 2015, and October 31, 2014. As at January 31, 2015, the balance of the remaining acquisition-related incurred loss was US$177 million (October 31, 2014 – US$187 million). This amount is reflected in the following table as a component of the discount from par to carrying value.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 23

TABLE 24: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars, except as noted)					As at
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
				January 31, 2015
Non-Agency CMOs	$1,666	$1,459	$240	$1,219	73.2%

				October 31, 2014
Non-Agency CMOs	$1,748	$1,523	$241	$1,282	73.3%

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 12% of the non-agency CMO portfolio is rated AAA for regulatory capital reporting as at January 31, 2015 (October 31, 2014 – 13%). The net capital benefit of the re-securitization transaction is reflected in the changes in RWA. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TABLE 25: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)						As at
	Alt-A		Prime Jumbo		Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
					January 31, 2015
2003	$49	$55	$60	$65	$109	$120
2004	75	84	23	26	98	110
2005	288	349	22	25	310	374
2006	217	250	106	119	323	369
2007	299	358	132	146	431	504
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$928	$1,096	$343	$381	$1,271	$1,477
Less: allowance for incurred but not identified credit losses					52
Total					$1,219

					October 31, 2014
2003	$58	$65	$64	$68	$122	$133
2004	79	89	24	27	103	116
2005	300	361	23	26	323	387
2006	226	257	113	126	339	383
2007	310	371	137	152	447	523
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$973	$1,143	$361	$399	$1,334	$1,542
Less: allowance for incurred but not identified credit losses					52
Total					$1,282
TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 24

CAPITAL POSITION

Basel III Capital Framework

Capital requirements of the Basel Committee on Banking and Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. The sum of the first two components is defined as Tier 1 Capital. CET1 Capital is mainly comprised of common shares, retained earnings, and accumulated other comprehensive income, and is the highest quality capital and the predominant form of Tier 1 Capital. CET1 Capital also includes regulatory adjustments and deductions for items such as goodwill, intangible assets, and amounts by which capital items (that is, significant investments in CET1 Capital of financial institutions, mortgage servicing rights, and deferred tax assets from temporary differences) exceed allowable thresholds. Additional Tier 1 capital primarily consists of preferred shares. Tier 2 Capital is mainly comprised of subordinated debt, certain loan loss allowances, and minority interests in subsidiaries’ Tier 2 instruments. Regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by their respective RWAs1.

OSFI’s Capital Requirements under Basel III

OSFI’s Capital Adequacy Requirements (CAR) guideline details how the Basel III rules apply to Canadian banks.

Effective January 1, 2014, the CVA capital charge is phased in over a five year period, given the delays in the implementation of Basel III standards in the U.S. and European Union countries. The bilateral over-the-counter (OTC) derivative market is a global market and given the significant impact of the CVA capital charge, OSFI believed a coordinated start with the two most significant jurisdictions in the global derivatives market was warranted. The CVA capital charge phase-in is based on a scalar approach whereby a CVA capital charge of 57% was applied in 2014 for the CET1 calculation. This percentage increased to 64% for 2015 and 2016, and increases to 72% in 2017, 80% in 2018, and 100% in 2019. A similar set of scalar phase-in percentages would also apply for the Tier 1 and Total Capital ratio calculations.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 capital instruments must include non-viability contingent capital (NVCC) provisions (NVCC Provisions) to qualify as regulatory capital. NVCC Provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank if OSFI determines that the Bank is, or is about to become, non-viable and that after conversion of the non-common capital instruments, the viability of the Bank is expected to be restored, or if the Bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government without which the Bank would have been determined by OSFI to be non-viable. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC Provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline contains two methodologies for capital ratio calculation: (1) the “transitional” method; and (2) the “all-in” method. Under the “transitional” method, changes in capital treatment for certain items, as well as minimum capital ratio requirements, are being phased in over the period from 2013 to 2019. Under the “all-in” method, capital is defined to include all of the regulatory adjustments that will be required by 2019, while retaining the phase-out rules for non-qualifying capital instruments. The minimum CET1, Tier 1, and Total Capital ratios, based on the “all-in” method, are 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1 minimum requirement to 7%. Including the capital conservation buffer, Canadian banks are required to maintain a minimum Tier 1 Capital ratio of 8.5% and a Total Capital ratio of 10.5%.

At the discretion of OSFI, a countercyclical common equity capital buffer (CCB) within a range of 0 to 2.5% could be imposed. No CCB is currently in effect.

In November 2011, the BCBS published the final rules on global systemically important banks (G-SIBs). None of the Canadian banks have been designated as a G-SIB. In March 2013, OSFI designated the six major Canadian banks as domestic systematically important banks (D-SIBs), for which a 1% common equity capital surcharge will be in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, will be required to meet an “all-in” Pillar 1 target CET1 ratio of 8% no later than January 1, 2016.

OSFI's Regulatory Target Ratios under Basel III on an “All-In” Basis
Basel III Capital Ratios	BCBS minimum	Capital Conservation buffer	OSFI Regulatory Targets without D-SIB surcharge	Effective date	D-SIB surcharge	OSFI Regulatory Targets with D-SIB surcharge[2]
Common Equity Tier 1 Capital ratio	4.5%	2.5%	7.0%	January 1, 2013	1.0%	8.0%
Tier 1 Capital ratio	6.0	2.5	8.5	January 1, 2014	1.0	9.5
Total Capital ratio	8.0	2.5	10.5	January 1, 2014	1.0	11.5

In July 2013, the BCBS issued an update to the final rules on G-SIBs and outlined the G-SIB assessment methodology which is based on the submissions of the largest global banks. The score for a particular indicator is calculated by dividing the individual bank value by the aggregate amount for the indicator summed across all banks included in the assessment. Accordingly, an individual bank’s ranking is reliant on the results and submissions of other global banks. The update also provided clarity on the public disclosure requirements of the twelve indicators used in the assessment methodology. As per OSFI’s Advisory issued March 2014, the six Canadian banks that have been designated as D-SIBs are also required by OSFI to publish, at a minimum, the twelve indicators used in the G-SIB indicator-based assessment framework for 2014 year-end data by no later than the date of the bank’s first quarter 2015 public disclosure of shareholder financial data. Public disclosure of data for year-ends subsequent to 2014 is required no later than the date of the bank’s annual disclosure of shareholder financial data.

The indicator based measurement approach divides the twelve indicators into five categories, with each category yielding a 20% weight to a bank's total score on the G-SIB scale as per the following table.

1 Effective the third quarter of 2014, each capital ratio has its own RWA measure due to the OSFI prescribed scalar for inclusion of the CVA. For the third and fourth quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 57%, 65%, and 77% respectively. For fiscal 2015, the scalars are 64%, 71%, and 77% respectively.

2 Effective no later than January 1, 2016.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 25

Category (and weighting)	Individual indicator (and weighting)	Category background
Cross-jurisdictional activity (20%)	1. Cross-jurisdictional claims (10%) 2. Cross-jurisdictional liabilities (10%)	This category measures the importance of the bank’s activities outside its home jurisdiction, relative to overall activity of other banks. The two indicators account for an understanding that the international impact of a bank’s distress or failure would vary in line with its share of cross-jurisdictional assets and liabilities.
Size (20%)	3. Total exposures as defined for use in the Basel III leverage ratio (20%)	This category measures the size of the bank. The larger the bank, the more difficult it is for its activities to be quickly replaced by other banks and therefore the greater the chance that its distress or failure would cause disruption to the financial markets in which it operates. The distress or failure of a large bank is also more likely to damage confidence in the financial system as a whole. Size is therefore a key measure of systemic importance.
Interconnectedness (20%)	4. Intra-financial system assets (6.67%) 5. Intra-financial system liabilities (6.67%) 6. Securities outstanding (6.67%)	This category measures the magnitude of dependence amongst banks. Given the network of contractual obligations in which the banks operate, financial distress at one institution can materially increase the likelihood of distress at other institutions. A bank’s systemic impact is likely to be positively related to its interconnectedness vis-à-vis other financial institutions.
Substitutability / financial institution infrastructure (20%)	7. Assets under custody (6.67%) 8. Payments activity (6.67%) 9. Underwritten transactions in debt and equity markets (6.67%)	This category measures the extent to which other institutions could provide the same service (such as availability of substitutes) of the failed bank. The three indicators also measures the bank's dominance in the financial institution infrastructure in which it operates. The greater a bank’s role in a particular business line, or as a service provider in underlying market infrastructure (for example, payment systems), the larger the disruption will likely be following its failure, in terms of both service gaps and reduced flow of market and infrastructure liquidity. At the same time, the cost to the failed bank’s customers in having to seek the same service from another institution is likely to be higher for a failed bank with relatively greater market share in providing the service.
Complexity (20%)	10. Notional amount of OTC derivatives (6.67%) 11. Level 3 assets (6.67%) 12. Trading and available-for-sale securities (6.67%)	This category measures the complexity of the bank. The systemic impact of a bank’s distress or failure is expected to be positively related to its overall complexity – that is, its business, structural, and operational complexity. The more complex a bank is, the greater are the costs and time needed to resolve the bank.

The Bank's fiscal 2014 G-SIB score has not yet been determined, however for fiscal year 2013, the Bank was below the G-SIB bucket thresholds. The following table provides the results of the twelve indicators for the Bank.

TABLE 26: G-SIB INDICATORS
(millions of Canadian dollars)			As at
		October 31	October 31
		2014	2013

Category (and weighting)	Individual Indicator
Cross-jurisdictional activity (20%)	Cross-jurisdictional claims	$376,172	$314,680
	Cross-jurisdictional liabilities	328,043	288,213
Size (20%)	Total exposures as defined for use in the Basel III leverage ratio	1,092,955	965,841
Interconnectedness (20%)	Intra-financial system assets	90,893	73,861
	Intra-financial system liabilities	43,644	30,080
	Securities outstanding	257,098	209,370
Substitutability / financial institution	Assets under custody	338,241	332,567
infrastructure (20%)	Payments activity	21,283,645	19,635,624
	Underwritten transactions in debt and equity markets	18,485	15,823
Complexity (20%)	Notional amount of OTC derivatives	5,980,550	4,711,309
	Level 3 assets	3,022	2,765
	Trading and available-for-sale securities	66,711	52,841

Basel III introduced a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-based capital requirements. Similar to OSFI’s assets-to-capital multiple (ACM), the objective of the leverage ratio is to constrain the build-up of excessive leverage in the banking sector, protecting against the inherent risk of excessive assets growth. The leverage ratio replaced the ACM effective January 1, 2015, and has a regulatory minimum requirement of 3%. The leverage ratio is calculated as per OSFI’s Leverage Requirements Guideline. The key components in the calculation of the ratio include, but are not limited to, Tier 1 capital, on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 26

Future Regulatory Capital Developments

In December 2014, BCBS published the final standards on the revised securitization framework. The final framework, effective January 2018, enhanced the current methodologies for calculating securitization RWA by making them more risk sensitive and limiting over-reliance on rating agencies. The final standards yield capital requirements that are higher than those produced in the current framework.

On August 1, 2014, the Department of Finance released a public consultation paper (the “Bail-in Consultation”) regarding a proposed Taxpayer Protection and Bank Recapitalization regime (commonly referred to as “bail-in”) which outlines their intent to implement a comprehensive risk management framework for Canada’s D-SIBs. Refer to the section on “Regulatory Developments Concerning Liquidity and Funding” in this document for more details.

As part of adopting final Basel III rules in the U.S., effective January 1, 2014, the Bank’s U.S. holding company and major U.S. retail bank subsidiaries commenced reporting available regulatory capital on a U.S. Basel III basis to the U.S. regulators. RWA will continue to be reported according to the U.S. general risk-based capital rules (namely “Basel I”), until January 1, 2015, when the Bank’s U.S. holding company and major U.S. retail bank subsidiaries will report both available regulatory capital and RWA on a U.S. Basel III basis.

In February 2014, the U.S. Federal Reserve Board released final rules on Enhanced Prudential Standards for large Foreign Bank Organizations and U.S. Bank Holding Companies (BHCs). As a result of these rules, TD will be required to consolidate 90% of its U.S. legal entity ownership interests under a single top-tier U.S. Intermediate Holding Company (IHC) by July 1, 2016, and consolidate 100% of its U.S. legal entity ownership interest by July 1, 2017. The IHC will be subject to the same extensive capital, liquidity, and risk management requirements as large BHCs.

In December 2014, BCBS released a consultative document introducing a capital floor framework based on Basel II/III standardized approaches to calculate risk-weighted assets. This framework will replace the current transitional floor, which is based on the Basel I standard. The objectives of a capital floor are to ensure minimum levels of banking system capital, mitigate internal approaches model risk, and enhance comparability of capital ratios across banks. The calibration of the floor is outside the scope of this consultation. The impact on the Bank will be dependent on the final calibration of the capital floor and on the revised credit, market and operational risk standardized approaches which are currently all under review and consultation.

TABLE 27: REGULATORY CAPITAL POSITION[1]
(millions of Canadian dollars, except as noted)			As at
	January 31	October 31	January 31
	2015	2014	2014
Common Equity Tier 1 Capital risk-weighted assets for:
Credit risk[2]	$304,702	$275,925	$263,971
Market risk	12,201	14,376	13,177
Operational risk	38,694	38,092	35,824
Total	$355,597	$328,393	$312,972
Common Equity Tier 1 Capital	$33,608	$30,965	$27,803
Common Equity Tier 1 Capital ratio[2]	9.5%	9.4%	8.9%
Tier 1 Capital	$39,086	$35,999	$32,852
Tier 1 Capital ratio[2,3]	11.0%	10.9%	10.5%
Total Capital[4]	$46,586	$44,255	$41,326
Total Capital ratio[2,5]	13.0%	13.4%	13.2%
Leverage ratio[6]	3.5	n/a8	n/a8
Assets-to-capital multiple[7]	n/a8	19.1	19.4
1	Prior to the first quarter of 2015, the amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.
2	The final CAR Guideline postponed the CVA capital charge until January 1, 2014. For the third and fourth quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 57%, 65%, and 77% respectively. For fiscal 2015, the scalars are 64%, 71%, and 77% respectively.
3	Tier 1 Capital ratio is calculated as Tier 1 Capital divided by Tier 1 Capital RWA.
4	Total Capital includes CET1, Tier 1, and Tier 2 Capital.
5	Total Capital ratio is calculated as Total Capital divided by Total Capital RWA.
6	The leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined.
7	The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total Capital.
8	Not applicable.

As at January 31, 2015, the Bank’s CET1, Tier 1, and Total Capital ratios were 9.5%, 11.0%, and 13.0%, respectively. Compared with the Bank’s CET1 Capital ratio of 9.4% as at October 31, 2014, the January 31, 2015, CET1 Capital ratio increased primarily as a result of good organic capital growth partially offset by actuarial losses on employee benefit plans, which were driven primarily by the decline in long term interest rates. The CVA capital charge represents approximately 29 bps, of which 64% (or 19 bps) was included in the 2015 CET1 ratio, per OSFI’s determined scalar phase-in.

Preferred Share Issues

Issue of 5-Year Rate Reset Preferred Shares, Series 5

On December 16, 2014, the Bank issued 20 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 5 (“Series 5 Shares”) for gross cash consideration of $500 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 3.75% for the initial period from and including December 16, 2014, to but excluding January 31, 2020. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 2.25%. Holders of the Series 5 Shares will have the right to convert their Series 5 Shares into non-cumulative Floating Rate Preferred Shares, Series 6 (“Series 6 Shares”), subject to certain conditions, on January 31, 2020, and on January 31 every five years thereafter. Holders of the Series 6 Shares will be entitled to receive quarterly non-cumulative cash dividends, if declared, at a rate equal to the then average three-month Government of Canada Treasury Bills yield plus 2.25%. The Series 5 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on January 31, 2020, and on January 31 every five years thereafter. To qualify as additional Tier 1 Capital under Basel III, the Series 5 Shares and Series 6 Shares include a non-viability contingent capital provision, under which they could be converted into a variable number of common shares of the Bank if OSFI announces that the Bank has ceased, or is about to cease, to be viable or if the Bank has accepted or agreed to accept a capital injection or equivalent support from the government. If such a conversion were to occur, the maximum number of common shares that could be issued based on the formula for conversion set out in the prospectus supplement dated December 4, 2014 and assuming there are no declared and unpaid dividends on the Series 5 Shares or Series 6 Shares, as applicable, would be 100 million.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 27

TABLE 28: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for non-counterparty credit risk and counterparty credit risk
Risk-weighted assets movement by key driver[1]
(billions of Canadian dollars)			For the three months ended
	January 31, 2015		October 31, 2014
	Non-counterparty	Counterparty	Non-counterparty	Counterparty
	credit risk	credit risk	credit risk	credit risk
Common Equity Tier 1 Capital RWA, balance at	$258.0	$17.9	$249.1	$16.4
beginning of period
Book size	4.6	0.8	4.0	1.3
Book quality	0.7	0.2	(0.3)	–
Model updates	–	–	(0.1)	–
Methodology and policy	–	0.7	–	–
Acquisitions and disposals	–	–	–	–
Foreign exchange movements	20.5	1.4	5.2	0.2
Other	(0.1)	–	0.1	–
Total RWA movement	25.7	3.1	8.9	1.5
Common Equity Tier 1 Capital RWA, balance at
end of period	$283.7	$21.0	$258.0	$17.9
1	Prior to the first quarter of 2015, the amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.

Counterparty credit risk is comprised of OTC derivatives, repo-style transactions, trades cleared through central counterparties, and CVA RWA (phased in at 57% for fiscal 2014 and 64% for fiscal 2015).

Non-counterparty credit risk includes loans and advances to retail customers (individuals and small business), corporate entities (wholesale and commercial customers), banks and governments, as well as holdings of debt, equity securities, and other assets (including prepaid expenses, deferred income taxes, land, building, equipment, and other depreciable property).

The Book size category consists of organic changes in book size and composition (including new business and maturing loans) and, for the first quarter of 2015, is mainly due to growth in derivatives, corporate, and commercial loans in the Wholesale and U.S. Retail segments and across various portfolios in the Canadian Retail segment.

The Book quality category includes quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.

The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions.

The Methodology and policy category impacts are methodology changes to the calculations driven by regulatory policy changes, such as new regulations.

Foreign exchange movements are mainly due to a change in the U.S. dollar foreign exchange rate on the U.S. portfolios in the U.S. Retail segment.

The Other category consists of items not described in the above categories, including changes in exposures not included under advanced or standardized methodologies, such as prepaid expenses, deferred income taxes, land, building, equipment and other depreciable property, and other assets.

TABLE 29: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for market risk
Risk-weighted assets movement by key driver[1]

(billions of Canadian dollars)	For the three months ended
	January 31, 2015	October 31, 2014
RWA, balance at beginning of period	$14.4	$13.7
Movement in risk levels	(0.4)	0.9
Model updates	–	(0.2)
Methodology and policy	(1.8)	–
Acquisitions and disposals	–	–
Foreign exchange movements and other	n/m2	n/m2
Total RWA movement	(2.2)	0.7
RWA, balance at end of period	$12.2	$14.4
1	Prior to the first quarter of 2015, the amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.
2	Not meaningful.

The Movement in risk levels category reflects changes in risk due to position changes and market movements. Reductions in U.S. agency bonds contributed to the decrease in RWA.

The Model updates category reflects updates to the model to reflect recent experience and changes in model scope.

The Methodology and policy category reflects methodology changes to the calculations driven by regulatory policy changes. Methodology changes related to precious metals exposure drove the decrease in RWA.

Foreign exchange movements and other are deemed not meaningful since RWA exposure measures are calculated in Canadian dollars. Therefore, no foreign exchange translation is required.

TABLE 30: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for operational risk
Risk-weighted assets movement by key driver[1]
(billions of Canadian dollars)	For the three months ended
	January 31, 2015	October 31, 2014
RWA, balance at beginning of period	$38.1	$37.5
Revenue generation	0.6	0.6
RWA, balance at end of period	$38.7	$38.1
1	Prior to the first quarter of 2015, the amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.

The movement in the Revenue generation category is mainly due to an increase in gross income related to the U.S. Retail and Canadian Retail segments.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 28

MANAGING RISK

EXECUTIVE SUMMARY

Growing profitability in financial services involves selectively taking and managing risks within TD’s risk appetite. The Bank's goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in TD's businesses to ensure it can meet its future strategic objectives.

TD's businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates, and the impact that emerging risks will have on TD’s strategy and risk profile. The Bank's risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy, and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not ‘bet the bank’ on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.

TD considers it critical to assess regularly the operating environment and highlight top and emerging risks within the individual business and enterprise that could have a significant impact on the Bank. These risks can be internal or external, impacting the financial results, reputation or sustainability of the business. They may also represent exposures or potential events which may or may not materialize. These risks are identified, discussed, and actioned by senior risk leaders and reported quarterly to the Risk Committee of the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

The Bank's risk governance structure and risk management approach have not substantially changed from that described in the 2014 MD&A. Additional information on risk factors can be found in the 2014 MD&A under the heading “Risk Factors and Management”. For a complete discussion of the risk governance structure and the risk management approach, see the “Managing Risk” section in the 2014 MD&A.

The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended January 31, 2015.

CREDIT RISK

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 31: GROSS CREDIT RISK EXPOSURES – STANDARDIZED AND AIRB APPROACHES[1,2]

(millions of Canadian dollars)				As at
		January 31, 2015		October 31, 2014
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$32,359	$262,664	$295,023	$28,599	$261,063	$289,662
Qualifying revolving retail	–	60,104	60,104	–	59,316	59,316
Other retail	53,629	37,296	90,925	48,093	36,680	84,773
Total retail	85,988	360,064	446,052	76,692	357,059	433,751
Non-retail
Corporate	100,946	195,853	296,799	85,948	177,826	263,774
Sovereign	48,192	116,391	164,583	35,788	96,948	132,736
Bank	11,068	110,092	121,160	9,794	98,736	108,530
Total non-retail	160,206	422,336	582,542	131,530	373,510	505,040
Gross credit risk exposures	$246,194	$782,400	$1,028,594	$208,222	$730,569	$938,791

1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit risk-weighted assets.
2	Prior to the first quarter of 2015, the amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 29

MARKET RISK

Market risk capital is calculated using internal models and comprises three components: (1) Value-at-Risk (VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.

Market Risk Linkage to the Balance Sheet

The following table provides a breakdown of the Bank’s balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 32: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars)		As at
		January 31, 2015
				Non-Trading market
	Balance	Trading	Non-Trading	risk – primary risk
	sheet	market risk	market risk	sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$50,624	$634	$49,990	Interest rate
Trading loans, securities, and other	107,488	102,026	5,462	Interest rate
Derivatives	93,223	80,014	13,209	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	4,097	–	4,097	Interest rate
Available-for-sale securities	67,424	–	67,424	Foreign exchange, interest rate
Held-to-maturity securities	70,559	–	70,559	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	93,411	10,806	82,605	Interest rate
Loans	512,194	–	512,194	Interest rate
Customers' liability under acceptances	12,312	–	12,312	Interest rate
Investment in TD Ameritrade	6,335	–	6,335	Equity
Other assets[1]	1,411	–	1,411	Interest rate
Assets not exposed to market risk	61,077	–	–
Total Assets	1,080,155	193,480	825,598

Liabilities subject to market risk
Trading deposits	63,365	1,943	61,422	Interest rate
Derivatives	80,674	74,851	5,823	Foreign exchange, interest rate
Securitization liabilities at fair value	11,564	10,561	1,003	Interest rate
Other financial liabilities designated at fair value through
profit or loss	2,751	2,747	4	Interest rate
Deposits	672,772	–	672,772	Equity, interest rate
Acceptances	12,312	–	12,312	Interest rate
Obligations related to securities sold short	34,878	31,351	3,527	Interest rate
Obligations related to securities sold under repurchase
agreements	59,623	12,882	46,741	Interest rate
Securitization liabilities at amortized cost	24,913	–	24,913	Interest rate
Subordinated notes and debentures	7,777	–	7,777	Interest rate
Other liabilities[1]	14,254	–	14,254	Interest rate
Liabilities and Equity not exposed to market risk	95,272	–	–
Total Liabilities and Equity	$1,080,155	$134,335	$850,548

		October 31, 2014
Assets subject to market risk
Interest-bearing deposits with banks	$43,773	$377	$43,396	Interest rate
Trading loans, securities, and other	101,173	99,274	1,899	Interest rate
Derivatives	55,796	49,164	6,632	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	4,745	–	4,745	Interest rate
Available-for-sale securities	63,008	–	63,008	Foreign exchange, interest rate
Held-to-maturity securities	56,977	–	56,977	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	82,556	8,154	74,402	Interest rate
Loans	481,937	–	481,937	Interest rate
Customers' liability under acceptances	13,080	–	13,080	Interest rate
Investment in TD Ameritrade	5,569	–	5,569	Equity
Other assets[1]	1,434	–	1,434	Interest rate
Assets not exposed to market risk	50,463	–	–
Total Assets	960,511	156,969	753,079

Liabilities subject to market risk
Trading deposits	59,334	1,793	57,541	Interest rate
Derivatives	51,209	47,483	3,726	Foreign exchange, interest rate
Securitization liabilities at fair value	11,198	10,190	1,008	Interest rate
Other financial liabilities designated at fair value through
profit or loss	3,250	3,242	8	Interest rate
Deposits	600,716	–	600,716	Equity, interest rate
Acceptances	13,080	–	13,080	Interest rate
Obligations related to securities sold short	39,465	37,247	2,218	Interest rate
Obligations related to securities sold under repurchase
agreements	53,112	8,242	44,870	Interest rate
Securitization liabilities at amortized cost	24,960	–	24,960	Interest rate
Subordinated notes and debentures	7,785	–	7,785	Interest rate
Other liabilities[1]	13,525	–	13,525	Interest rate
Liabilities and Equity not exposed to market risk	82,877	–	–
Total Liabilities and Equity	$960,511	$108,197	$769,437
1	Other assets and liabilities related to retirement benefits, insurance and structured entity liabilities.
TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 30

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading-related revenue within Wholesale Banking. Trading-related revenue is the total of trading revenue reported in other income and the net interest income on trading positions reported in net interest income, and is reported on a TEB. For the quarter ended January 31, 2015, there were four days of trading losses and trading-related revenue was positive for 94% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, Incremental Risk Charge, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the first quarter of fiscal 2015, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 31

The following table presents the end of quarter, average, high, and low usage of TD’s portfolio metrics.

TABLE 33: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars)	For the three months ended
	January 31				October 31	January 31
				2015	2014	2014
	As at	Average	High	Low	Average	Average
Interest rate risk	$6.0	$5.3	$9.9	$3.8	$6.3	$5.8
Credit spread risk	11.8	6.6	11.8	4.6	5.2	7.2
Equity risk	7.0	5.5	7.2	4.0	5.7	3.7
Foreign exchange risk	5.4	3.3	6.3	1.1	2.5	2.4
Commodity risk	2.1	1.7	3.3	1.0	1.8	1.0
Idiosyncratic debt specific risk	17.7	16.4	22.5	13.1	16.2	15.8
Diversification effect[1]	(26.3)	(19.6)	n/m2	n/m2	(19.3)	(18.0)
Total Value-at-Risk (one-day)	23.7	19.2	24.5	15.3	18.4	17.9
Stressed Value-at-Risk (one-day)	28.9	30.7	33.0	27.2	29.3	32.4
Incremental Risk Capital Charge (one-year)	$219.1	$269.0	$319.6	$219.1	$330.8	$268.7

1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR and Stressed VaR were relatively unchanged compared with the last quarter. Reduced U.S. Agency positions decreased average IRC by $61.8 million over the prior quarter. Stressed VaR decreased by $1.7 million compared to the first quarter of last year, with the largest contributor being a decrease in stressed general market risk, primarily driven by interest rate risk.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Interest Rate Risk

The following graph shows the Bank's interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

The Bank uses derivative financial instruments, wholesale investments, funding instruments, other capital market alternatives, and, less frequently, product pricing strategies to manage interest rate risk. As at January 31, 2015, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders’ equity by $129.0 million (October 31, 2014 – $67.7 million) after tax. An immediate and sustained 100 bps decrease in Canadian interest rates and a 25 bps decrease in U.S. interest rates would have reduced the economic value of shareholders’ equity by $98.6 million (October 31, 2014 – $55.7 million) after tax.

The interest risk exposure, or EVaR, in the insurance business is not included in the above graph. Interest rate risk is managed using defined exposure limits and processes, as set and governed by the insurance Board of Directors.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 32

The following table shows the sensitivity of the economic value of shareholders’ equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 34: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY
(millions of Canadian dollars)					As at
	January 31, 2015		October 31, 2014		January 31, 2014
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease
Canadian dollar	$(0.2)	$(40.7)	$6.9	$(46.9)	$4.1	$(30.1)
U.S. dollar[1]	(128.8)	(57.9)	(74.6)	(8.8)	(14.7)	(10.7)
	$(129.0)	$(98.6)	$(67.7)	$(55.7)	$(10.6)	$(40.8)
1	EVaR sensitivity has been measured using a 25 bps rate decline for U.S. interest rates, corresponding to an interest rate environment that is floored at 0%.

LIQUIDITY RISK

The risk of having insufficient cash or collateral to meet financial obligations without, in a timely manner, raising funding at unfavourable rates or selling assets at distressed prices. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support, or the need to pledge additional collateral.

As a financial organization, TD must ensure that the Bank has continuous access to sufficient and appropriate funding to cover its financial obligations as they come due, and to sustain and grow TD's businesses under normal and stress conditions. In the event of a funding disruption, the Bank must be able to continue operating without being required to sell non-marketable assets and/or significantly altering the Bank's business strategy. The process that ensures adequate access to funding, and availability of liquid assets and/or collateral under both normal and stress conditions is known as liquidity risk management.

TD’S LIQUIDITY RISK APPETITE

The Bank maintains a sound and prudent approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined Bank-specific and market-wide stress scenario, and a 365-day survival horizon under a prolonged Bank-specific stress scenario that impacts the Bank’s access to unsecured wholesale funding. The resultant management strategies and actions comprise an integrated liquidity risk management program that ensures low exposure to identified sources of liquidity risk.

Liquidity Risk Management Responsibility

The Bank’s Asset, Liability and Capital Committee (ALCO) oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and policies in place to properly measure and manage liquidity risk. The Global Liquidity Forum (GLF), a subcommittee of the ALCO comprised of senior management from Treasury and Balance Sheet Management, Risk Management, Finance, Wholesale Banking, and representatives from foreign operations, identifies and monitors TD's liquidity risks. The GLF recommends actions to the ALCO to maintain TD's liquidity positions within limits under normal and stress conditions.

The following treasury areas are responsible for measuring, monitoring, and managing liquidity risks for major business segments:

•	TBSM is responsible for maintaining the Global Liquidity and Asset Pledging Policy (GLAP) and associated limits, standards, and processes to ensure that consistent and efficient liquidity management approaches are applied across all of the Bank's operations. TBSM also manages and reports the combined Canadian Retail (including domestic wealth businesses), Corporate segment, and Wholesale Banking liquidity positions.
•	U.S. TBSM is responsible for managing the liquidity position for U.S. Retail operations.
•	Other regional treasury-related operations, including those within TD's insurance, foreign branches, and/or subsidiaries are responsible for managing their liquidity risk and positions.
•	Management responsible for overseeing liquidity at the regional level ensure that policies and liquidity risk management programs are consistent with the GLAP and address local business conditions and/or regulatory requirements.
•	The GLAP is subject to review and approval by the GLF and endorsement by the ALCO.
•	The Risk Committee of the Board frequently reviews reporting of the Bank's liquidity position and approves the Liquidity Risk Management Framework and Board Policies annually.

How TD ManageS Liquidity Risk

The Bank's overall liquidity requirement is defined as the amount of liquid assets the Bank needs to hold to be able to cover expected future cash flow requirements, plus a prudent reserve against potential cash outflows in the event of a capital markets disruption or other events that could affect TD's access to funding. The Bank does not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.

To define the amount of liquidity that must be held for a rolling 90-day period, the Bank uses a conservative “Severe Combined Stress” scenario that models potential liquidity requirements and asset marketability during a crisis that has been triggered in the markets, specifically with respect to a lack of confidence in TD's ability to meet obligations as they come due. The Bank also assumes loss of access to all forms of external unsecured funding during the 90-day period.

In addition to this bank-specific event, the “Severe Combined Stress” scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in the availability of both short-term and long-term funding for all institutions, a significant increase in the Bank's cost of funds, and a significant decrease in the marketability of assets. The Bank also calculates “required liquidity” for this scenario related to the following conditions:

•	100% of all maturing unsecured wholesale and secured funding coming due;
•	accelerated attrition or “run-off” of retail deposit balances;
•	increased utilization of available credit facilities to personal, commercial, and corporate lending customers;
•	increased collateral requirements associated with downgrades in TD’s credit rating and adverse movement in reference rates for all derivative contracts; and
•	coverage of maturities related to Bank-sponsored funding programs, such as the bankers’ acceptances the Bank issues on behalf of clients and short-term revolving asset-backed commercial paper (ABCP) channels.

TD’s liquidity policy stipulates that the Bank must maintain sufficient “available liquidity” to cover “required liquidity” at all times throughout the Severe Combined Stress scenario. The liquid assets TD includes as available liquidity must be currently marketable, of sufficient credit quality, and available-for-sale and/or pledging to be considered readily convertible into cash over the 90-day survival horizon. Liquid assets that TD considers when determining the Bank’s available liquidity are summarized in the following table, which does not include assets held within the Bank’s insurance businesses, as these assets are dedicated to cover insurance liabilities and are not considered available to meet the Bank’s general liquidity requirements.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 33

TABLE 35: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY[1]
(billions of Canadian dollars, except as noted)
						As at
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		January 31, 2015
Cash and due from banks	$0.5	$–	$0.5	–%	$–	$0.5
Canadian government obligations	13.3	28.2	41.5	10	20.9	20.6
NHA MBS	41.0	0.5	41.5	10	2.6	38.9
Provincial government obligations	6.7	5.8	12.5	3	4.8	7.7
Corporate issuer obligations	10.2	3.3	13.5	3	0.2	13.3
Equities	22.8	2.5	25.3	6	4.7	20.6
Other marketable securities and/or loans	3.0	0.9	3.9	1	0.5	3.4
Total Canadian dollar-denominated	97.5	41.2	138.7	33	33.7	105.0
Cash and due from banks	47.2	–	47.2	11	1.2	46.0
U.S. government obligations	1.5	20.4	21.9	5	19.5	2.4
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	33.7	10.8	44.5	11	19.9	24.6
Other sovereign obligations	36.2	39.1	75.3	18	19.8	55.5
Corporate issuer obligations	58.1	14.4	72.5	17	20.0	52.5
Equities	13.7	2.6	16.3	4	1.6	14.7
Other marketable securities and/or loans	4.2	0.1	4.3	1	–	4.3
Total non-Canadian dollar-denominated	194.6	87.4	282.0	67	82.0	200.0
Total	$292.1	$128.6	$420.7	100%	$115.7	$305.0

		October 31, 2014
Cash and due from banks	$0.1	$–	$0.1	–%	$–	$0.1
Canadian government obligations	10.0	27.2	37.2	10	21.0	16.2
NHA MBS	39.4	1.0	40.4	11	2.1	38.3
Provincial government obligations	6.9	5.2	12.1	4	6.7	5.4
Corporate issuer obligations	8.3	3.4	11.7	3	0.2	11.5
Equities	22.7	3.8	26.5	7	6.2	20.3
Other marketable securities and/or loans	2.4	0.9	3.3	1	0.8	2.5
Total Canadian dollar-denominated	89.8	41.5	131.3	36	37.0	94.3
Cash and due from banks	39.8	–	39.8	11	1.1	38.7
U.S. government obligations	–	24.8	24.8	7	23.6	1.2
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	31.2	5.6	36.8	10	13.1	23.7
Other sovereign obligations	23.3	28.7	52.0	14	10.5	41.5
Corporate issuer obligations	54.5	10.8	65.3	18	13.8	51.5
Equities	9.7	2.6	12.3	3	1.7	10.6
Other marketable securities and/or loans	4.2	0.1	4.3	1	–	4.3
Total non-Canadian dollar-denominated	162.7	72.6	235.3	64	63.8	171.5
Total	$252.5	$114.1	$366.6	100%	$100.8	$265.8
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 36: SUMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(billions of Canadiandollars)	As at

	January 31	October 31
	2015	2014
The Toronto-Dominion Bank (Parent)	$98.8	$89.4
Bank subsidiaries	176.0	150.2
Foreign branches	30.2	26.2
Total	$305.0	$265.8

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 34

TD’s monthly average liquid assets for the quarter ended January 31, 2015, and October 31, 2014, are summarized in the following table.

TABLE 37: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY[1]
(billions of Canadian dollars, except as noted)		Average for the three months ended
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		January 31, 2015
Cash and due from banks	$0.5	$–	$0.5	–%	$–	$0.5
Canadian government obligations	11.8	26.8	38.6	10	21.2	17.4
NHA MBS	40.1	0.5	40.6	10	2.4	38.2
Provincial government obligations	6.9	6.7	13.6	3	6.7	6.9
Corporate issuer obligations	10.2	3.2	13.4	3	0.2	13.2
Equities	23.3	2.9	26.2	7	5.0	21.2
Other marketable securities and/or loans	2.8	0.8	3.6	1	0.5	3.1
Total Canadian dollar-denominated	95.6	40.9	136.5	34	36.0	100.5
Cash and due from banks	45.0	–	45.0	11	1.1	43.9
U.S. government obligations	0.3	23.8	24.1	6	22.2	1.9
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	31.9	8.7	40.6	10	16.9	23.7
Other sovereign obligations	30.8	34.7	65.5	17	14.9	50.6
Corporate issuer obligations	56.2	13.3	69.5	17	17.3	52.2
Equities	12.7	2.6	15.3	4	1.7	13.6
Other marketable securities and/or loans	4.0	0.1	4.1	1	–	4.1
Total non-Canadian dollar-denominated	180.9	83.2	264.1	66	74.1	190.0
Total	$276.5	$124.1	$400.6	100%	$110.1	$290.5

		October 31, 2014
Cash and due from banks	$0.4	$–	$0.4	–%	$–	$0.4
Canadian government obligations	9.6	27.1	36.7	10	20.5	16.2
NHA MBS	38.0	0.9	38.9	11	2.6	36.3
Provincial government obligations	6.7	5.2	11.9	3	6.4	5.5
Corporate issuer obligations	8.3	3.6	11.9	3	0.3	11.6
Equities	24.1	4.2	28.3	8	6.3	22.0
Other marketable securities and/or loans	2.2	0.9	3.1	1	0.7	2.4
Total Canadian dollar-denominated	89.3	41.9	131.2	36	36.8	94.4
Cash and due from banks	38.8	–	38.8	11	1.0	37.8
U.S. government obligations	–	26.9	26.9	7	26.1	0.8
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	30.9	4.7	35.6	10	12.8	22.8
Other sovereign obligations	23.4	28.8	52.2	14	9.3	42.9
Corporate issuer obligations	54.6	9.8	64.4	18	13.0	51.4
Equities	9.8	2.8	12.6	3	1.9	10.7
Other marketable securities and/or loans	4.0	0.1	4.1	1	–	4.1
Total non-Canadian dollar-denominated	161.5	73.1	234.6	64	64.1	170.5
Total	$250.8	$115.0	$365.8	100%	$100.9	$264.9
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches are summarized in the following table.

TABLE 38: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(billions of Canadian dollars)	Average for the three months ended
	January 31	October 31
	2015	2014
The Toronto-Dominion Bank (Parent)	$96.1	$87.8
Bank subsidiaries	166.6	150.8
Foreign branches	27.8	26.3
Total	$290.5	$264.9

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 35

Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depth for each asset class, settlement timing, and/or other identified impediments to potential sale or pledging. In addition, the fair market value of securities will fluctuate based on changes in prevailing interest rates, credit spreads, and/or market demand. Where appropriate, the Bank applies a downward adjustment to current market value reflective of expected market conditions and investor requirements during the Severe Combined Stress scenario. Overall, the Bank expects the reduction in current market value to be low given the underlying high credit quality and demonstrated liquidity of the Bank's liquid asset portfolio. Available liquidity also includes the Bank's estimated borrowing capacity through the Federal Home Loan Bank (FHLB) System in the U.S.

TD has access to the Bank of Canada’s Emergency Lending Assistance Program, the Federal Reserve Bank Discount Window in the U.S. and European Central Bank standby liquidity facilities. TD does not consider borrowing capacity at central banks as a source of available liquidity when assessing liquidity positions.

The Bank does not consolidate the surplus liquidity of U.S. Retail with the positions of other entities due to investment restrictions imposed by the U.S. Federal Reserve on funds generated from deposit taking activities by member financial institutions. Surplus liquidity domiciled in certain insurance business subsidiaries are also not included in the enterprise liquidity position calculation due to local regulatory investment restrictions.

The ongoing management of business segment liquidity in accordance with stress scenario related limits ensures there will be sufficient sources of cash and collateral in a liquidity stress event. Additional stress scenarios are also used to evaluate the potential range of liquidity requirements the Bank could encounter. The Bank has liquidity contingency funding plans (CFP) in place at the enterprise level and for local entities, to document liquidity management actions and governance in relation to stress events. CFP documentation is an integral component of the Bank’s overall liquidity risk management program.

Credit ratings are important to TD's borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs and reduce access to capital markets, and could also affect the Bank's ability to enter into routine derivative or hedging transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank's financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank's control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 39: CREDIT RATINGS[1]
As at
January 31, 2015
	Short-term	Senior long-term
Rating agency	debt rating	debt rating	Outlook
Moody's	P-1	Aa1	Negative
S&P	A-1+	AA-	Negative
DBRS	R-1 (high)	AA	Stable
1	The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure TD is able to provide additional collateral required by trading counterparties in the event of a one-notch downgrade in the Bank's senior long-term credit ratings. Severe downgrades could have an impact on liquidity requirements by necessitating the Bank to post additional collateral for the benefit of the Bank's trading counterparties. The following table presents the additional collateral payments that could have been called at the reporting date in the event of one, two, and three-notch downgrades of the Bank's credit ratings.

TABLE 40: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
(billions of Canadian dollars)	Average for the three months ended
	January 31	October 31
	2015	2014
One-notch downgrade	$0.2	$0.3
Two-notch downgrade	0.3	0.3
Three-notch downgrade	0.5	0.6

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 36

In the course of the Bank’s day-to-day operations, securities and other assets are pledged to obtain funding and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets is presented in the following table.

TABLE 41: ENCUMBERED AND UNENCUMBERED ASSETS
(billions of Canadian dollars, except as noted)	As at
	Encumbered[1]		Unencumbered
						Encumbered
	Pledged as		Available as		Total	assets as a %
	collateral[2]	Other[3]	collateral[4]	Other[5]	assets	of total assets
					January 31, 2015
Cash and due from banks	$–	$–	$–	$2.9	$2.9	–%
Interest-bearing deposits with banks	2.8	2.8	23.1	21.9	50.6	0.5
Securities, trading loans, and other[6]	52.5	9.9	167.2	20.0	249.6	5.8
Derivatives	–	–	–	93.2	93.2	–
Securities purchased under reverse
repurchase agreements[7]	–	–	–	93.4	93.4	–
Loans, net of allowance for loan losses	24.4	49.2	74.8	360.5	508.9	6.8
Customers’ liability under acceptances	–	–	–	12.3	12.3	–
Investment in TD Ameritrade	–	–	–	6.3	6.3	–
Goodwill	–	–	–	15.8	15.8	–
Other intangibles	–	–	–	2.8	2.8	–
Land, buildings, equipment, and other
depreciable assets	–	–	–	5.3	5.3	–
Deferred tax assets	–	–	–	2.1	2.1	–
Other assets[8]	–	–	–	37.0	37.0	–
Total on-balance sheet assets	$79.7	$61.9	$265.1	$673.5	$1,080.2	13.1%
Off-balance sheet items[9]
Securities purchased under reverse
repurchase agreements	78.2	–	32.3	(93.4)
Securities borrowing and collateral received	15.5	–	9.4	0.7
Margin loans and other client activity	1.4	–	11.6	(7.4)
Total off-balance sheet items	$95.1	$–	$53.3	$(100.1)
Total	174.8	61.9	318.4	573.4

					October 31, 2014
Total on-balance sheet assets	$72.7	$60.5	$257.9	$569.4	$960.5	13.9%
Total off-balance sheet items	84.6	–	47.1	(89.6)
Total	157.3	60.5	305.0	479.8
1	Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, it is assumed for the purpose of this disclosure that the on-balance sheet holding is encumbered ahead of the off-balance sheet holding.
2	Represents assets that have been posted externally to support the Bank’s liabilities and day-to-day operations including securities related to repurchase agreements, securities lending, clearing and payment systems, and assets pledged for derivative transactions. Also includes assets that have been pledged supporting FHLB activity.
3	Assets supporting TD’s funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
4	Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and held-to-maturity securities that are available for collateral purposes however not regularly utilized in practice.
5	Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, Canadian Mortgage and Housing Corporation (CMHC) insured mortgages that can be securitized into National Housing Act Mortgage-Backed Securities (NHA MBS)).
6	Securities include trading loans, securities, and other financial assets designated at fair value through profit or loss, available-for-sale securities, and held-to-maturity securities.
7	Assets reported in Securities purchased under reverse repurchase agreements represent the value of these transactions, and not the value of the collateral received.
8	Other assets include amounts receivable from brokers, dealers, and clients.
9	Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 37

FUNDING

The Bank has access to a variety of short-term and long-term unsecured and secured funding sources, including securitization channels that it uses to meet funding requirements. The Bank’s funding activities are conducted in accordance with the GLAP Policy that requires, among other things, assets be funded to the appropriate term or stressed trading market depth.

The Bank's primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, domestic wealth, and TD Ameritrade sweep deposits (collectively P&C deposits) that make up over 70% of total funding excluding securitization. The amount of stable long-term funding provided by demand or non-specific maturity P&C deposits is determined based on demonstrated balance permanence under the “Severe Combined Stress” scenario.

TABLE 42: SUMMARY OF DEPOSIT FUNDING
(billions of Canadian dollars)		As at
	January 31	October 31
	2015	2014
P&C deposits – Canadian Retail	$275.8	$273.2
P&C deposits – U.S. Retail	261.9	227.1
Other deposits	1.3	1.1
Total	$539.0	$501.4

The Bank maintains an active external funding program to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank's wholesale funding is diversified by geography, by currency, and by funding channel. The Bank maintains depositor concentration limits against short-term wholesale deposits so that it does not depend on one or small groups of depositors for funding. The Bank further limits short-term wholesale funding that can mature in a given time period in an effort to mitigate exposures to refinancing risk during a stress event.

The Bank continues to explore all opportunities to access lower-cost funding on a sustainable basis. The following table represents the various sources of funding obtained as at January 31, 2015, and October 31, 2014.

TABLE 43: WHOLESALE FUNDING
(millions of Canadian dollars)	As at
						January 31		October 31
						2015		2014
	Less than	1 to 3	3 to 6	6 months	Over 1 to	Over
	1 month	months	months	to 1 year	2 years	2 years	Total	Total
Deposits from Banks[1]	$10,024	$6,754	$2,208	$33	$3	$19	$19,041	$10,491
Bearer Deposit Note	199	73	14	–	–	–	286	716
Certificates of Deposit	15,661	19,047	26,693	21,902	81	–	83,384	69,381
Commercial Paper	3,518	5,066	1,759	310	–	–	10,653	8,144
Asset Backed Commercial Paper[2]	986	1,773	341	24	–	–	3,124	3,099
Covered Bonds	–	–	2,541	–	3,830	12,743	19,114	16,511
Mortgage Securitization	34	2,730	1,025	2,190	7,733	22,765	36,477	36,158
Senior Unsecured Medium Term Notes	151	296	7,223	2,759	15,083	24,545	50,057	41,268
Subordinated Notes and Debentures[3]	–	–	–	–	–	7,777	7,777	7,785
Term Asset Backed Securitization	–	–	–	–	–	1,989	1,989	1,953
Other[4]	4,976	562	114	67	–	–	5,719	3,720
Total	$35,549	$36,301	$41,918	$27,285	$26,730	$69,838	$237,621	$199,226

Of which:
Secured	$1,020	$4,503	$3,907	$2,214	$11,563	$37,497	$60,704	$57,721
Unsecured	34,529	31,798	38,011	25,071	15,167	32,341	176,917	141,505
Total	$35,549	$36,301	$41,918	$27,285	$26,730	$69,838	$237,621	$199,226

1	Includes fixed-term deposits with banks.
2	Represents asset-backed commercial paper (ABCP) issued by consolidated bank-sponsored structured entities.
3	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
4	Includes fixed-term deposits from non-bank institutions.

Excluding the Wholesale Banking mortgage aggregation business, the Bank's total mortgage-backed securities issuance for the three months ended January 31, 2015, was $0.7 billion (three months ended January 31, 2014 – $1.5 billion). No other real-estate secured asset-backed securities were issued for the three months ended January 31, 2015 or 2014. The Bank also issued $3.7 billion of unsecured medium-term notes for the three months ended January 31, 2015 (three months ended January 31, 2014 – $1.7 billion) in various currencies and markets. No covered bonds were issued during the three months ended January 31, 2015 (three months ended January 31, 2014 – nil).

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 38

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

In May 2014, OSFI released the final LAR guideline which establishes two minimum standards based on the Basel III framework with national supervisory discretion applied to certain treatments: the Basel III Liquidity Coverage Ratio (LCR) effective January 1, 2015, and the Net Stable Funding Ratio (NSFR) effective January 1, 2018. These requirements are supplemented by additional supervisory monitoring metrics including the liquidity and intraday liquidity monitoring tools as considered in the Basel III framework and the OSFI-designed Net Cumulative Cash Flow (NCCF). Banks are required to submit monthly LCR and NCCF starting with the January 2015 positions and are required to comply with the 100% LCR limit from the first reporting. TD is well positioned to meet the ongoing monthly regulatory reporting requirements for LCR and NCCF.

In July 2014, OSFI released the final guideline on “Public Disclosure Requirements for Domestic Systematically Important Banks on Liquidity Coverage Ratio”. D-SIBs are required to implement the Basel LCR Disclosure Standards beginning with the second quarter of 2015 reporting period.

In October 2014, Basel Committee on Banking Supervision released the final standard for “Basel III: the net stable funding ratio”. The NSFR requires that the ratio of available stable funding over required stable funding be greater than 100%. The NSFR is designed to reduce structural funding risk by requiring banks to have sufficient stable sources of funding and lower reliance on funding maturing in one year to support their businesses. The NSFR is expected to become a minimum standard by January 1, 2018.

On August 1, 2014, the Department of Finance released a public consultation paper (the “Bail-in Consultation”) regarding a proposed Taxpayer Protection and Bank Recapitalization regime (commonly referred to as “bail-in”) which outlines their intent to implement a comprehensive risk management framework for Canada’s D-SIBs, which includes TD. The regime is aimed at reducing the likelihood of failure of systemically important banks and providing authorities with the means to restore a bank to viability in the unlikely event that a bank should fail, without disrupting the financial system or economy and without using taxpayer funds. When the regime is in place, it will allow for the expedient conversion of certain bank liabilities into regulatory capital when OSFI has determined that a bank has become or is about to become non-viable. It is proposed in the Bail-in Consultation that the conversion power only apply to long-term senior debt that is issued, originated, or renegotiated after an implementation date determined by the Government of Canada (GoC). The GoC has also proposed that in order to have sufficient loss absorbing capacity that D-SIBs be subject to a higher loss absorbency requirement of between 17 to 23% of RWA, which can be met through the sum of regulatory capital (for example, common equity and NVCC instruments) and long-term senior debt. The Bail-in Consultation period ended in September 2014, and no implementation timeline has been provided.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-bALANCE SHEET COMMITMENTS

The following table summarizes on-balance and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the Bank’s asset/liability matching or exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability (that is, the Bank does not fund illiquid long-term assets with short-term maturity borrowings). The Bank utilizes stable P&C non-specific maturity deposits (chequing and savings accounts) and P&C term deposits as the primary source of long-term funding for the Bank’s non-trading assets. The Bank also funds the stable balance of revolving lines of credit with long-term funding sources. The Bank conducts long-term funding activities based on the projected net growth for non-trading assets after considering such items as new business volumes, renewals of both term loans and term deposits, and how customers exercise options to prepay loans and pre-redeem deposits. The Bank targets to match funding maturities as closely as possible to the expected maturity profile of its balance sheet. The Bank also raises shorter-term unsecured wholesale deposits to fund trading assets based on its internal estimates of liquidity of these assets under stressed market conditions.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 39

TABLE 44: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars)								As at
								January 31, 2015
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	Specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	Maturity	Total
Assets
Cash and due from banks	$2,899	$–	$–	$–	$–	$–	$–	$–	$–	$2,899
Interest-bearing deposits with banks	28,384	522	78	229	106	–	–	–	21,305	50,624
Trading loans, securities, and other[1]	1,601	2,325	2,212	3,012	5,179	8,478	15,830	19,341	49,510	107,488
Derivatives	6,341	8,464	6,993	3,461	4,133	10,684	26,403	26,744	–	93,223
Financial assets designated at fair value through
profit or loss	179	697	491	591	283	245	508	915	188	4,097
Available-for-sale securities	496	1,708	2,301	317	1,581	4,861	24,272	29,788	2,100	67,424
Held-to-maturity securities	243	394	1,059	616	984	8,301	32,189	26,773	–	70,559
Securities purchased under reverse repurchase agreements	46,677	20,027	9,733	7,242	9,527	168	37	–	–	93,411
Loans
Residential mortgages	1,011	2,224	7,637	8,191	8,219	50,170	95,373	29,996	–	202,821
Consumer instalment and other personal	1,022	1,701	2,669	3,440	3,726	14,440	27,401	11,483	63,291	129,173
Credit card	–	–	–	–	–	–	–	–	26,404	26,404
Business and government	19,501	4,441	5,690	4,623	4,388	10,881	41,960	47,250	12,284	151,018
Debt securities classified as loans	7	28	258	–	5	209	396	1,875	–	2,778
Total loans	21,541	8,394	16,254	16,254	16,338	75,700	165,130	90,604	101,979	512,194
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,263)	(3,263)
Loans, net of allowance for loan losses	21,541	8,394	16,254	16,254	16,338	75,700	165,130	90,604	98,716	508,931
Customers’ liability under acceptances	10,351	1,830	131	–	–	–	–	–	–	12,312
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	6,335	6,335
Goodwill[2]	–	–	–	–	–	–	–	–	15,848	15,848
Other intangibles[2]	–	–	–	–	–	–	–	–	2,793	2,793
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,317	5,317
Deferred tax assets	–	–	–	–	–	–	–	–	2,092	2,092
Amounts receivable from brokers, dealers, and clients	23,924	–	–	–	–	–	–	–	–	23,924
Other assets	2,481	2,002	205	57	156	98	173	75	7,631	12,878
Total assets	$145,117	$46,363	$39,457	$31,779	$38,287	$108,535	$264,542	$194,240	$211,835	$1,080,155
Liabilities
Trading deposits	$11,468	$15,125	$17,825	$14,072	$3,041	$160	$1,046	$628	$–	$63,365
Derivatives	4,793	6,113	6,492	2,977	3,357	8,951	22,601	25,390	–	80,674
Securitization liabilities at fair value	–	1,280	352	–	474	926	5,457	3,075	–	11,564
Other financial liabilities designated at fair value through
profit or loss	152	299	530	373	382	941	74	–	–	2,751
Deposits[3,4]
Personal	4,580	6,969	6,634	5,523	5,605	9,677	13,394	177	317,971	370,530
Banks	10,524	7,403	3,637	1,027	1	3	6	13	5,723	28,337
Business and government	22,788	15,866	20,572	5,011	3,494	18,847	32,847	7,953	146,527	273,905
Total deposits	37,892	30,238	30,843	11,561	9,100	28,527	46,247	8,143	470,221	672,772
Acceptances	10,351	1,830	131	–	–	–	–	–	–	12,312
Obligations related to securities sold short[1]	651	1,323	1,565	754	1,105	3,265	8,348	11,662	6,205	34,878
Obligations related to securities sold under repurchase
agreements	45,418	6,820	4,714	1,306	1,134	117	114	–	–	59,623
Securitization liabilities at amortized cost	34	1,450	673	511	1,205	6,807	11,069	3,164	–	24,913
Amounts payable to brokers, dealers, and clients	23,821	–	–	–	–	–	–	–	1	23,822
Insurance-related liabilities	147	227	302	–	510	794	1,653	1,004	1,592	6,229
Other liabilities[5]	3,680	2,758	894	236	875	299	2,342	85	5,677	16,846
Subordinated notes and debentures	–	–	–	–	–	–	–	7,777	–	7,777
Liability for capital trust securities	–	–	–	–	–	–	–	–	–	–
Equity	–	–	–	–	–	–	–	–	62,629	62,629
Total liabilities and equity	$138,407	$67,463	$64,321	$31,790	$21,183	$50,787	$98,951	$60,928	$546,325	$1,080,155
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$74	$147	$220	$217	$215	$845	$2,143	$4,060	$–	$7,921
Network service agreements	2	4	5	5	5	14	–	–	–	35
Automated teller machines	18	35	41	29	10	37	42	–	–	212
Contact center technology	2	5	8	8	7	29	48	–	–	107
Software licensing and equipment maintenance	2	18	27	10	76	126	–	–	–	259
Credit and liquidity commitments
Financial and performance standby letters of credit	211	1,063	2,800	1,706	2,772	3,275	7,547	592	–	19,966
Documentary and commercial letters of credit	29	82	28	28	7	17	30	4	–	225
Commitments to extend credit and liquidity[6,7]	10,259	11,138	9,438	5,017	6,038	10,203	51,135	4,097	1,805	109,130
Non-consolidated structured entity commitments
Commitments to liquidity facilities for ABCP	–	151	137	131	131	765	–	–	–	1,315
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having ‘no specific maturity’.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
4	Includes $19 billion of covered bonds with remaining contractual maturities of $3 billion in ‘3 months to 6 months’, $4 billion in ‘over 1 to 2 years’, $11 billion in ‘over 2 to 5 years’, and $1 billion in ‘over 5 years’.
5	Includes $115 million of capital lease commitments with remaining contractual maturities of $3 million in ‘less than 1 month’, $6 million in ‘1 month to 3 months’, $7 million in ‘3 months to 6 months’, $7 million in ‘6 months to 9 months’, $8 million in ‘9 months to 1 year’, $26 million in ‘over 1 to 2 years’, $33 million in ‘over 2 to 5 years’, and $25 million in ‘over 5 years’.
6	Includes $132 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 40

TABLE 44: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars)								As at
								October 31, 2014
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	Specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	Maturity	Total
Assets
Cash and due from banks	$2,769	$12	$–	$–	$–	$–	$–	$–	$–	$2,781
Interest-bearing deposits with banks	28,693	358	355	45	145	–	–	–	14,177	43,773
Trading loans, securities, and other[1]	1,827	2,347	3,281	2,225	2,620	5,219	17,831	14,887	50,936	101,173
Derivatives	5,845	4,945	2,932	2,951	1,696	7,168	14,544	15,715	–	55,796
Financial assets designated at fair value through
profit or loss	172	1,411	662	469	419	274	348	814	176	4,745
Available-for-sale securities	482	1,350	1,851	1,719	393	5,316	24,877	25,089	1,931	63,008
Held-to-maturity securities	98	1,353	485	966	573	5,807	20,478	27,217	–	56,977
Securities purchased under reverse repurchase agreements	40,978	18,321	13,563	3,413	6,037	205	39	–	–	82,556
Loans
Residential mortgages	1,174	1,735	5,052	8,669	8,566	52,314	94,362	27,040	–	198,912
Consumer instalment and other personal	991	1,352	2,446	2,498	3,270	14,097	24,505	12,786	61,466	123,411
Credit card	–	–	–	–	–	–	–	–	25,570	25,570
Business and government	15,766	3,883	3,606	6,384	3,487	9,451	36,813	41,330	10,629	131,349
Debt securities classified as loans	12	12	34	254	–	147	499	1,737	–	2,695
Total loans	17,943	6,982	11,138	17,805	15,323	76,009	156,179	82,893	97,665	481,937
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,028)	(3,028)
Loans, net of allowance for loan losses	17,943	6,982	11,138	17,805	15,323	76,009	156,179	82,893	94,637	478,909
Customers’ liability under acceptances	11,256	1,796	22	6	–	–	–	–	–	13,080
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	5,569	5,569
Goodwill[2]	–	–	–	–	–	–	–	–	14,233	14,233
Other intangibles[2]	–	–	–	–	–	–	–	–	2,680	2,680
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	4,930	4,930
Deferred tax assets	–	–	–	–	–	–	–	–	2,008	2,008
Amounts receivable from brokers, dealers, and clients	17,130	–	–	–	–	–	–	–	–	17,130
Other assets	2,364	390	1,158	77	166	111	130	41	6,726	11,163
Total assets	$129,557	$39,265	$35,447	$29,676	$27,372	$100,109	$234,426	$166,656	$198,003	$960,511
Liabilities
Trading deposits	$10,785	$14,876	$11,242	$9,587	$11,165	$171	$975	$533	$–	$59,334
Derivatives	4,904	4,661	2,558	2,707	1,453	6,391	12,973	15,562	–	51,209
Securitization liabilities at fair value	–	290	1,284	356	–	797	5,527	2,944	–	11,198
Other financial liabilities designated at fair value through
profit or loss	231	281	447	528	370	1,218	175	–	–	3,250
Deposits[3,4]
Personal	5,136	6,616	6,616	5,753	5,278	9,431	13,260	170	290,980	343,240
Banks	6,316	4,071	1,239	76	800	3	6	11	3,249	15,771
Business and government	16,711	11,213	3,905	13,163	4,196	17,332	26,326	6,704	142,155	241,705
Total deposits	28,163	21,900	11,760	18,992	10,274	26,766	39,592	6,885	436,384	600,716
Acceptances	11,256	1,796	22	6	–	–	–	–	–	13,080
Obligations related to securities sold short[1]	2,817	2,861	691	518	425	3,812	7,152	9,440	11,749	39,465
Obligations related to securities sold under repurchase
agreements	42,928	6,093	1,908	838	1,108	129	108	–	–	53,112
Securitization liabilities at amortized cost	19	389	1,580	715	519	6,860	11,934	2,944	–	24,960
Amounts payable to brokers, dealers, and clients	18,192	–	–	–	–	–	–	–	3	18,195
Insurance-related liabilities	151	236	314	–	531	774	1,468	954	1,651	6,079
Other liabilities[5]	2,697	3,554	903	339	285	400	2,536	99	5,084	15,897
Subordinated notes and debentures	–	–	–	–	–	–	–	7,785	–	7,785
Liability for capital trust securities	–	–	–	–	–	–	–	–	–	–
Equity	–	–	–	–	–	–	–	–	56,231	56,231
Total liabilities and equity	$122,143	$56,937	$32,709	$34,586	$26,130	$47,318	$82,440	$47,146	$511,102	$960,511
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$69	$137	$207	$205	$205	$786	$1,942	$3,183	$–	$6,734
Network service agreements	2	3	5	5	5	20	–	–	–	40
Automated teller machines	20	34	53	41	28	42	47	–	–	265
Contact center technology	2	5	7	7	7	29	54	–	–	111
Software licensing and equipment maintenance	6	68	17	26	9	132	64	–	–	322
Credit and liquidity commitments
Financial and performance standby letters of credit	647	1,295	2,378	2,605	1,637	2,633	6,316	884	–	18,395
Documentary and commercial letters of credit	24	59	43	21	9	21	20	10	–	207
Commitments to extend credit and liquidity[6,7]	12,616	12,366	5,779	4,195	4,161	11,416	45,269	3,061	1,505	100,368
Non-consolidated structured entity commitments
Commitments to liquidity facilities for ABCP	–	–	–	–	–	–	1	–	–	1
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having ‘no specific maturity’.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
4	Includes $17 billion of covered bonds with remaining contractual maturities of $2 billion in ‘6 months to 9 months’, $4 billion in ‘over 1 to 2 years’, $10 billion in ‘over 2 to 5 years’, and $1 billion in ‘over 5 years’.
5	Includes $119 million of capital lease commitments with remaining contractual maturities of $3 million in ‘less than 1 month’, $6 million in ‘1 month to 3 months’, $8 million in ‘3 months to 6 months’, $8 million in ‘6 months to 9 months’, $8 million in ‘9 months to 1 year’, $28 million in ‘over 1 to 2 years’, $34 million in ‘over 2 to 5 years’, and $24 million in ‘over 5 years’.
6	Includes $76 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 41

securitization and off-balance sheet arrangements

The Bank carries out certain business activities through arrangements with structured entities, including special purpose entities (SPE). The Bank uses SPE's to raise capital, obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist the Bank’s clients in securitizing their financial assets, and to create investment products for the Bank’s clients. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. See Note 7 to the Bank’s Interim Consolidated Financial Statements for further information regarding the Bank’s involvement with SPEs.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, personal loans, automobile loans, and credit card loans to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet.

The Bank securitizes residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canadian Mortgage and Housing Corporation (CMHC). The securitization of the residential mortgages with the CMHC does not qualify for derecognition and remain on the Bank’s Interim Consolidated Balance Sheet. Additionally, the Bank securitizes personal loans and credit card loans by selling them to Bank-sponsored SPEs that are consolidated by the Bank. The Bank also securitizes U.S. residential mortgages with U.S. government-sponsored entities which qualify for derecognition and are removed from the Bank’s Interim Consolidated Balance Sheet. All other products securitized by the Bank were originated in Canada and sold to Canadian securitization structures. See Note 6 and Note 7 to the Interim Consolidated Financial Statements for further information.

TABLE 45: EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR[1]
(millions of Canadian dollars)					As at
			Significant
	Significant		consolidated
	unconsolidated SPEs		SPEs	Non-SPE third-parties
		Carrying			Carrying
		value of			value of
	Securitized	retained	Securitized	Securitized	retained
	assets	interests	assets	assets	interests
				January 31, 2015
Residential mortgage loans	$24,054	$–	$–	$8,786	$–
Consumer instalment and other personal loans[2]	–	–	6,081	–	–
Business and government loans	2	–	–	1,962	44
Total exposure	$24,056	$–	$6,081	$10,748	$44

				October 31, 2014
Residential mortgage loans	$23,796	$–	$–	$9,765	$–
Consumer instalment and other personal loans[2]	–	–	6,081	–	–
Business and government loans	2	–	–	2,031	44
Total exposure	$23,798	$–	$6,081	$11,796	$44
1	Includes all assets securitized by the Bank, irrespective of whether they are on-balance or off-balance sheet for accounting purposes, except for securitizations through U.S. government-sponsored entities.
2	In securitization transactions that the Bank has undertaken for its own assets it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at January 31, 2015, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on its Interim Consolidated Balance Sheet.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through consolidated SPEs. The Bank consolidates the SPEs as they serve as financing vehicles for the Bank’s assets, the Bank has power over the key economic decisions of the SPE and the Bank is exposed to the majority of the residual risks of the SPEs. As at January 31, 2015, the SPEs had $4 billion of issued commercial paper outstanding (October 31, 2014 – $4 billion) and $2 billion of issued notes outstanding (October 31, 2014 – $2 billion). As at January 31, 2015, the Bank’s maximum potential exposure to loss for these conduits was $6 billion (October 31, 2014 – $6 billion) of which $1 billion of underlying consumer instalment and other personal loans was government insured (October 31, 2014 – $1 billion).

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 42

Securitization of Third Party-Originated Assets

Significant Consolidated Special Purpose Entities

The Bank has a securitization exposure to certain third party originated assets through a consolidated SPE. The Bank consolidates the SPE since TD has power over the key economic decisions of the SPE, it is wholly-funded by the Bank, and the Bank is exposed to the majority of the risks of the SPE. As at January 31, 2015, the consolidated SPE had $572 million (October 31, 2014 – $524 million) of assets secured by underlying trade receivables, originated in the U.S. The weighted-average life of these assets is 2.2 years (October 31, 2014 – 2.4 years). The Bank's maximum potential exposure to loss due to its funding of the SPE as at January 31, 2015, was $572 million (October 31, 2014 – $524 million). As at January 31, 2015, the funding is provided primarily through a senior facility that has an AA rating from the credit rating agency. Further, as at January 31, 2015, the Bank had committed to provide an additional $127 million (October 31, 2014 – $96 million) in funding to the SPE.

Significant Non-Consolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. TD’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $10.0 billion as at January 31, 2015 (October 31, 2014 – $9.9 billion). Further, as at January 31, 2015, the Bank had committed to provide an additional $1.3 billion in liquidity facilities that can be used to support future ABCP in the purchase of deal-specific assets (October 31, 2014 – $1.4 billion).

All third-party assets securitized by the Bank’s non-consolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller ABCP conduits are included in the following table.

TABLE 46: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS
(millions of Canadian dollars, except as noted)				As at
	January 31, 2015		October 31, 2014
	Exposure and	Expected	Exposure and	Expected
	ratings profile of	weighted-	ratings profile of	weighted-
	unconsolidated SPEs	average life	unconsolidated SPEs	average life
	AAA[1]	(years)[2]	AAA[1]	(years)[2]
Residential mortgage loans	$6,301	3.4	$6,395	3.3
Credit card loans	–	–	–	–
Automobile loans and leases	1,671	1.5	1,777	1.3
Equipment loans and leases	–	–	–	–
Trade receivables	1,989	3.0	1,753	1.7
Total exposure	$9,961	3.0	$9,925	2.7
1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2	Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at January 31, 2015, the Bank held $1.3 billion of ABCP issued by Bank-sponsored multi-seller conduits within the Available-for-sale securities and Trading loans, securities, and other categories on its Interim Consolidated Balance Sheet (October 31, 2014 – $1.3 billion).

Exposure to Third Party-Sponsored Conduits

The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $636 million as at January 31, 2015 (October 31, 2014 – $564 million), of which nil has been drawn (October 31, 2014 – nil). The assets within these conduits are comprised of individual notes backed by automotive loan receivables. As at January 31, 2015, these assets have maintained ratings from various credit rating agencies, with a minimum rating of AA.

The Bank did not have any exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at January 31, 2015, and October 31, 2014.

Leveraged Finance Credit Commitments

Also included in “Commitments to extend credit” in Note 29 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2014, are leveraged finance credit commitments. Leveraged finance credit commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance credit commitments as at January 31, 2015, and October 31, 2014, was not significant.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 43

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

TABLE 47: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)							For the three months ended
	2015				2014			2013
	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
Net interest income	$4,560	$4,457	$4,435	$4,391	$4,301	$4,183	$4,145	$3,901
Non-interest income	3,054	2,995	3,074	3,044	3,264	2,817	2,940	2,706
Total revenue	7,614	7,452	7,509	7,435	7,565	7,000	7,085	6,607
Provision for credit losses	362	371	338	392	456	352	477	417
Insurance claims and related expenses	699	720	771	659	683	711	1,140	609
Non-interest expenses	4,165	4,331	4,040	4,029	4,096	4,164	3,771	3,632
Provision for (recovery of) income taxes	418	370	330	447	365	238	249	289
Equity in net income of an investment in
associate, net of income taxes	90	86	77	80	77	81	75	57
Net income – reported	2,060	1,746	2,107	1,988	2,042	1,616	1,523	1,717
Adjustments for items of note, net of
income taxes[1]
Amortization of intangibles	63	62	60	63	61	59	59	58
Integration charges relating to the
acquisition of the credit card portfolio
of MBNA Canada	–	54	27	23	21	14	24	30
Fair value of derivatives hedging the
reclassified available-for-sale
securities portfolio	–	–	(24)	–	(19)	15	(70)	22
Set-up, conversion and other one-time
costs related to affinity relationship with
Aimia and acquisition of Aeroplan Visa
credit card accounts	–	–	16	–	115	20	–	–
Impact of Alberta flood on the loan portfolio	–	–	(19)	–	–	(29)	48	–
Gain on sale of TD Waterhouse Institutional
Services	–	–	–	–	(196)	–	–	–
Litigation and litigation-related
charge/reserve	–	–	–	–	–	30	–	–
Restructuring charges	–	–	–	–	–	90	–	–
Total adjustments for items of note	63	116	60	86	(18)	199	61	110
Net income – adjusted	2,123	1,862	2,167	2,074	2,024	1,815	1,584	1,827
Preferred dividends	24	32	25	40	46	49	38	49
Net income available to common
shareholders and non-controlling
interests in subsidiaries – adjusted	2,099	1,830	2,142	2,034	1,978	1,766	1,546	1,778
Attributable to:
Non-controlling interests – adjusted	27	27	27	26	27	27	26	26
Common shareholders – adjusted	$2,072	$1,803	$2,115	$2,008	$1,951	$1,739	$1,520	$1,752

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.09	$0.92	$1.12	$1.05	$1.07	$0.84	$0.79	$0.89
Adjusted	1.12	0.98	1.15	1.09	1.06	0.95	0.82	0.95
Diluted earnings per share
Reported	1.09	0.91	1.11	1.04	1.07	0.84	0.79	0.89
Adjusted	1.12	0.98	1.15	1.09	1.06	0.95	0.82	0.95
Return on common equity – reported	14.6%	13.1%	16.3%	15.9%	16.4%	13.4%	12.8%	15.1%
Return on common equity – adjusted	15.1	14.0	16.8	16.6	16.2	15.1	13.3	16.1
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 44

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2014. For details of the Bank’s significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 to the Bank’s Consolidated Financial Statements for the year ended October 31, 2014.

Furthermore, the Bank adopted the following new and amended standards which impacted the Bank’s accounting policies and significant accounting judgments, estimates and assumptions under IFRS:

Presentation – Offsetting Financial Assets and Financial Liabilities

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation (the IAS 32 amendments), which clarified the existing requirements for offsetting financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014, which was November 1, 2014, for the Bank. The transition date for the Bank was November 1, 2013.

As a result of adopting the IAS 32 amendments, certain bilateral transactions related to reverse repurchase and repurchase agreements, and amounts receivable from or payable to brokers, dealers, and clients no longer qualified for offsetting under the new guidance. As at October 31, 2014, the IAS 32 amendments resulted in an increase in derivative assets and liabilities of $0.4 billion (November 1, 2013 – $0.5 billion), an increase in reverse repurchase and repurchase agreements of $7.5 billion (November 1, 2013 – $5.2 billion), and an increase in amounts receivable from or payable to brokers, dealers, and clients of $7.8 billion (November 1, 2013 – $5.3 billion).

Levies

In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval of the IASB, issued IFRIC 21, Levies (IFRIC 21). IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government, which is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, which was November 1, 2014, for the Bank.

IFRIC 21 changed the pattern and timing of recognition of certain levies paid by the Bank, in that it requires the obligation for these levies to be recognized at specific points in time in accordance with their applicable legislation. This change in timing of recognition did not have a material impact on the financial position, cash flows, or earnings of the Bank on an annual basis.

Novation of Derivatives and Continuation of Hedge Accounting

In June 2013, the IASB issued amendments to IAS 39 which provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedge accounting instrument meets certain criteria. The IAS 39 amendments are effective for annual periods beginning on or after January 1, 2014, which was November 1, 2014, for the Bank, and have been applied retrospectively. The IAS 39 amendments did not have a material impact on the financial position, cash flows, or earnings of the Bank and have been retained in the final version of IFRS 9, Financial Instruments (IFRS 9).

FUTURE CHANGES IN ACCOUNTING POLICIES

The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies.

The following standards have been issued, but are not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment; and (3) Hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9 and will now be considered and issued as a separate standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018, for the Bank, and is to be applied retrospectively with certain exceptions. In January 2015, OSFI issued the final version of the Advisory titled “Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks”. All domestic systemically important banks (D-SIBs), including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. The Bank is currently assessing the impact of adopting IFRS 9.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which clarifies the principles for recognizing revenue and cash flows arising from contracts with customers. The standard is effective for annual periods beginning on or after January 1, 2017, which will be November 1, 2017, for the Bank. The Bank is currently assessing the impact of adopting this standard.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 45

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 46

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)	As at
	January 31	October 31
	2015	2014
ASSETS
Cash and due from banks	$2,899	$2,781
Interest-bearing deposits with banks	50,624	43,773
	53,523	46,554
Trading loans, securities, and other (Note 3)	107,488	101,173
Derivatives (Note 3)	93,223	55,796
Financial assets designated at fair value through profit or loss (Note 3)	4,097	4,745
Available-for-sale securities (Notes 3, 4)	67,424	63,008
	272,232	224,722
Held-to-maturity securities (Note 4)	70,559	56,977
Securities purchased under reverse repurchase agreements	93,411	82,556
Loans (Note 5)
Residential mortgages	202,821	198,912
Consumer instalment and other personal	129,173	123,411
Credit card	26,404	25,570
Business and government	151,018	131,349
Debt securities classified as loans	2,778	2,695
	512,194	481,937
Allowance for loan losses (Note 5)	(3,263)	(3,028)
Loans, net of allowance for loan losses	508,931	478,909
Other
Customers’ liability under acceptances	12,312	13,080
Investment in TD Ameritrade (Note 8)	6,335	5,569
Goodwill (Note 9)	15,848	14,233
Other intangibles	2,793	2,680
Land, buildings, equipment, and other depreciable assets	5,317	4,930
Deferred tax assets (Note 16)	2,092	2,008
Amounts receivable from brokers, dealers, and clients	23,924	17,130
Other assets (Note 10)	12,878	11,163
	81,499	70,793
Total assets	$1,080,155	$960,511
LIABILITIES
Trading deposits (Notes 3, 11)	$63,365	$59,334
Derivatives (Note 3)	80,674	51,209
Securitization liabilities at fair value (Note 3)	11,564	11,198
Other financial liabilities designated at fair value through profit or loss (Note 3)	2,751	3,250
	158,354	124,991
Deposits (Note 11)
Personal	370,530	343,240
Banks	28,337	15,771
Business and government	273,905	241,705
	672,772	600,716
Other
Acceptances	12,312	13,080
Obligations related to securities sold short	34,878	39,465
Obligations related to securities sold under repurchase agreements	59,623	53,112
Securitization liabilities at amortized cost	24,913	24,960
Amounts payable to brokers, dealers, and clients	23,822	18,195
Insurance-related liabilities	6,229	6,079
Other liabilities (Note 12)	16,846	15,897
	178,623	170,788
Subordinated notes and debentures	7,777	7,785
Total liabilities	1,017,526	904,280
EQUITY
Common shares (millions of shares issued and outstanding: Jan. 31, 2015 – 1,849.1, Oct. 31, 2014 – 1,846.2) (Note 13)	19,948	19,811
Preferred shares (millions of shares issued and outstanding: Jan. 31, 2015 – 108.0, Oct. 31, 2014 – 88.0) (Note 13)	2,700	2,200
Treasury shares – common (millions of shares held: Jan. 31, 2015 – (3.6), Oct. 31, 2014 – (1.6)) (Note 13)	(179)	(54)
Treasury shares – preferred (millions of shares held: Jan. 31, 2015 – (0.1), Oct. 31, 2014 – (0.04)) (Note 13)	(3)	(1)
Contributed surplus	214	205
Retained earnings	28,373	27,585
Accumulated other comprehensive income (loss)	9,956	4,936
	61,009	54,682
Non-controlling interests in subsidiaries	1,620	1,549
Total equity	62,629	56,231
Total liabilities and equity	$1,080,155	$960,511

Certain comparative amounts have been restated, where applicable, as a result of the implementation of the 2015 IFRS Standards and Amendments (see Note 2).

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 47

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	January 31
	2015	2014
Interest income
Loans	$5,075	$4,876
Securities
Interest	746	747
Dividends	311	275
Deposits with banks	36	34
	6,168	5,932
Interest expense
Deposits	1,111	1,103
Securitization liabilities	173	217
Subordinated notes and debentures	100	105
Other	224	206
	1,608	1,631
Net interest income	4,560	4,301
Non-interest income
Investment and securities services	870	787
Credit fees	210	206
Net securities gains (losses) (Note 4)	57	88
Trading income (losses)	(52)	(16)
Service charges	551	523
Card services	428	392
Insurance revenue	899	910
Trust fees	35	35
Other income (loss)	56	339
	3,054	3,264
Total revenue	7,614	7,565
Provision for credit losses (Note 5)	362	456
Insurance claims and related expenses	699	683
Non-interest expenses
Salaries and employee benefits (Note 15)	2,244	2,090
Occupancy, including depreciation	417	375
Equipment, including depreciation	208	188
Amortization of other intangibles	158	150
Marketing and business development	157	171
Brokerage-related fees	82	81
Professional and advisory services	241	220
Communications	66	69
Other	592	752
	4,165	4,096
Income before income taxes and equity in net income of an investment in associate	2,388	2,330
Provision for (recovery of) income taxes	418	365
Equity in net income of an investment in associate, net of income taxes (Note 8)	90	77
Net income	2,060	2,042
Preferred dividends	24	46
Net income available to common shareholders and non-controlling interests in subsidiaries	$2,036	$1,996
Attributable to:
Non-controlling interests in subsidiaries	$27	$27
Common shareholders	2,009	1,969
Weighted-average number of common shares outstanding (millions) (Note 17)
Basic	1,844.2	1,835.3
Diluted	1,849.7	1,841.1
Earnings per share (dollars) (Note 17)
Basic	$1.09	$1.07
Diluted	1.09	1.07
Dividends per share (dollars)	0.47	0.43

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 48

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2015	2014
Net income	$2,060	$2,042
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Change in unrealized gains (losses) on available-for-sale securities[1]	90	(10)
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[2]	(21)	(60)
Net change in unrealized foreign currency translation gains (losses) on investments in foreign operations	6,289	3,106
Reclassification to earnings of net losses (gains) on investments in foreign operations[3]	–	(5)
Net foreign currency translation gains (losses) from hedging activities[4]	(2,116)	(1,199)
Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations[5]	–	5
Change in net gains (losses) on derivatives designated as cash flow hedges[6]	2,286	1,107
Reclassification to earnings of net losses (gains) on cash flow hedges[7]	(1,508)	(1,229)
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans[8]	(335)	(54)
	4,685	1,661
Comprehensive income (loss) for the period	$6,745	$3,703
Attributable to:
Preferred shareholders	$24	$46
Common shareholders	6,694	3,630
Non-controlling interests in subsidiaries	27	27
1	Net of income tax provision of $79 million for the three months ended January 31, 2015 (three months ended January 31, 2014 – net of income tax provision of $11 million).
2	Net of income tax provision of $47 million for the three months ended January 31, 2015 (three months ended January 31, 2014 – net of income tax provision of $40 million).
3	Net of income tax provision of nil for the three months ended January 31, 2015 (three months ended January 31, 2014 – net of income tax provision of nil).
4	Net of income tax recovery of $755 million for the three months ended January 31, 2015 (three months ended January 31, 2014 – net of income tax recovery of $427 million).
5	Net of income tax provision of nil for the three months ended January 31, 2015 (three months ended January 31, 2014 – net of income tax recovery of $1 million).
6	Net of income tax provision of $1,814 million for the three months ended January 31, 2015 (three months ended January 31, 2014 – net of income tax provision of $759 million).
7	Net of income tax provision of $1,497 million for the three months ended January 31, 2015 (three months ended January 31, 2014 – net of income tax provision of $850 million).
8	Net of income tax recovery of $123 million for the three months ended January 31, 2015 (three months ended January 31, 2014 – net of income tax recovery of $19 million).

Certain comparative amounts have been restated, where applicable, as a result of the implementation of the 2015 IFRS Standards and Amendments (see Note 2).

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 49

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2015	2014
Common shares (Note 13)
Balance at beginning of period	$19,811	$19,316
Proceeds from shares issued on exercise of stock options	42	47
Shares issued as a result of dividend reinvestment plan	95	89
Balance at end of period	19,948	19,452
Preferred shares (Note 13)
Balance at beginning of period	2,200	3,395
Issue of shares	500	–
Redemption of shares	–	(470)
Balance at end of period	2,700	2,925
Treasury shares – common (Note 13)
Balance at beginning of period	(54)	(145)
Purchase of shares	(1,163)	(1,119)
Sale of shares	1,038	1,111
Balance at end of period	(179)	(153)
Treasury shares – preferred (Note 13)
Balance at beginning of period	(1)	(2)
Purchase of shares	(32)	(19)
Sale of shares	30	18
Balance at end of period	(3)	(3)
Contributed surplus
Balance at beginning of period	205	170
Net premium (discount) on sale of treasury shares	13	3
Stock options	–	(1)
Other	(4)	(9)
Balance at end of period	214	163
Retained earnings
Balance at beginning of period	27,585	23,982
Net income attributable to shareholders	2,033	2,015
Common dividends	(867)	(789)
Preferred dividends	(24)	(46)
Share issue expenses and others	(19)	–
Actuarial gains (losses) on employee benefit plans	(335)	(54)
Balance at end of period	28,373	25,108
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	638	732
Other comprehensive income (loss)	69	(70)
Balance at end of period	707	662
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	3,029	722
Other comprehensive income (loss)	4,173	1,907
Balance at end of period	7,202	2,629
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	1,269	1,705
Other comprehensive income (loss)	778	(122)
Balance at end of period	2,047	1,583
Total	9,956	4,874
Non-controlling interests in subsidiaries
Balance at beginning of period	1,549	1,508
Net income attributable to non-controlling interests in subsidiaries	27	27
Other	44	8
Balance at end of period	1,620	1,543
Total equity	$62,629	$53,909

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 50

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2015	2014
Cash flows from (used in) operating activities
Net income before income taxes	$2,478	$2,407
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 5)	362	456
Depreciation	143	133
Amortization of other intangibles	(158)	150
Net securities losses (gains) (Note 4)	(57)	(88)
Equity in net income of an investment in associate (Note 8)	(90)	(77)
Deferred taxes	(344)	61
Changes in operating assets and liabilities
Interest receivable and payable (Notes 10, 12)	(52)	(86)
Securities sold short	(4,587)	(850)
Trading loans and securities	(6,315)	796
Loans net of securitization and sales	(29,562)	(9,144)
Deposits	75,593	37,335
Derivatives	(7,962)	(3,465)
Financial assets and liabilities designated at fair value through profit or loss	643	155
Securitization liabilities	319	(3,082)
Other	(11,158)	(6,483)
Net cash from (used in) operating activities	19,253	18,218
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	6,511	4,611
Common shares issued (Note 13)	36	38
Preferred shares issued (Note 13)	493	–
Redemption of preferred shares (Note 13)	–	(470)
Sale of treasury shares (Note 13)	1,081	1,132
Purchase of treasury shares (Note 13)	(1,195)	(1,138)
Dividends paid	(796)	(746)
Distributions to non-controlling interests in subsidiaries	(27)	(27)
Net cash from (used in) financing activities	6,103	3,400
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(6,851)	(15,579)
Activities in available-for-sale securities (Note 4)
Purchases	(9,254)	(9,700)
Proceeds from maturities	5,792	10,606
Proceeds from sales	3,889	3,079
Activities in held-to-maturity securities (Note 4)
Purchases	(10,603)	(2,415)
Proceeds from maturities	2,799	1,861
Activities in debt securities classified as loans
Purchases	(14)	(1)
Proceeds from maturities	180	197
Net purchases of land, building, equipment, and other depreciable assets	(530)	(338)
Changes in securities purchased (sold) under reverse repurchase agreements	(10,855)	(7,278)
Net cash acquired from (paid for) divestitures, acquisitions and the sale of TD Ameritrade shares (Note 8)	–	(2,881)
Net cash from (used in) investing activities	(25,447)	(22,449)
Effect of exchange rate changes on cash and due from banks	209	124
Net increase (decrease) in cash and due from banks	118	(707)
Cash and due from banks at beginning of period	2,781	3,581
Cash and due from banks at end of period	$2,899	$2,874
Supplementary disclosure of cash flows from operating activities
Amount of Income taxes paid (refunded) during the period	$120	$53
Amount of interest paid during the period	1,591	1,702
Amount of interest received during the period	5,788	5,642
Amount of dividends received during the period	319	304

Certain comparative amounts have been restated, where applicable, as a result of the implementation of the 2015 IFRS Standards and Amendments (see Note 2).

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 51

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). The Bank was formed through the amalgamation on February 1, 1955 of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) using the accounting policies as described in Note 2 to the Bank’s 2014 Annual Consolidated Financial Statements, as well as the new and amended standards under IFRS (2015 IFRS Standards and Amendments) adopted retrospectively by the Bank as discussed in Note 2 below. Certain other comparative amounts have also been restated/reclassified to conform with the presentation adopted in the current period.

The preparation of financial statements requires that management make estimates, assumptions and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 to the Bank’s 2014 Annual Consolidated Financial Statements, as well as in Note 2 below. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Bank’s Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

The Interim Consolidated Financial Statements for the three months ended January 31, 2015, were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a recommendation of the Audit Committee, on February 25, 2015.

As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, it should be read in conjunction with the 2014 Annual Consolidated Financial Statements and the accompanying Notes and the shaded sections of the 2014 Management’s Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the “Managing Risk” section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2 to the Bank’s 2014 Annual Consolidated Financial Statements.

NOTE 2: CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICY

The following new and amended standards have been adopted by the Bank.

Presentation – Offsetting Financial Assets and Financial Liabilities

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation (the IAS 32 amendments), which clarified the existing requirements for offsetting financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014, which was November 1, 2014, for the Bank. The transition date for the Bank was November 1, 2013.

As a result of adopting the IAS 32 amendments, certain bilateral transactions related to reverse repurchase and repurchase agreements, and amounts receivable from or payable to brokers, dealers, and clients no longer qualified for offsetting under the new guidance. As at October 31, 2014, the IAS 32 amendments resulted in an increase in derivative assets and liabilities of $0.4 billion (November 1, 2013 – $0.5 billion), an increase in reverse repurchase and repurchase agreements of $7.5 billion (November 1, 2013 – $5.2 billion), and an increase in amounts receivable from or payable to brokers, dealers, and clients of $7.8 billion (November 1, 2013 – $5.3 billion).

Levies

In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval of the IASB, issued IFRIC 21, Levies (IFRIC 21). IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government, which is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, which was November 1, 2014, for the Bank.

IFRIC 21 changed the pattern and timing of recognition of certain levies paid by the Bank, in that it requires the obligation for these levies to be recognized at specific points in time in accordance with their applicable legislation. This change in timing of recognition did not have a material impact on the financial position, cash flows, or earnings of the Bank on an annual basis.

Novation of Derivatives and Continuation of Hedge Accounting

In June 2013, the IASB issued amendments to IAS 39 which provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedge accounting instrument meets certain criteria. The IAS 39 amendments are effective for annual periods beginning on or after January 1, 2014, which was November 1, 2014, for the Bank, and have been applied retrospectively. The IAS 39 amendments did not have a material impact on the financial position, cash flows, or earnings of the Bank and have been retained in the final version of IFRS 9, Financial Instruments (IFRS 9).

FUTURE CHANGES IN ACCOUNTING POLICIES

The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 52

The following standards have been issued, but are not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment; and (3) Hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9 and will now be considered and issued as a separate standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018, for the Bank, and is to be applied retrospectively with certain exceptions. In January 2015, OSFI issued the final version of the Advisory titled “Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks”. All domestic systemically important banks (D-SIBs), including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. The Bank is currently assessing the impact of adopting IFRS 9.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which clarifies the principles for recognizing revenue and cash flows arising from contracts with customers. The standard is effective for annual periods beginning on or after January 1, 2017, which will be November 1, 2017, for the Bank. The Bank is currently assessing the impact of adopting this standard.

NOTE 3: FAIR VALUE MEASUREMENTS

Certain assets and liabilities, primarily financial instruments, are carried on the balance sheet at their fair value on a recurring basis. These financial instruments include trading loans and securities, assets and liabilities designated at fair value through profit or loss, instruments classified as available-for-sale, derivatives, certain securities purchased under reverse repurchase agreements, certain deposits classified as trading, securitization liabilities at fair value, obligations related to securities sold short, and certain obligations related to securities sold under repurchase agreements. All other financial assets and financial liabilities are carried at amortized cost and the fair values are disclosed as follows:

Determination of fair value

The fair value of financial instruments traded in active markets at the balance sheet date is based on their available quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

The inherent nature of private equity investing is that the Bank’s valuation may change over time due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

Valuation Governance

Valuation processes are guided by policies and procedures that are approved by senior management and subject matter experts. Senior Executive oversight over the valuation process is provided through various valuation-related committees. Further, the Bank has a number of additional controls in place, including an independent price verification process to ensure the accuracy of fair value measurements reported in the financial statements. The sources used for independent pricing comply with the standards set out in the approved valuation-related policies, which includes consideration of the reliability, relevancy, and timeliness of data.

METHODS AND ASSUMPTIONS

The Bank calculates fair values for measurement and disclosure purposes based on the following methods of valuation and assumptions:

Government and Government-Related Securities

The fair value of Canadian government debt securities is based on quoted prices in active markets, where available. Where quoted prices are not available, valuation techniques such as discounted cash flow models may be used, which maximize the use of observable inputs such as government bond yield curves.

The fair value of U.S. federal and state government, as well as agency debt securities, is determined by reference to recent transaction prices, broker quotes, or third-party vendor prices. Brokers or third-party vendors may use a pool-specific valuation model to value these securities. Observable market inputs to the model include to-be-announced (TBA) market prices, the applicable indices, and metrics such as the coupon, maturity, and weighted-average maturity of the pool. Market inputs used in the valuation model include, but are not limited to, indexed yield curves and trading spreads.

The fair value of residential mortgage-backed securities is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as the use of option-adjusted spread (OAS) models which include inputs such as prepayment rate assumptions related to the underlying collateral. Observable inputs include, but are not limited to, indexed yield curves, and bid-ask spreads. Other inputs may include volatility assumptions derived using Monte Carlo simulations and take into account factors such as counterparty credit quality and liquidity.

Other Debt Securities

The fair value of corporate and other debt securities, including debt securities reclassified from trading to available-for-sale, is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as discounted cash flow techniques. Market inputs used in the valuation techniques or underlying third-party vendor prices or broker quotes include benchmark and government bond yield curves, credit spreads, and trade execution data.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 53

Asset-backed securities are primarily fair valued using third-party vendor prices. The third-party vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yield curves and bid-ask spreads. The model also takes into account relevant data about the underlying collateral, such as weighted-average terms to maturity and prepayment rate assumptions.

Equity Securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, such as for private equity securities, or where there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis, and multiples of earnings before taxes, depreciation and amortization, and other relevant valuation techniques.

If there are trading restrictions on the equity security held, a valuation adjustment is recognized against available prices to reflect the nature of the restriction. However, restrictions that are not part of the security held and represent a separate contractual arrangement that has been entered into by the Bank and a third-party do not impact the fair value of the original instrument.

Retained Interests

Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank’s Interim Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions including credit losses, prepayment rates, forward yield curves, and discount rates, that are commensurate with the risks involved. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

Loans

The estimated fair value of loans carried at amortized cost, other than debt securities classified as loans, reflects changes in market price that have occurred since the loans were originated or purchased. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. For floating-rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, fair value is assumed to approximate carrying value. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.

At initial recognition, debt securities classified as loans do not include securities with quoted prices in active markets. When quoted market prices are not readily available, fair value is based on quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs. If quoted prices in active markets subsequently become available, these are used to determine fair value for debt securities classified as loans.

The fair value of loans carried at fair value through profit or loss, which includes trading loans and loans designated at fair value through profit or loss, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers, and corroborates this information using valuation techniques or by obtaining consensus or composite prices from pricing services.

Commodities

The fair value of physical commodities is based on quoted prices in active markets, where available. The Bank also transacts in commodity derivative contracts which can be traded on an exchange or in OTC markets. The fair value of derivative financial instruments is determined as follows:

Derivative Financial Instruments

The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, the Black-Scholes model, and Monte Carlo simulation. The valuation models incorporate inputs that are observable in the market or can be derived from observable market data.

Prices derived by using models are recognized net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, commodity spot and forward prices, recovery rates, volatilities, spot prices, and correlation.

A credit risk valuation adjustment (CRVA) is recognized against the model value of OTC derivatives to account for the uncertainty that either counterparty in a derivative transaction may not be able to fulfill its obligations under the transaction. In determining CRVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty and the Bank itself, in assessing potential future amounts owed to, or by the Bank.

In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate effective interest rate immediately prior to impairment, after adjusting for the value of collateral. The fair value of non-trading derivatives is determined on the same basis as for trading derivatives.

The fair value of a derivative is partly a function of collateralization. The Bank uses the relevant overnight index swap (OIS) curve to discount the cash flows for collateralized derivatives as most collateral is posted in cash and can be funded at the overnight rate.

In the fourth quarter of 2014, the Bank implemented funding valuation adjustment (FVA) in response to growing evidence that market implied funding costs and benefits are now considered in the pricing and fair valuation of uncollateralized derivatives. Some of the key drivers of FVA include the market implied cost of funding spread over LIBOR and the expected average exposure by counterparty. FVA is further adjusted to account for the extent to which the funding cost is incorporated into observed traded levels and to calibrate to the expected term of the trade.

The FVA applies to both assets and liabilities, but largely relates to uncollateralized derivative assets given the impact of the Bank's own credit risk, which is a significant component of the funding costs, is already incorporated in the valuation of uncollateralized derivative liabilities through the application of debit valuation adjustments (DVAs). The Bank will continue to monitor industry practice, and may refine the methodology and the products to which FVA applies to as market practices evolve.

Deposits

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.

For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 54

For trading deposits, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.

Securitization Liabilities

The fair value of securitization liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, which maximize the use of observable inputs, such as Canada Mortgage Bond (CMB) curves.

Obligations Related to Securities Sold Short

The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

Securities Purchased Under Reverse Repurchase Agreements and Obligations Related to Securities Sold under Repurchase Agreements

Commodities purchased or sold with an agreement to sell or repurchase them at a later date at a fixed price are carried at fair value on the Interim Consolidated Balance Sheet. The fair value of these agreements is based on valuation techniques such as discounted cash flow models which maximize the use of observable market inputs such as interest rate swap curves and commodity forward prices.

Subordinated Notes and Debentures

The fair value of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Other Financial Liabilities Designated at Fair Value

For deposits designated at fair value through profit or loss, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs. The Bank currently issues mortgage loan commitments to its customers which allow them to lock in a fixed mortgage rate prior to their expected funding date. The Bank values loan commitments through the use of an option pricing model and with adjustments calculated using an expected funding ratio to arrive at the most representative fair value. The expected funding ratio represents the Bank’s best estimate, based on historical analysis, as to the amount of loan commitments that will actually fund. If commitment extensions are exercised by the borrower, the Bank will remeasure the written option at fair value.

Portfolio Exception

IFRS 13 provides a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk or risks. The Bank manages certain financial assets and financial liabilities, such as derivative assets and derivative liabilities on the basis of net exposure and applies the portfolio exception when determining the fair value of these financial assets and financial liabilities.

Fair Value of Assets and Liabilities not measured at Fair Value

The fair value of assets and liabilities subsequently not measured at fair value include loans, deposits, certain securitization liabilities, certain securities purchased under reverse repurchase agreements, obligations relating to securities sold under repurchase agreements and subordinated notes and debentures. For these instruments, fair values are calculated for disclosure purposes only, and the valuation techniques are disclosed above. In addition, the Bank has determined that the carrying value approximates the fair value for the following assets and liabilities as they are usually liquid floating rate financial instruments and are generally short term in nature: cash and due from banks, interest-bearing deposits with banks, customers’ liability under acceptances, and acceptances.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 55

Carrying Value and Fair Value of Financial Instruments and Commodities

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank. The following table includes the fair value of commodities.

Financial Assets, Liabilities, and Commodities[1]
(millions of Canadian dollars)			As at
	January 31, 2015		October 31, 2014
	Carrying	Fair	Carrying	Fair
	value	value	value	value
FINANCIAL ASSETS AND COMMODITIES
Cash and due from banks	$2,899	$2,899	$2,781	$2,781
Interest-bearing deposits with banks	50,624	50,624	43,773	43,773
Trading loans, securities, and other
Government and government-related securities	37,890	37,890	30,899	30,899
Other debt securities	9,749	9,749	9,019	9,019
Equity securities	43,336	43,336	45,911	45,911
Trading loans	10,189	10,189	10,142	10,142
Commodities	6,278	6,278	5,154	5,154
Retained interests	46	46	48	48
Total trading loans, securities, and other	107,488	107,488	101,173	101,173
Derivatives	93,223	93,223	55,796	55,796
Financial assets designated at fair value through profit or loss	4,097	4,097	4,745	4,745
Available-for-sale securities
Government and government-related securities	36,036	36,036	31,707	31,707
Other debt securities	28,782	28,782	28,724	28,724
Equity securities[2]	2,103	2,103	1,931	1,931
Debt securities reclassified from trading	503	503	646	646
Total available-for-sale securities	67,424	67,424	63,008	63,008
Held-to-maturity securities[3]
Government and government-related securities	44,873	45,448	34,119	34,371
Other debt securities	25,686	25,809	22,858	22,955
Total held-to-maturity securities	70,559	71,257	56,977	57,326
Securities purchased under reverse repurchase agreements	93,411	93,411	82,556	82,556
Loans	508,931	515,460	478,909	483,044
Customers’ liability under acceptances	12,312	12,312	13,080	13,080
Amounts receivable from brokers, dealers, and clients	23,924	23,924	17,130	17,130
Other assets	4,055	4,055	3,590	3,590

FINANCIAL LIABILITIES
Trading deposits	$63,365	$63,365	$59,334	$59,334
Derivatives	80,674	80,674	51,209	51,209
Securitization liabilities at fair value	11,564	11,564	11,198	11,198
Other financial liabilities designated at fair value through profit or loss	2,751	2,751	3,250	3,250
Deposits	672,772	673,433	600,716	601,705
Acceptances	12,312	12,312	13,080	13,080
Obligations related to securities sold short	34,878	34,878	39,465	39,465
Obligations related to securities sold under repurchase agreements	59,623	59,623	53,112	53,112
Securitization liabilities at amortized cost	24,913	25,534	24,960	25,271
Amounts payable to brokers, dealers, and clients	23,822	23,822	18,195	18,195
Other liabilities	11,214	11,297	9,926	9,958
Subordinated notes and debentures	7,777	8,378	7,785	8,358
1	Certain comparative amounts have been restated, where applicable, as a result of the implementation of the 2015 IFRS Standards and Amendments. Refer to Note 2 for more details.
2	As at January 31, 2015, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2014 – $5 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.
3	Includes debt securities reclassified from available-for-sale to held-to-maturity. Refer to Note 4 for carrying value and fair value of the reclassified debt securities.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 56

Fair Value Hierarchy

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. Treasury bills and other Canadian and U.S. Government and agency mortgage-backed securities, and certain securitization liabilities, that are highly liquid and are actively traded in OTC markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes Canadian and U.S. Government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts, certain securitization liabilities, and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. This category generally includes retained interests in certain loan securitizations and certain derivative contracts.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 57

The following table presents the levels within the fair value hierarchy for each of the financial assets and liabilities measured at fair value on a recurring basis as at January 31, 2015, and October 31, 2014.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis[1]
(millions of Canadian dollars)								As at
			January 31, 2015				October 31, 2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$629	$12,078	$–	$12,707	$302	$12,229	$–	$12,531
Provinces	–	6,211	–	6,211	–	5,454	–	5,454
U.S. federal, state, municipal governments,
and agencies debt	–	13,008	–	13,008	–	8,698	–	8,698
Other OECD government guaranteed debt	–	5,108	–	5,108	–	3,427	–	3,427
Mortgage-backed securities	–	856	–	856	–	789	–	789
Other debt securities
Canadian issuers	–	2,934	28	2,962	–	2,805	20	2,825
Other issuers	–	6,749	38	6,787	–	6,128	66	6,194
Equity securities
Common shares	42,655	620	18	43,293	40,695	5,172	4	45,871
Preferred shares	41	–	2	43	40	–	–	40
Trading loans	–	10,189	–	10,189	–	10,142	–	10,142
Commodities	6,184	94	–	6,278	5,154	–	–	5,154
Retained interests	–	–	46	46	–	–	48	48
	49,509	57,847	132	107,488	46,191	54,844	138	101,173
Derivatives
Interest rate contracts	8	35,426	–	35,434	2	23,420	–	23,422
Foreign exchange contracts	99	54,319	18	54,436	56	24,852	16	24,924
Credit contracts	–	15	–	15	–	18	–	18
Equity contracts	–	1,762	783	2,545	–	5,962	1,033	6,995
Commodity contracts	41	749	3	793	94	341	2	437
	148	92,271	804	93,223	152	54,593	1,051	55,796
Financial assets designated at
fair value through profit or loss
Securities	195	3,898	–	4,093	202	4,538	–	4,740
Loans	–	–	4	4	–	–	5	5
	195	3,898	4	4,097	202	4,538	5	4,745
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	–	9,490	–	9,490	199	8,205	–	8,404
Provinces	–	4,725	–	4,725	–	4,494	51	4,545
U.S. federal, state, municipal governments,
and agencies debt	–	12,761	–	12,761	–	12,130	–	12,130
Other OECD government guaranteed debt	–	5,798	7	5,805	–	3,317	5	3,322
Mortgage-backed securities	–	3,255	–	3,255	–	3,306	–	3,306
Other debt securities
Asset-backed securities	–	16,928	–	16,928	–	18,903	–	18,903
Non-agency collateralized mortgage obligation portfolio	–	3,331	–	3,331	–	1,722	–	1,722
Corporate and other debt	–	8,413	110	8,523	–	8,080	19	8,099
Equity securities
Common shares[2,3]	193	122	1,620	1,935	210	242	1,303	1,755
Preferred shares	29	–	133	162	29	1	141	171
Debt securities reclassified from trading	–	214	289	503	–	337	309	646
	222	65,037	2,159	67,418	438	60,737	1,828	63,003
Securities purchased under reverse
repurchase agreements	–	10,806	–	10,806	–	8,154	–	8,154

FINANCIAL LIABILITIES
Trading deposits	$–	$61,618	$1,747	$63,365	$–	$57,703	$1,631	$59,334
Derivatives
Interest rate contracts	261	29,706	105	30,072	2	20,033	81	20,116
Foreign exchange contracts	48	46,324	16	46,388	43	22,975	14	23,032
Credit contracts	–	368	–	368	–	325	–	325
Equity contracts	8	1,462	1,193	2,663	–	5,660	1,537	7,197
Commodity contracts	59	1,106	18	1,183	93	440	6	539
	376	78,966	1,332	80,674	138	49,433	1,638	51,209
Securitization liabilities at fair value	–	11,564	–	11,564	–	11,198	–	11,198
Other financial liabilities designated
at fair value through profit or loss	–	2,747	4	2,751	–	3,242	8	3,250
Obligations related to securities sold short	6,274	28,578	26	34,878	14,305	25,126	34	39,465
Obligations related to securities sold
under repurchase agreements	–	12,882	–	12,882	–	8,242	–	8,242
1	Certain comparative amounts have been restated, where applicable, as a result of the implementation of the 2015 IFRS Standards and Amendments (see Note 2).
2	As at January 31, 2015, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2014 – $5 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.
3	As at January 31, 2015, common shares include the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $1.3 billion (October 31, 2014 – $1.0 billion) which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market, hence these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.
TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 58

The Bank’s policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

During the three months ended January 31, 2015, there was a transfer of $100 million of available-for-sale securities from Level 1 to Level 2. This transfer represented previously on-the-run treasury securities that are now off-the-run. There were no significant transfers between Level 1 and Level 2 during the three months ended January 31, 2014.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•	Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 59

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the three months ended January 31.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	January 31	instruments
	2014	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2015	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Other debt securities
Canadian issuers	$20	$–	$–	$5	$–	$(14)	$18	$(1)	$28	$–
Other issuers	66	(4)	–	23	–	(47)	–	–	38	3
Equity securities
Common shares	4	–	–	18	–	(4)	–	–	18	–
Preferred shares	–	–	–	2	–	–	–	–	2	–
Retained interests	48	2	–	–	–	(4)	–	–	46	–
	138	(2)	–	48	–	(69)	18	(1)	132	3
Financial assets designated
at fair value through
profit or loss
Loans	5	–	–	–	–	(1)	–	–	4	(1)
	5	–	–	–	–	(1)	–	–	4	(1)
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Provinces	51	1	–	–	–	–	–	(52)	–	1
Other OECD government
guaranteed debt	5	–	–	–	–	2	–	–	7	–
Other debt securities
Corporate and other debt	19	–	–	–	–	–	91	–	110	–
Equity securities
Common shares	1,303	45	1	200	–	71	–	–	1,620	32
Preferred shares	141	(3)	(7)	–	–	2	–	–	133	(7)
Debt securities reclassified
from trading	309	20	28	–	–	(65)	–	(3)	289	28
	$1,828	$63	$22	$200	$–	$10	$91	$(55)	$2,159	$54

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	January 31	instruments
	2014	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2015	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,631	$26	$–	$–	$242	$(152)	$–	$–	$1,747	$16
Derivatives[4]
Interest rate contracts	81	24	–	–	–	–	–	–	105	25
Foreign exchange contracts	(2)	(2)	–	–	–	1	–	1	(2)	(1)
Credit contracts	–	–	–	–	–	–	–	–	–	–
Equity contracts	504	(65)	–	(29)	56	(38)	–	(18)	410	(64)
Commodity contracts	4	20	–	–	–	(9)	–	–	15	15
	587	(23)	–	(29)	56	(46)	–	(17)	528	(25)
Other financial liabilities
designated at fair value
through profit or loss	8	(11)	–	–	11	(4)	–	–	4	(11)
Obligations related to
securities sold short	$34	$–	$–	$(33)	$–	$27	$–	$(2)	$26	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4	As at January 31, 2015, consists of derivative assets of $0.8 billion (November 1, 2014 – $1.1 billion) and derivative liabilities of $1.3 billion (November 1, 2014 – $1.6 billion), which have been netted on this table for presentation purposes only.
TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 60

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	January 31	instruments
	2013	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2014	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Other debt securities
Canadian issuers	$5	$–	$–	$4	$–	$(1)	$23	$–	$31	$–
Other issuers	84	–	–	109	–	(83)	29	–	139	(1)
Equity securities
Common shares	15	–	–	2	–	(15)	–	–	2	–
Preferred shares	–	–	–	55	–	–	2	–	57	–
Retained interests	67	2	–	–	–	(6)	–	–	63	(2)
	171	2	–	170	–	(105)	54	–	292	(3)
Financial assets designated
at fair value through
profit or loss
Loans	9	–	–	–	–	(1)	–	–	8	(1)
	9	–	–	–	–	(1)	–	–	8	(1)
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Provinces	–	–	–	–	–	–	50	–	50	–
Other OECD government
guaranteed debt	8	–	–	–	–	1	–	–	9	–
Other debt securities
Corporate and other debt	19	–	1	–	–	–	40	–	60	1
Equity securities
Common shares	1,215	5	(5)	23	–	42	–	–	1,280	(5)
Preferred shares	136	(1)	(6)	–	–	–	–	–	129	(6)
Debt securities reclassified
from trading	228	3	(1)	–	–	11	46	(1)	286	16
	$1,606	$7	$(11)	$23	$–	$54	$136	$(1)	$1,814	$6

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	January 31	instruments
	2013	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2014	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,396	$(6)	$–	$–	$209	$(49)	$1	$(1)	$1,550	$33
Derivatives[4]
Interest rate contracts	58	8	–	–	–	(3)	–	1	64	7
Foreign exchange contracts	(1)	(2)	–	–	–	(1)	1	–	(3)	(2)
Credit contracts	–	1	–	–	–	(1)	–	–	–	1
Equity contracts	392	(15)	–	(7)	51	(60)	2	–	363	(16)
Commodity contracts	(3)	(5)	–	–	–	3	(1)	–	(6)	(5)
	446	(13)	–	(7)	51	(62)	2	1	418	(15)
Other financial liabilities
designated at fair value
through profit or loss	12	(12)	–	–	16	(9)	–	–	7	(12)
Obligations related to
securities sold short	$7	$–	$–	$(7)	$–	$11	$–	$–	$11	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4	As at January 31, 2014, consists of derivative assets of $899 million (November 1, 2013 – $982 million) and derivative liabilities of $1.3 billion (November 1, 2013 – $1.4 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 61

Valuation of assets and liabilities classified as Level 3

Significant unobservable inputs in Level 3 positions

The following section discusses the significant unobservable inputs for Level 3 positions and assesses the potential effect that a change in each observable input may have on the fair value measurement.

Price Equivalent

Certain financial instruments, mainly debt and equity securities, are valued using price equivalents when market prices are not available, with fair value measured by comparison with observable pricing data from instruments with similar characteristics. For debt securities, the price equivalent is expressed in points, and represents a percentage of the par amount, and prices at the lower end of the range are generally a result of securities that are written down. For equity securities, the price equivalent is based on a percentage of a proxy price. There may be wide ranges depending on the liquidity of the securities.

Credit Spread

Credit spread is a significant input used in the valuation of many derivatives. It is the primary reflection of the credit worthiness of a counterparty and represents the premium or yield return above the benchmark reference that a bond holder would require in order to allow for the credit quality difference between the entity and the reference benchmark. An increase/(decrease) in credit spread will (decrease)/increase the value of financial instrument. Credit spread may be negative where the counterparty is more credit worthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing credit worthiness.

Prepayment Rate and Liquidation Rate

Expected future prepayment and liquidation rates are significant inputs for retained interests and represent the amount of unscheduled principal repayment. The prepayment rate and liquidation rate will be obtained from prepayment forecasts which are based on a number of factors such as historical prepayment rates for similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates.

Correlation

The movements of inputs are not necessarily independent from other inputs. Such relationships, where material to the fair value of a given instrument, are captured via correlation inputs into the pricing models. The Bank includes correlation between the asset class, as well as across asset classes. For example, price correlation is the relationship between prices of equity securities in equity basket derivatives, and quanto correlation is the relationship between instruments which settle in one currency and the underlying securities which are denominated in another currency.

Implied Volatility

Implied volatility is the value of the volatility of the underlying instrument which, when input in an option pricing model, such as Black-Scholes, will return a theoretical value equal to the current market price of the option. Implied volatility is a forward-looking and subjective measure, and differs from historical volatility because the latter is calculated from known past returns of a security.

Funding ratio

The funding ratio is a significant unobservable input required to value mortgage commitments issued by the Bank. The funding ratio represents an estimate of percentage of commitments that are ultimately funded by the Bank. The funding ratio is based on a number of factors such as observed historical funding percentages within the various lending channels and the future economic outlook, considering factors including, but not limited to, competitive pricing and fixed/variable mortgage rate gap. An increase/(decrease) in funding ratio will increase/(decrease) the value of the lending commitment in relationship to prevailing interest rates.

Earnings Multiple, Discount Rate and Liquidity Discount

Earnings multiple, discount rate and liquidity discount are significant inputs used when valuing certain equity securities and certain retained interests. Earnings multiples are selected based on comparable entities and a higher multiple will result in a higher fair value. Discount rates are applied to cash flow forecasts to reflect time value of money and the risks associated with the cash flows. A higher discount rate will result in a lower fair value. Liquidity discounts may be applied as a result of the difference in liquidity between the comparable entity and the equity securities being valued.

Currency Specific Swap Curve

The fair value of foreign exchange contracts is determined using inputs such as foreign exchange spot rates and swap curves. Generally swap curves are observable, but there may be certain durations, or currency specific foreign exchange spot and currency specific swap curves that are not observable.

Dividend Yield

Dividend yield is a key input for valuing equity contracts and is generally expressed as a percentage of the current price of the stock. Dividend yields can be derived from the repo or forward price of the actual stock being fair valued. Spot dividend yields can also be obtained from pricing sources, if it can be demonstrated that spot yields are a good indication of future dividends.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 62

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities

The following tables present the Bank’s assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable, and a range of values for those unobservable inputs. The range of values represents the highest and lowest inputs used in calculating the fair value.

Valuation Techniques and Inputs Used in the Fair Value Measurement of Level 3 Assets and Liabilities
(millions of Canadian dollars,							As at
except as noted)				January 31, 2015

				Significant
	Fair value	Fair value	Valuation	unobservable	Lower	Upper
	assets	liabilities	technique	inputs (Level 3)	range	range	Unit
Government and government-
related securities	$7	$ n/a1	Market comparable	Bond price equivalent	53	108	points

Other debt securities	465	n/a	Market comparable	Bond price equivalent	–	158	points

Equity securities[2]	482	n/a	Market comparable	New issue price	100	100%
			Discounted cash flow	Discount rate	8	23%
			EBITDA multiple	Earnings multiple	4.9x	22x
			Market comparable	Price equivalent	79	118%

Retained interests	46	n/a	Discounted cash flow	Prepayment and liquidation rates	–	10%
				Discount rates	282	345	bps[3]

Other financial assets designated
at fair value through profit or loss	4	n/a	Market comparable	Bond price equivalent	104	104	points

Derivatives
Interest rate contracts	–	105	Swaption model	Currency specific volatility	(14)	92%

Foreign exchange contracts	18	16	Option model	Currency specific volatility	8	19%

Credit contracts	–	–	Discounted cash flow	Credit spread	7	104	bps[3]

Equity contracts	783	1,193	Option model	Price correlation	13	86%
				Quanto correlation	(40)	17%
				Dividend yield	–	29%
				Equity volatility	12	94%

Commodity contracts	3	18	Option model	Quanto correlation	(45)	(25)%
				Swaption correlation	34	46%

Trading deposits	n/a	1,747	Option model	Price correlation	–	98%
				Quanto correlation	(45)	18%
				Dividend yield	–	29%
				Equity volatility	12	88%
			Swaption model	Currency specific volatility	(14)	92%
Other financial liabilities designated
at fair value through profit or loss	n/a	4	Option model	Funding ratio	2	72%

Obligations related to securities
sold short	n/a	26	Market comparable	New issue price	100	100%
1	Not applicable.
2	As at January 31, 2015, common shares exclude the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $1.3 billion (October 31, 2014 – $1.0 billion) which are redeemable by the issuer at cost which approximates fair value. These securities cannot be traded in the market, hence, these securities have not been subjected to the sensitivity analysis.
3	Basis points.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 63

Valuation Techniques and Inputs Used in the Fair Value Measurement of Level 3 Assets and Liabilities[1]
(millions of Canadian dollars,							As at
except as noted)				October 31, 2014

				Significant
	Fair value	Fair value	Valuation	unobservable	Lower	Upper
	assets	liabilities	technique	inputs (Level 3)	range	range	Unit
Government and government-
related securities	$56	$ n/a2	Market comparable	Bond price equivalent	100	101	points

Other debt securities	414	n/a	Market comparable	Bond price equivalent	–	132	points

Equity securities[3]	476	n/a	Market comparable	New issue price	100	100%
			Discounted cash flow	Discount rate	1	23%
			EBITDA multiple	Earnings multiple	5.3x	25x
			Market comparable	Price equivalent	98	98%

Retained interests	48	n/a	Discounted cash flow	Prepayment and liquidation rates	–	10%
				Discount rates	326	427	bps[4]

Other financial assets designated
at fair value through profit or loss	5	n/a	Market comparable	Bond price equivalent	105	105	points

Derivatives
Interest rate contracts	–	81	Swaption model	Currency specific volatility	8	188%

Foreign exchange contracts	16	14	Option model	Currency specific volatility	6	18%

Credit contracts	–	–	Discounted cash flow	Credit spread	5	103	bps[4]

Equity contracts	1,033	1,537	Option model	Price correlation	14	85%
				Quanto correlation	(40)	17%
				Dividend yield	–	11%
				Equity volatility	11	80%

Commodity contracts	2	6	Option model	Quanto correlation	(45)	(25)%
				Swaption correlation	34	46%

Trading deposits	n/a	1,631	Option model	Price correlation	–	98%
				Quanto correlation	(45)	18%
				Dividend yield	–	11%
				Equity volatility	10	68%
			Swaption model	Currency specific volatility	8	188%
Other financial liabilities designated
at fair value through profit or loss	n/a	8	Option model	Funding ratio	3	72%

Obligations related to securities
sold short	n/a	34	Market comparable	New issue price	100	100%
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Not applicable.
3	As at October 31, 2014, common shares exclude the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $972 million (October 31, 2013 – $930 million) which are redeemable by the issuer at cost which approximates fair value. These securities cannot be traded in the market hence these securities have not been subjected to the sensitivity analysis.
4	Basis points.
TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 64

The following table summarizes the potential effect of using reasonably possible alternative assumptions for financial assets and financial liabilities held, as at January 31, 2015, and October 31, 2014, that are classified in Level 3 of the fair value hierarchy. For interest rate derivatives, the Bank performed a sensitivity analysis on the unobservable implied volatility. For credit derivatives, sensitivity was calculated on unobservable credit spreads using assumptions derived from the underlying bond position credit spreads. For equity derivatives, the sensitivity was calculated by using reasonably possible alternative assumptions by shocking dividends by 5%, correlation by 10%, or the price of the underlying equity instrument by 10% and volatility from (13)% to 33%. For trading deposits, the sensitivity was calculated by varying unobservable inputs which may include volatility, credit spreads, and correlation.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)			As at
	January 31, 2015		October 31, 2014
	Impact to net assets		Impact to net assets
	Decrease in	Increase in	Decrease in	Increase in
	fair value	fair value	fair value	fair value
FINANCIAL ASSETS
Trading loans, securities, and other
Equity securities
Common shares	$1	$1	$–	$–
Preferred shares	–	–	–	–
Retained interests	3	–	3	–
	4	1	3	–
Derivatives
Interest rate contracts	–	–	–	–
Foreign exchange contracts	–	–	–	–
Equity contracts	30	23	21	22
	30	23	21	22
Available-for-sale securities
Other debt securities
Corporate and other debt	2	–	2	–
Equity securities
Common shares	55	18	54	20
Preferred shares	7	7	8	8
Debt securities reclassified from trading	5	5	4	4
	69	30	68	32
FINANCIAL LIABILITIES
Trading deposits	7	12	6	10
Derivatives
Interest rate contracts	22	19	20	16
Equity contracts	35	43	32	31
Commodity Contracts	1	1	–	–
	58	63	52	47
Other financial liabilities designated at fair value through profit or loss	–	–	1	1
Total	$168	$129	$151	$112

The best evidence of a financial instrument’s fair value at initial recognition is its transaction price unless the fair value of the instrument is evidenced by comparison with other observable current market transactions in the same instrument (that is, without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. Consequently, the difference between the fair value using other observable current market transactions or a valuation technique and the transaction price results in an unrealized gain or loss at initial recognition.

The difference between the transaction price at initial recognition and the value determined at that date using a valuation technique is not recognized in income until the non-observable inputs in the valuation technique used to value the instruments become observable. The following table summarizes the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with non-observable market inputs at initial recognition.

(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2015	2014
Balance as at beginning of period	$33	$41
New transactions	11	16
Recognized in the Interim Consolidated Statement of Income during the period	(10)	(13)
Balance as at end of period	$34	$44

FINANCIAL ASSETS AND LIABILITIES Designated at Fair Value

Loans Designated at Fair Value through Profit or Loss

Certain business and government loans held within a trading portfolio or economically hedged with derivatives are designated at fair value through profit or loss if the relevant criteria are met. The fair value of loans designated at fair value through profit or loss was $4 million as at January 31, 2015 (October 31, 2014 – $5 million), which represents their maximum credit exposure.

These loans are managed within risk limits that have been approved by the Bank’s risk management group and are hedged for credit risk with credit derivatives.

Securities Designated at Fair Value through Profit or Loss

Certain securities that support insurance reserves within certain of the Bank’s insurance subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized in the Interim Consolidated Statement of Income. By designating the securities at fair value through profit or loss, the unrealized gain or loss on the securities is recognized in the Interim Consolidated Statement of Income in the same period as a portion of the income or loss resulting from changes to the discount rate used to value the insurance liabilities.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 65

In addition, certain government and government-insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank’s overall interest rate risk management strategy and have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Securitization Liabilities at Fair Value

Securitization liabilities at fair value include securitization liabilities classified as trading and those designated at fair value through profit or loss. The fair value of a financial liability incorporates the credit risk of that financial liability. The holders of the securitization liabilities are not exposed to credit risk of the Bank and accordingly, changes in the Bank’s own credit do not impact the determination of fair value.

The amount that the Bank would be contractually required to pay at maturity for all securitization liabilities designated at fair value through profit or loss was $3 million less than the carrying amount as at January 31, 2015 (October 31, 2014 – $8 million less than the carrying amount).

Other Liabilities Designated at Fair Value through Profit or Loss

Certain deposits and loan commitments issued to customers to provide a mortgage at a fixed rate have been designated at fair value through profit or loss. These deposits and commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these deposits and loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise.

The contractual maturity amounts for the deposits designated at fair value through profit or loss were $11 million less than the carrying amount as at January 31, 2015 (October 31, 2014 – $5 million less than the carrying amount). As at January 31, 2015, the fair value of deposits designated at fair value through profit or loss includes $3 million of the Bank’s own credit risk (October 31, 2014 – $5 million).

Due to the short-term nature of the loan commitments, changes in the Bank’s own credit do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss

During the three months ended January 31, 2015, the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $71 million (three months ended January 31, 2014 – $4 million).

NOTE 4: SECURITIES

reclassification of certain debt securities – TRADING TO AVAILABLE-FOR-SALE

During 2008, the Bank changed its trading strategy with respect to certain debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were initially recorded as trading securities measured at fair value with any changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to available-for-sale effective August 1, 2008.

The fair value of the reclassified debt securities was $503 million as at January 31, 2015 (October 31, 2014 – $646 million). For the three months ended January 31, 2015, net interest income of $8 million after tax (three months ended January 31, 2014 – $13 million after tax) was recorded relating to the reclassified debt securities. The decrease in fair value of these securities during the three months ended January 31, 2015, of $3 million after tax (three months ended January 31, 2014 – decrease of $11 million after tax) was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a decrease in net income for the three months ended January 31, 2015, of $3 million after tax (three months ended January 31, 2014 – decrease of $11 million after tax). During the three months ended January 31, 2015, reclassified debt securities with a fair value of $241 million (three months ended January 31, 2014 – $138 million) were sold or matured, and $8 million after tax was recorded in net securities gains during the three months ended January 31, 2015 (three months ended January 31, 2014 – $8 million after tax).

ReclassificationS of certain securities from available-for-sale to held-to-maturity

The Bank has reclassified certain debt securities from available-for-sale to held-to-maturity. For these debt securities, the Bank’s strategy is to earn the yield to maturity to aid in prudent capital management under Basel III. These debt securities were previously recorded at fair value, with changes in fair value recognized in other comprehensive income. Subsequent to the date of reclassification, the net unrealized gain or loss recognized in accumulated other comprehensive income is amortized to interest income over the remaining life of the reclassified debt securities using the effective interest rate method (EIRM). The reclassifications are non-cash transactions that are excluded from the Interim Consolidated Statement of Cash Flows.

The Bank has completed the following reclassifications:

(millions of Canadian dollars, except as noted)
		January 31, 2015		October 31, 2014		As at the reclassification date
						Weighted-Average	Undiscounted
	Amount	Fair	Carrying	Fair	Carrying	effective interest	recoverable
Reclassification Date	reclassified	value	value	value	value	rate	cash flows
March 1, 2013	$11,084	$5,588	$5,548	$6,845	$6,805	1.8%	$11,341
September 23, 2013	9,854	10,526	10,404	9,790	9,728	1.9	10,742
November 1, 2013	21,597	24,300	24,179	21,949	21,863	1.1	24,519

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 66

Had the Bank not reclassified these debt securities, the change in the fair value recognized in other comprehensive income for these debt securities would have been an increase of $74 million during the three months ended January 31, 2015 (three months ended January 31, 2014 – an increase of $14 million). After the reclassification, the debt securities contributed the following amounts to net income:

(millions of Canadian dollars)
	For the three months ended
	January 31, 2015	January 31, 2014
Net interest income[1]	$126	$146
Net income before income taxes	126	146
Provision for (recovery of) income taxes	46	51
Net income	$80	$95
1	Includes amortization of net unrealized gains of $13 million during the three months ended January 31, 2015 (three months ended January 31, 2014 – $20 million), associated with these reclassified held-to-maturity securities that is presented as Reclassification to earnings of net losses (gains) in respect of available-for-sale securities on the Interim Consolidated Statement of Comprehensive Income. The impact of this amortization on net interest income is offset by the amortization of the corresponding net reclassification premium on these debt securities.

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at January 31, 2015, and October 31, 2014.

Unrealized Securities Gains (Losses)
(millions of Canadian dollars)							As at
			January 31, 2015				October 31, 2014
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost[1]	gains	(losses)	value	cost[1]	gains	(losses)	value
Available-for-sale securities
Government and government-related
securities
Canadian government debt
Federal	$9,408	$83	$(1)	$9,490	$8,355	$50	$(1)	$8,404
Provinces	4,674	51	–	4,725	4,518	29	(2)	4,545
U.S. federal, state, municipal governments, and
agencies debt	12,548	240	(27)	12,761	11,950	208	(28)	12,130
Other OECD government guaranteed debt	5,777	28	–	5,805	3,313	11	(2)	3,322
Mortgage-backed securities	3,156	99	–	3,255	3,256	50	–	3,306
	35,563	501	(28)	36,036	31,392	348	(33)	31,707
Other debt securities
Asset-backed securities	16,872	77	(21)	16,928	18,831	84	(12)	18,903
Non-agency collateralized mortgage obligation
portfolio	3,257	74	–	3,331	1,713	9	–	1,722
Corporate and other debt	8,442	114	(33)	8,523	8,008	117	(26)	8,099
	28,571	265	(54)	28,782	28,552	210	(38)	28,724
Equity securities
Common shares	1,848	120	(27)	1,941	1,642	131	(13)	1,760
Preferred shares	151	11	–	162	153	18	–	171
	1,999	131	(27)	2,103	1,795	149	(13)	1,931
Debt securities reclassified from trading	453	52	(2)	503	596	55	(5)	646
Total available-for-sale securities	$66,586	$949	$(111)	$67,424	$62,335	$762	$(89)	$63,008

Held-to-maturity securities
Government and government-related
securities
Canadian government debt
Federal	$955	$8	$–	$963	$–	$–	$–	$–
U.S. federal, state, municipal governments, and
agencies debt	20,409	374	(28)	20,755	18,792	143	(56)	18,879
Other OECD government guaranteed debt	23,509	221	–	23,730	15,327	167	(2)	15,492
	44,873	603	(28)	45,448	34,119	310	(58)	34,371
Other debt securities
Asset-backed securities	19,874	84	(9)	19,949	17,933	85	(4)	18,014
Non-agency collateralized mortgage obligation
portfolio	663	–	(7)	656	610	–	(4)	606
Other issuers	5,149	55	–	5,204	4,315	38	(18)	4,335
	25,686	139	(16)	25,809	22,858	123	(26)	22,955
Total held-to-maturity securities	70,559	742	(44)	71,257	56,977	433	(84)	57,326
Total securities	$137,145	$1,691	$(155)	$138,681	$119,312	$1,195	$(173)	$120,334
1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 67

Net Securities Gains (Losses)
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2015	2014
Net realized gains (losses)
Available-for-sale securities	$60	$90
Impairment losses
Available-for-sale securities[1]	(3)	(2)
Total	$57	$88
1	None of the impairment losses for the three months ended January 31, 2015 (three months ended January 31, 2014 – nil), related to debt securities in the reclassified portfolio as described in the Reclassification of Certain Debt Securities – Trading to Available-for-sale section of the Note.

NOTE 5: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the Bank’s loans, impaired loans, and related allowance for loan losses.

Loans, Impaired Loans, and Allowance for Loan Losses
(millions of Canadian dollars)	Gross loans				Allowance for loan losses[1]
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for loan	Net
	impaired	impaired	Impaired	Total	specific	loans	credit losses	losses	loans

							As at January 31, 2015
Residential mortgages[2,3,4]	$199,218	$2,301	$810	$202,329	$–	$28	$53	$81	$202,248
Consumer instalment and other personal[5]	121,722	6,303	962	128,987	–	124	608	732	128,255
Credit card	24,308	1,775	321	26,404	–	236	853	1,089	25,315
Business and government[2,3,4]	147,524	1,535	874	149,933	134	27	790	951	148,982
	$492,772	$11,914	$2,967	$507,653	$134	$415	$2,304	$2,853	$504,800
Debt securities classified as loans				2,778	240	–	65	305	2,473
Acquired credit-impaired loans				1,763	6	99	–	105	1,658
Total				$512,194	$380	$514	$2,369	$3,263	$508,931

							As at October 31, 2014
Residential mortgages[2,3,4]	$195,466	$2,242	$752	$198,460	$–	$22	$48	$70	$198,390
Consumer instalment and other personal[5]	116,971	5,406	853	123,230	–	110	577	687	122,543
Credit card	23,576	1,694	294	25,564	–	199	801	1,000	24,564
Business and government[2,3,4]	128,242	1,201	832	130,275	134	22	746	902	129,373
	$464,255	$10,543	$2,731	$477,529	$134	$353	$2,172	$2,659	$474,870
Debt securities classified as loans				2,695	213	–	59	272	2,423
Acquired credit-impaired loans				1,713	8	89	–	97	1,616
Total				$481,937	$355	$442	$2,231	$3,028	$478,909
1	Excludes allowance for off-balance sheet positions.
2	Excludes trading loans with a fair value of $10 billion as at January 31, 2015 (October 31, 2014 – $10 billion), and amortized cost of $10 billion as at January 31, 2015 (October 31, 2014 – $10 billion), and loans designated at fair value through profit or loss of $4 million as at January 31, 2015 (October 31, 2014 – $5 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.
3	Includes insured mortgages of $129 billion as at January 31, 2015 (October 31, 2014 – $131 billion).
4	As at January 31, 2015, impaired loans with a balance of $453 million did not have a related allowance for loan losses (October 31, 2014 – $435 million). An allowance was not required for these loans as the balance relates to loans that are insured or loans where the realizable value of the collateral exceeded the loan amount.
5	Includes Canadian government-insured real estate personal loans of $23 billion as at January 31, 2015 (October 31, 2014 – $24 billion).

RENEGOTIATED LOANS

In cases where a borrower experiences financial difficulties, the Bank may grant certain concessionary modifications to the terms and conditions of a loan. Modifications may include payment deferrals, extension of amortization periods, rate reductions, principal forgiveness, debt consolidation, forbearance, and other modifications intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. The Bank has policies in place to determine the appropriate remediation strategy based on the individual borrower.

If the modified loan’s estimated realizable value, discounted at the original loan’s effective interest rate, has decreased as a result of the modification, additional impairment is recorded. Once modified, if a loan was classified as impaired prior to the modification, the loan is generally assessed for impairment consistent with the Bank’s existing policies for impairment.

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $181 million as at January 31, 2015 (October 31, 2014 – $180 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 68

The change in the Bank’s allowance for credit losses for the three months ended January 31 are shown in the following tables.

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	January 31
	2014	losses	Write-offs	Recoveries	Disposals	adjustments	2015
Counterparty-specific allowance
Business and government	$134	$4	$(15)	$8	$(3)	$6	$134
Debt securities classified as loans	213	2	(2)	–	–	27	240
Total counterparty-specific allowance excluding
acquired credit-impaired loans	347	6	(17)	8	(3)	33	374
Acquired credit-impaired loans[1,2]	8	(2)	–	2	–	(2)	6
Total counterparty-specific allowance	355	4	(17)	10	(3)	31	380
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	22	7	(9)	6	–	2	28
Consumer instalment and other personal	110	146	(209)	71	–	6	124
Credit card	199	217	(280)	64	–	36	236
Business and government	22	30	(41)	12	–	4	27
Total collectively assessed allowance for
individually insignificant impaired loans
excluding acquired credit-impaired loans	353	400	(539)	153	–	48	415
Acquired credit-impaired loans[1,2]	89	(5)	(1)	4	–	12	99
Total collectively assessed allowance for
individually insignificant impaired loans	442	395	(540)	157	–	60	514
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	48	–	–	–	–	5	53
Consumer instalment and other personal	602	(11)	–	–	–	42	633
Credit card	924	1	–	–	–	51	976
Business and government	872	(26)	–	–	–	72	918
Debt securities classified as loans	59	(1)	–	–	–	7	65
Total collectively assessed allowance for
incurred but not identified credit losses	2,505	(37)	–	–	–	177	2,645
Allowance for credit losses
Residential mortgages	70	7	(9)	6	–	7	81
Consumer instalment and other personal	712	135	(209)	71	–	48	757
Credit card	1,123	218	(280)	64	–	87	1,212
Business and government	1,028	8	(56)	20	(3)	82	1,079
Debt securities classified as loans	272	1	(2)	–	–	34	305
Total allowance for credit losses excluding
acquired credit-impaired loans	3,205	369	(556)	161	(3)	258	3,434
Acquired credit-impaired loans[1,2]	97	(7)	(1)	6	–	10	105
Total allowance for credit losses	3,302	362	(557)	167	(3)	268	3,539
Less: Allowance for off-balance sheet
positions[3]	274	(15)	–	–	–	17	276
Allowance for loan losses	$3,028	$377	$(557)	$167	$(3)	$251	$3,263
1	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired (ACI) loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see the “FDIC Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 69

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	January 31
	2013	losses	Write-offs	Recoveries	Disposals	adjustments	2014
Counterparty-specific allowance
Business and government	$151	$25	$(32)	$11	$–	$2	$157
Debt securities classified as loans	173	1	–	–	–	12	186
Total counterparty-specific allowance excluding
acquired credit-impaired loans	324	26	(32)	11	–	14	343
Acquired credit-impaired loans[1,2]	24	(4)	(3)	–	–	(1)	16
Total counterparty-specific allowance	348	22	(35)	11	–	13	359
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	22	8	(11)	4	–	1	24
Consumer instalment and other personal	118	161	(219)	58	–	2	120
Credit card	128	141	(157)	28	–	–	140
Business and government	30	12	(17)	7	–	2	34
Total collectively assessed allowance for
individually insignificant impaired loans
excluding acquired credit-impaired loans	298	322	(404)	97	–	5	318
Acquired credit-impaired loans[1,2]	93	4	(9)	–	–	6	94
Total collectively assessed allowance for
individually insignificant impaired loans	391	326	(413)	97	–	11	412
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	65	17	–	–	–	2	84
Consumer instalment and other personal	565	29	–	–	–	19	613
Credit card	767	102	–	–	–	22	891
Business and government	833	(41)	–	–	–	38	830
Debt securities classified as loans	98	1	–	–	–	7	106
Total collectively assessed allowance for
incurred but not identified credit losses	2,328	108	–	–	–	88	2,524
Allowance for credit losses
Residential mortgages	87	25	(11)	4	–	3	108
Consumer instalment and other personal	683	190	(219)	58	–	21	733
Credit card	895	243	(157)	28	–	22	1,031
Business and government	1,014	(4)	(49)	18	–	42	1,021
Debt securities classified as loans	271	2	–	–	–	19	292
Total allowance for credit losses excluding
acquired credit-impaired loans	2,950	456	(436)	108	–	107	3,185
Acquired credit-impaired loans[1,2]	117	–	(12)	–	–	5	110
Total allowance for credit losses	3,067	456	(448)	108	–	112	3,295
Less: Allowance for off-balance sheet
positions[3]	212	(1)	–	–	–	5	216
Allowance for loan losses	$2,855	$457	$(448)	$108	$–	$107	$3,079
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see the “FDIC Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 70

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date.

The following table summarizes loans that are contractually past due but not impaired as at January 31, 2015, and October 31, 2014. U.S. Retail may grant a grace period of up to 15 days. As at January 31, 2015, there were $2 billion (October 31, 2014 – $2 billion) of U.S. Retail loans that were up to 15 days past due and are included in the 1-30 days category in the following tables.

Loans Past Due but not Impaired[1]
(millions of Canadian dollars)	1-30	31-60	61-89
	days	days	days	Total

	As at January 31, 2015
Residential mortgages	$1,463	$694	$144	$2,301
Consumer instalment and other personal	5,400	725	178	6,303
Credit card	1,324	291	160	1,775
Business and government	1,304	139	92	1,535
Total	$9,491	$1,849	$574	$11,914

	As at October 31, 2014
Residential mortgages	$1,406	$724	$112	$2,242
Consumer instalment and other personal	4,577	666	163	5,406
Credit card	1,254	279	161	1,694
Business and government	1,041	107	53	1,201
Total	$8,278	$1,776	$489	$10,543
1	Excludes all ACI loans and debt securities classified as loans.

Collateral

As at January 31, 2015, the fair value of financial collateral held against loans that were past due but not impaired was $514 million (October 31, 2014 – $155 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

GROSS IMPAIRED DEBT SECURITIES CLASSIFIED AS LOANS

As at January 31, 2015, impaired loans exclude $1.4 billion (October 31, 2014 – $1.2 billion) of gross impaired debt securities classified as loans. Subsequent to any recorded impairment, interest income continues to be recognized using the EIRM which was used to discount the future cash flows for the purpose of measuring the credit loss.

ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans are comprised of commercial, retail and FDIC covered loans, from the acquisitions of South Financial, FDIC-assisted, Chrysler Financial, and the credit card portfolios of MBNA Canada (MBNA), Target Corporation (Target), and Aeroplan, and had outstanding unpaid principal balances of $6.3 billion, $2.1 billion, $874 million, $327 million, $143 million, and $32 million, respectively, and fair values of $5.6 billion, $1.9 billion, $794 million, $129 million, $85 million, and $10 million, respectively, at the acquisition dates.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 71

Acquired Credit-Impaired Loans
(millions of Canadian dollars)	As at
	January 31	October 31
	2015	2014
FDIC-assisted acquisitions
Unpaid principal balance[1]	$747	$699
Credit related fair value adjustments[2]	(17)	(18)
Interest rate and other related premium/(discount)	(26)	(21)
Carrying value	704	660
Counterparty-specific allowance[3]	(2)	(2)
Allowance for individually insignificant impaired loans[3]	(53)	(49)
Carrying value net of related allowance – FDIC-assisted acquisitions[4]	649	609
South Financial
Unpaid principal balance[1]	1,106	1,090
Credit related fair value adjustments[2]	(24)	(19)
Interest rate and other related premium/(discount)	(23)	(25)
Carrying value	1,059	1,046
Counterparty-specific allowance[3]	(4)	(6)
Allowance for individually insignificant impaired loans[3]	(46)	(40)
Carrying value net of related allowance – South Financial	1,009	1,000
Other[5]
Unpaid principal balance[1]	28	36
Credit related fair value adjustments[2]	(28)	(29)
Carrying value	–	7
Allowance for individually insignificant impaired loans[3]	–	–
Carrying value net of related allowance – Other	–	7
Total carrying value net of related allowance – Acquired credit-impaired loans	$1,658	$1,616
1	Represents contractual amount owed net of charge-offs since the acquisition of the loan.
2	Credit related fair value adjustments include incurred credit losses on acquisition and are not accreted to interest income.
3	Management concluded as part of the Bank’s assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.
4	Carrying value does not include the effect of the FDIC loss sharing agreement.
5	Includes Chrysler Financial, MBNA, Target, and Aeroplan.

FDIC COVERED LOANS

As at January 31, 2015, the balance of FDIC covered loans was $704 million (October 31, 2014 – $660 million) and was recorded in Loans on the Interim Consolidated Balance Sheet. As at January 31, 2015, the balance of indemnification assets was $59 million (October 31, 2014 – $60 million) and was recorded in Other assets on the Interim Consolidated Balance Sheet.

NOTE 6: TRANSFERS OF FINANCIAL ASSETS

LOAN SECURITIZATIONS

The Bank securitizes loans through structured entity or non-structured entity third parties. Most loan securitizations do not qualify for derecognition since in certain circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate, and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, the loan is not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using the EIRM.

The Bank securitizes insured residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The MBS that are created through the NHA MBS program are sold to the Canada Housing Trust (CHT) as part of the CMB program, sold to third-party investors, or are held by the Bank. The CHT issues CMB to third-party investors and uses resulting proceeds to purchase NHA MBS from the Bank and other mortgage issuers in the Canadian market. Assets purchased by the CHT are comingled in a single trust from which CMB are issued. The Bank continues to be exposed to substantially all of the risks of the underlying mortgages, through the retention of a seller swap which transfers principal and interest payment risk on the NHA MBS back to the Bank in return for coupon paid on the CMB issuance. The NHA MBS and sales of NHA MBS into the CHT do not qualify for derecognition as the Bank continues to be exposed to substantially all of the risks of the underlying residential mortgages.

The Bank securitizes U.S. originated and purchased residential mortgages with U.S. government agencies which qualify for derecognition from the Bank’s Interim Consolidated Balance Sheet. As part of the securitization, the Bank retains the right to service the transferred mortgage loans. The MBS that are created through the securitization are typically sold to third-party investors.

The Bank also securitizes personal loans and business and government loans to entities which may be structured entities. These securitizations may give rise to derecognition of the financial assets depending on the individual arrangement of each transaction.

In addition, the Bank transfers financial assets to certain consolidated structured entities. See Note 7 for further details.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 72

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank's Securitization Programs
(millions of Canadian dollars)			As at
	January 31, 2015		October 31, 2014
	Fair	Carrying	Fair	Carrying
	value	amount	value	amount
Nature of transaction
Securitization of residential mortgage loans	$33,244	$32,840	$33,792	$33,561
Securitization of business and government loans	2	2	2	2
Other financial assets transferred related to securitization[1]	3,198	3,198	2,321	2,321
Total	36,444	36,040	36,115	35,884
Associated liabilities[2]	$(37,097)	$(36,477)	$(36,469)	$(36,158)
1	Includes asset-backed securities, asset-backed commercial paper, cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank’s securitization structures after the initial securitization of mortgage loans.
2	Includes securitization liabilities carried at amortized cost of $25 billion as at January 31, 2015 (October 31, 2014 – $25 billion), and securitization liabilities carried at fair value of $12 billion as at January 31, 2015 (October 31, 2014 – $11 billion).

Other Financial Assets Not Qualifying for Derecognition

The Bank enters into certain transactions where it transfers previously recognized financial assets, such as commodities, debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred financial assets are not derecognized and the transfers are accounted for as financing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities.

Other Financial Assets Not Qualifying for Derecognition
(millions of Canadian dollars)	As at
	January 31	October 31
	2015	2014
Carrying amount of assets
Nature of transaction
Repurchase agreements[1,2]	$22,698	$19,924
Securities lending agreements	9,214	10,718
Total	31,912	30,642
Carrying amount of associated liabilities[2]	$20,914	$19,939
1	Includes $5.1 billion, as at January 31, 2015, of assets related to precious metals repurchase agreements (October 31, 2014 – $3.8 billion).
2	Associated liabilities are all related to repurchase agreements.

TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION

Transferred financial assets that are derecognized in their entirety but where the Bank has a continuing involvement

Continuing involvement may arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank’s Interim Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at January 31, 2015, the fair value of retained interests was $44 million (October 31, 2014 – $44 million). There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured. A gain or loss on sale of the loans is recognized immediately in other income after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. For the three months ended January 31, 2015, the trading income recognized on the retained interest was $2 million (three months ended January 31, 2014 – $1 million).

Certain portfolios of U.S. residential mortgages originated by the Bank are sold and derecognized from the Bank’s Interim Consolidated Balance Sheet. In certain instances, the Bank has a continuing involvement to service those loans. As at January 31, 2015, the carrying value of these servicing rights was $17 million (October 31, 2014 – $16 million) and the fair value was $25 million (October 31, 2014 – $22 million). A gain or loss on sale of the loans is recognized immediately in other income. The gain (loss) on sale of the loans for the three months ended January 31, 2015, was nil (three months ended January 31, 2014 – $8 million).

NOTE 7: STRUCTURED ENTITIES

A structured entity is typically created to accomplish a narrow, well-defined objective and may take the form of a corporation, trust, partnership, or unincorporated entity. The Bank uses structured entities for a variety of purposes including: (1) to facilitate the transfer of specified risks to clients; (2) as financing vehicles for itself or for clients; or (3) to segregate assets on behalf of investors. The Bank is typically restricted from accessing the assets of the structured entity under the relevant arrangements.

Legal restrictions often impose limits on the decision-making power that the entity's governing board, trustee or management have over the economic activities of the entity. Control over structured entities is not typically determined on the basis of voting rights as any such voting rights may not confer substantive power over the key economic activities of the entity. As a result, structured entities are consolidated when the substance of the relationship between the Bank and the entity indicates that the entity is controlled by the Bank, in accordance with the Bank's accounting policy.

The Bank is involved with structured entities that it sponsors as well as entities sponsored by third-parties. Factors assessed when determining if the Bank is the sponsor of a structured entity include whether the Bank is the predominant user of the entity; whether the entity's branding or marketing identity is linked with the Bank; and whether the Bank provides an implicit or explicit guarantee of the entity's performance to investors or other third parties. The Bank is not considered to be the sponsor of a structured entity if it only provides arm's-length services to the entity, for example, by acting as administrator, distributor, custodian, or loan servicer. Sponsorship of a structured entity may indicate that the Bank had power over the entity at inception; however, this is not sufficient to determine if the Bank consolidates the entity. Regardless of whether or not the Bank sponsors an entity, consolidation is determined on a case-by-case basis.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 73

SPONSORED STRUCTURED ENTITIES

The following section outlines the Bank's involvement with key sponsored structured entities:

Securitizations

The Bank securitizes its own assets and facilitates the securitization of client assets through structured entities, such as conduits, which issue asset-backed commercial paper (ABCP) or other securitization entities which issue longer-dated term securities. Securitizations are an important source of liquidity for the Bank, allowing it to diversify its funding sources and to optimize its balance sheet management approach. Such securitizations serve a similar purpose for the Bank's clients, who transfer assets into the Bank's securitization entities in return for cash generated through the issuance of ABCP or term securities to third-party investors. The Bank has no rights to the assets as they are owned by the securitization entity.

The Bank sponsors both single-seller and multi-seller securitization conduits. Depending on the specifics of the entity, the variable returns absorbed through ABCP may be significantly mitigated by variable returns retained by the sellers. The Bank provides liquidity facilities to certain single-seller and multi-seller conduits for the benefit of ABCP investors. The liquidity agreements are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored trusts. If a trust experiences difficulty issuing ABCP due to illiquidity in the commercial market, the trust may draw on the loan facility, and use the proceeds to pay maturing ABCP. The liquidity facilities cannot be drawn if an entity is insolvent or bankrupt, preconditions that must be satisfied preceding each advance (that is, draw-down on the facility). These preconditions are in place so that the Bank does not provide credit enhancement through the loan facilities to the conduit. The Bank's exposure to the variable returns of these conduits from its provision of liquidity facilities and any related commitments is mitigated by the sellers' continued exposure to variable returns, as described below. The Bank provides administration and securities distribution services to its sponsored securitization conduits, which may result in it holding an investment in the ABCP issued by these entities. The ABCP inventory held is monitored as part of the ongoing consolidation assessment process. In some cases, the Bank may also provide credit enhancements or may transact derivatives with securitization conduits. The Bank earns fees from the conduits which are recognized when earned.

The Bank sells assets to single-seller conduits which it controls and consolidates. Control results from the Bank's power over the entity's key economic decisions, predominantly, the mix of assets sold into the conduit; and exposure to the variable returns of the transferred assets, usually through a derivative or the provision of credit mitigation in the form of cash reserves, over-collateralization, or guarantees over the performance of the entity's portfolio of assets.

Multi-seller conduits provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through the issuance of short-term commercial paper to third-party investors. These conduits are similar to single-seller conduits except that assets are received from more than one seller and comingled into a single portfolio of assets. The Bank is typically deemed to have power over the entity's key economic decisions, namely, the selection of sellers and related assets sold as well as other decisions related to the management of risk in the vehicle. Sellers of assets in multi-seller conduits typically continue to be exposed to the variable returns of their portion of transferred assets, through derivatives or the provision of credit mitigation. The Bank's exposure to the variable returns of multi-seller conduits from its provision of liquidity facilities and any related commitments is mitigated by the sellers' continued exposure to variable returns from the entity. While the Bank may have power over multi-seller conduits, it is not exposed to significant variable returns and does not consolidate such entities.

Investment Funds and other Asset Management Entities

As part of its asset management business, the Bank creates investment funds and trusts (including mutual funds), enabling it to provide its clients with a broad range of diversified exposure to different risk profiles, in accordance with the client's risk appetite. Such entities may be actively managed or may be passively directed, for example, through the tracking of a specified index, depending on the entity's investment strategy. Financing for these entities is obtained through the issuance of securities to investors, typically in the form of fund units. Based on each entity's specific strategy and risk profile, the proceeds from this issuance are used by the entity to purchase a portfolio of assets. An entity's portfolio may contain investments in securities, derivatives, or other assets, including cash. At the inception of a new investment fund or trust, the Bank will typically invest an amount of seed capital in the entity, allowing it to establish a performance history in the market. Over time, the Bank sells its seed capital holdings to third-party investors, as the entity's assets under management (AUM) increases. As a result, the Bank's holding of seed capital investment in its own sponsored investment funds and trusts is typically not significant to the Interim Consolidated Financial Statements. Aside from any seed capital investments, the Bank's interest in these entities is generally limited to fees earned for the provision of asset management services. The Bank does not typically provide guarantees over the performance of these funds.

The Bank also sponsors the TD Mortgage Fund (the “Fund”), which is a mutual fund containing a portfolio of Canadian residential mortgages sold by the Bank into the fund. The Bank has a put option with the TD Mortgage Fund under which it is required to repurchase defaulted mortgage loans at their carrying amount from the fund. The Bank's exposure under this put option is mitigated as the mortgages in the Fund are collateralized and government guaranteed. In addition to the put option, the Bank provides a liquidity facility to the TD Mortgage Fund for the benefit of fund unit investors. Under the liquidity facility, the Bank is obligated to repurchase mortgages at their fair value to enable the Fund to honour unit-holder redemptions in the event that the Fund experiences a liquidity event. Generally, the term of these agreements do not exceed five years. While the Bank has power over the TD Mortgage Fund, it does not absorb a significant proportion of variable returns from the Fund, as the variability in the fund relates primarily to the credit risk of the underlying mortgages which are government guaranteed. As a result, the Bank does not consolidate the Fund.

The Bank is typically considered to have power over the key economic decisions of sponsored asset management entities; however, it does not consolidate an entity unless it is also exposed to significant variable returns of the entity. This determination is made on a case-by-case basis, in accordance with the Bank's consolidation policy.

Financing Vehicles

The Bank may use structured entities to provide a cost-effective means of financing its operations, including raising capital or obtaining funding. These structured entities include: (1) TD Capital Trust III and TD Capital Trust IV (together the “CaTS Entities”); and (2) TD Covered Bond Guarantor Limited Partnership and TD Covered Bond (Legislative) Guarantor Limited Partnership (together the “Covered Bond Entities”).

The CaTS Entities issued innovative capital securities which currently count as Tier 1 Capital of the Bank but, under Basel III, are considered non-qualifying capital instruments and are subject to the Basel III phase-out rules. The proceeds from these issuances were invested in assets purchased from the Bank which generate income for distribution to investors. The Bank is considered to have decision-making power over the key economic activities of the CaTS Entities; however, it does not consolidate an entity unless it is also exposed to significant variable returns of the entity. The Bank is exposed to the risks and returns from certain CaTS Entities as it holds the residual risks in those entities, typically through retaining all the voting securities of the entity. Where the entity's portfolio of assets are exposed to risks which are not related to the Bank's own credit risk, the Bank is considered to be exposed to significant variable returns of the entity and consolidates the entity. However, certain CaTS Entities hold assets which are only exposed to the Bank's own credit risk. In this case, the Bank does not absorb significant variable returns of the entity as it is ultimately exposed only to its own credit risk, and does not consolidate.

The Bank issues, or has issued, debt under its covered bond programs where the principal and interest payments of the notes are guaranteed by a covered bond entity, with such guarantee secured by a portfolio of assets held by the entity. Investors in the Bank's covered bonds may have recourse to the Bank should the assets of the covered bond entity be insufficient to satisfy the covered bond liabilities. The Bank consolidates the Covered Bond Entities as it has power over the key economic activities and retains all the variable returns in these entities.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 74

THIRD-PARTY SPONSORED STRUCTURED ENTITIES

In addition to structured entities sponsored by the Bank, the Bank is also involved with structured entities sponsored by third parties. Key involvement with third-party sponsored structured entities is described in the following section.

Third-party Sponsored Securitization Programs

The Bank participates in the securitization program of government-sponsored structured entities, including the CMHC, a Crown corporation of the Government of Canada, and similar U.S. government-sponsored entities. The CMHC guarantees CMB issued through the CHT.

The Bank is exposed to the variable returns in the CHT, through its retention of seller swaps resulting from its participation in the CHT program. The Bank does not have power over the CHT as its key economic activities are controlled by the Government of Canada. The Bank's exposure to the CHT is included in the balance of residential mortgage loans noted in Note 6.

The Bank participates in the securitization programs sponsored by U.S. government agencies. The Bank is not exposed to significant variable returns from these agencies and does not have power over the key economic activities of the agencies, which are controlled by the U.S. government.

Investment Holdings and Derivatives

The Bank may hold interests in third-party structured entities, predominantly in the form of direct investments in securities or partnership interests issued by those structured entities, or through derivatives transacted with counterparties which are structured entities. Investments in, and derivatives with, structured entities are recognized on the Bank’s Interim Consolidated Balance Sheet. The Bank does not typically consolidate third-party structured entities where its involvement is limited to investment holdings and/or derivatives as the Bank would not generally have power over the key economic decisions of the entity.

Financing Transactions

In the normal course of business, the Bank may enter into financing transactions with third-party structured entities including commercial loans, reverse repurchase agreements, prime brokerage margin lending and similar collateralized lending transactions. While such transactions expose the Bank to the structured entities counterparty credit risk, this exposure is mitigated by the collateral related to these transactions. The Bank typically has neither power nor significant variable returns due to financing transactions with structured entities and would not generally consolidate such entities.

Arm's-length Servicing Relationships

In addition to the involvement outlined above, the Bank may also provide services to structured entities on an arm's-length basis, for example as sub-advisor to an investment fund or asset servicer. Similarly, the Bank's asset management services provided to institutional investors may include transactions with structured entities. As a consequence of providing these services, the Bank may be exposed to variable returns from these structured entities, for example, through the receipt of fees or short-term exposure to the structured entity's securities. Any such exposure is typically mitigated by collateral or some other contractual arrangement with the structured entity or its sponsor. The Bank generally has neither power nor significant variable returns from the provision of arm's-length services to a structured entity and, consequently does not consolidate such entities.

INVOLVEMENT WITH UNCONSOLIDATED STRUCTURED ENTITIES

TD is involved with various unconsolidated structured entities, including holdings in third-party sponsored securitization programs, investment funds and trusts, and investments in community-based U.S. tax-advantage entities. These holdings do not result in the consolidation of these entities as TD does not have the power over these entities.

NOTE 8: INVESTMENT IN ASSOCIATES AND JOINT VENTURES

INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. As at January 31, 2015, the Bank’s reported investment in TD Ameritrade was 41.02% (October 31, 2014 – 40.97%) of the outstanding shares of TD Ameritrade with a fair value of $9 billion (October 31, 2014 – $8 billion) based on the closing price of US$32.39 (October 31, 2014 – US$33.74) on the New York Stock Exchange.

During the three months ended January 31, 2015, TD Ameritrade repurchased 1.2 million shares (for the year ended October 31, 2014 – 8.5 million shares), resulting in the Bank's ownership position in TD Ameritrade of 41.02% as at January 31, 2015. The Bank will continue to account for its investment using the equity method.

On December 5, 2013, the Stockholders Agreement was extended by five years to January 24, 2021, and amended such that beginning January 24, 2016, if stock repurchases by TD Ameritrade cause the Bank’s ownership percentage to exceed 45%, the Bank is required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank’s commercial judgment as to the optimal timing, amount and method of sales with a view to maximizing proceeds from such sales. However, beginning January 24, 2016, in the event that stock repurchases by TD Ameritrade cause the Bank’s ownership percentage to exceed 45%: (1) the Bank has no absolute obligation to reduce its ownership percentage to 45% by the termination of the Stockholders Agreement; and (2) stock repurchases cannot result in the Bank’s ownership percentage exceeding 47%.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 75

Pursuant to the Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of twelve members of TD Ameritrade’s Board of Directors including the Bank’s Group President and Chief Executive Officer, its former Group President and Chief Executive Officer, two independent directors of TD, and a former independent director of TD.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the three months ended January 31, 2015, and January 31, 2014, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following tables.

CONDENSED CONSOLIDATED BALANCE SHEETS[1]
(millions of Canadian dollars)		As at
	December 31	September 30
	2014	2014
Assets
Receivables from brokers, dealers, and clearing organizations	$1,520	$1,249
Receivables from clients, net	14,803	13,118
Other assets	13,948	12,493
Total assets	$30,271	$26,860
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,643	$2,729
Payable to clients	18,890	16,340
Other liabilities	2,688	2,440
Total liabilities	24,221	21,509
Stockholders’ equity[2]	6,050	5,351
Total liabilities and stockholders’ equity	$30,271	$26,860
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers’ securities on a trade date basis.
2	The difference between the carrying value of the Bank’s investment in TD Ameritrade and the Bank’s share of TD Ameritrade’s stockholders’ equity is comprised of goodwill, other intangibles, and the cumulative translation adjustment.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(millions of Canadian dollars, except as noted)	For the three months ended
	December 31	December 31
	2014	2013
Revenues
Net interest revenue	$183	$133
Fee-based and other revenue	747	656
Total revenues	930	789
Operating expenses
Employee compensation and benefits	226	192
Other	313	275
Total operating expenses	539	467
Other expense (income)	11	6
Pre-tax income	380	316
Provision for income taxes	140	114
Net income[1]	$240	$202
Earnings per share – basic (dollars)	$0.44	$0.37
Earnings per share – diluted (dollars)	0.44	0.36
1	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included.

NOTE 9: GOODWILL

Goodwill by Segment
(millions of Canadian dollars)	Canadian		Wholesale
	Retail	U.S. Retail	Banking	Total
Carrying amount of goodwill as at November 1, 2013	$2,200	$10,943	$150	$13,293
Additions	5	–	–	5
Disposals	(13)	–	–	(13)
Foreign currency translation adjustments and other	57	891	–	948
Carrying amount of goodwill as at October 31, 2014	2,249	11,834	150	14,233
Gross amount of goodwill	2,249	11,834	150	14,233
Accumulated impairment losses	–	–	–	–
Carrying amount of goodwill as at November 1, 2014	2,249	11,834	150	14,233
Additions	–	–	–	–
Disposals	–	–	–	–
Foreign currency translation adjustments and other	95	1,520	–	1,615
Carrying amount of goodwill as at January 31, 2015	2,344	13,354	150	15,848
Gross amount of goodwill	2,344	13,354	150	15,848
Accumulated impairment losses	$–	$–	$–	$–

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 76

NOTE 10: OTHER ASSETS

Other Assets
(millions of Canadian dollars)	As at
	January 31	October 31
	2015	2014
Accounts receivable and other items	$7,509	$6,540
Accrued interest	1,399	1,330
Current income tax receivable	1,573	1,030
Defined benefit asset	17	15
Insurance-related assets, excluding investments	1,394	1,419
Prepaid expenses	986	829
Total	$12,878	$11,163

NOTE 11: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. Accrued interest on deposits, calculated using the EIRM, is included in Other liabilities on the Interim Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at January 31, 2015, was $225 billion (October 31, 2014 – $188 billion).

Certain deposit liabilities are classified as Trading deposits on the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income.

Deposits by Type
(millions of Canadian dollars)				As at
				January 31	October 31
			2015		2014
	Demand	Notice	Term	Total	Total
Personal	$12,871	$305,100	$52,559	$370,530	$343,240
Banks[1]	5,671	52	22,614	28,337	15,771
Business and government[2]	53,581	92,946	127,378	273,905	241,705
Designated at fair value through profit or loss[3]	–	–	2,748	2,748	3,242
Trading[1]	–	–	63,365	63,365	59,334
Total	$72,123	$398,098	$268,664	$738,885	$663,292
Non-interest-bearing deposits included above
In domestic offices				$6,513	$5,739
In foreign offices				41,553	36,962
Interest-bearing deposits included above
In domestic offices				360,341	340,993
In foreign offices				325,279	278,121
U.S. federal funds deposited[1]				5,199	1,477
Total[2,4]				$738,885	$663,292
1	Includes deposits and advances with the Federal Home Loan Bank.
2	As at January 31, 2015, includes $19 billion in Deposits on the Interim Consolidated Balance Sheet relating to covered bondholders (October 31, 2014 – $17 billion) and $2 billion (October 31, 2014 – $2 billion) due to TD Capital Trust lV.
3	Included in Other financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet.
4	As at January 31, 2015, includes deposits of $441 billion (October 31, 2014 – $370 billion) denominated in U.S. dollars and $23 billion (October 31, 2014 – $21 billion) denominated in other foreign currencies.

Deposits by Country
(millions of Canadian dollars)				As at
				January 31	October 31
				2015	2014
	Canada	United States	International	Total	Total
Personal	$181,342	$187,635	$1,553	$370,530	$343,240
Banks	10,685	7,576	10,076	28,337	15,771
Business and government	169,975	97,326	6,604	273,905	241,705
Designated at fair value through profit or loss[1]	2,748	–	–	2,748	3,242
Trading	2,103	60,195	1,067	63,365	59,334
Total	$366,853	$352,732	$19,300	$738,885	$663,292
1	Included in Other financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 77

Term Deposits
(millions of Canadian dollars)							As at
							January 31	October 31
							2015	2014
		Over	Over	Over	Over
	Within	1 year to	2 years to	3 years to	4 years to	Over
	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total
Personal	$29,311	$9,677	$6,707	$3,137	$3,550	$177	$52,559	$52,260
Banks	22,592	3	–	6	–	13	22,614	12,522
Business and government	67,731	18,847	13,202	7,026	12,619	7,953	127,378	99,550
Designated at fair value through profit or loss[1]	1,733	941	74	–	–	–	2,748	3,242
Trading	61,531	160	198	325	523	628	63,365	59,334
Total	$182,898	$29,628	$20,181	$10,494	$16,692	$8,771	$268,664	$226,908
1	Included in Other financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet.

Term Deposits due within a Year
(millions of Canadian dollars)				As at
				January 31	October 31
				2015	2014
		Over 3	Over 6
	Within	months to	months to
	3 months	6 months	12 months	Total	Total
Personal	$11,549	$6,634	$11,128	$29,311	$29,399
Banks	17,927	3,637	1,028	22,592	12,502
Business and government	38,654	20,572	8,505	67,731	49,188
Designated at fair value through profit or loss[1]	448	530	755	1,733	1,849
Trading	26,593	17,825	17,113	61,531	57,655
Total	$95,171	$49,198	$38,529	$182,898	$150,593
1	Included in Other financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet.

NOTE 12: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)	As at
	January 31	October 31
	2015	2014
Accounts payable, accrued expenses and other items	$4,389	$3,666
Accrued interest	960	943
Accrued salaries and employee benefits	1,832	2,653
Cheques and other items in transit	476	237
Current income tax payable	226	34
Deferred tax liabilities	351	287
Defined benefit liability	2,912	2,393
Liabilities related to structured entities	5,113	5,053
Provisions	587	631
Total	$16,846	$15,897

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 78

NOTE 13: SHARE CAPITAL

The following table summarizes the shares issued and outstanding and treasury shares held as at January 31, 2015, and October 31, 2014.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	January 31, 2015		October 31, 2014
	Number		Number
	of shares	Amount	of shares	Amount
Common Shares
Balance as at beginning of year	1,846.2	$19,811	1,838.9	$19,316
Proceeds from shares issued on exercise of stock options	1.1	42	5.0	199
Shares issued as a result of dividend reinvestment plan	1.8	95	6.4	339
Purchase of shares for cancellation	–	–	(4.1)	(43)
Balance as at end of period – common shares	1,849.1	$19,948	1,846.2	$19,811
Preferred Shares – Class A
Series P1	10.0	$250	10.0	$250
Series Q2	8.0	200	8.0	200
Series R	10.0	250	10.0	250
Series S	5.4	135	5.4	135
Series T	4.6	115	4.6	115
Series Y	5.5	137	5.5	137
Series Z	4.5	113	4.5	113
Series 1	20.0	500	20.0	500
Series 3	20.0	500	20.0	500
Series 5	20.0	500	–	–
Balance as at end of period – preferred shares	108.0	$2,700	88.0	$2,200
Treasury shares – common[3]
Balance as at beginning of year	(1.6)	$(54)	(3.9)	$(145)
Purchase of shares	(21.8)	(1,163)	(80.7)	(4,197)
Sale of shares	19.8	1,038	83.0	4,288
Balance as at end of period – treasury shares – common	(3.6)	$(179)	(1.6)	$(54)
Treasury shares – preferred[3]
Balance as at beginning of year	–	$(1)	(0.1)	$(2)
Purchase of shares	(1.3)	(32)	(6.1)	(154)
Sale of shares	1.2	30	6.2	155
Balance as at end of period – treasury shares – preferred	(0.1)	$(3)	–	$(1)
1	On January 21, 2015, the Bank announced its intention to redeem all of its 10 million outstanding Class A First Preferred Shares, Series P (Series P Shares) on March 2, 2015, at the cash redemption price of $25.607877 per Series P Share, for total redemption proceeds of approximately $256 million.
2	On January 21, 2015, the Bank announced its intention to redeem all of its 8 million outstanding Class A First Preferred Shares, Series Q (Series Q Shares) on March 2, 2015, at the cash redemption price of $25.615068 per Series Q Share, for total redemption proceeds of approximately $205 million.
3	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

5-Year Rate Reset Preferred Shares, Series 5

On December 16, 2014, the Bank issued 20 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 5 (“Series 5 Shares”) for gross cash consideration of $500 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 3.75% for the initial period from and including December 16, 2014, to but excluding January 31, 2020. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 2.25%. Holders of the Series 5 Shares will have the right to convert their Series 5 Shares into non-cumulative Floating Rate Preferred Shares, Series 6 (“Series 6 Shares”), subject to certain conditions, on January 31, 2020, and on January 31 every five years thereafter. Holders of the Series 6 Shares will be entitled to receive quarterly non-cumulative cash dividends, if declared, at a rate equal to the then average three-month Government of Canada Treasury Bills yield plus 2.25%. The Series 5 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on January 31, 2020, and on January 31 every five years thereafter. To qualify as additional Tier 1 Capital under Basel III, the Series 5 Shares and Series 6 Shares include a non-viability contingent capital provision, under which they could be converted into a variable number of common shares of the Bank if OSFI announces that the Bank has ceased, or is about to cease, to be viable or if the Bank has accepted or agreed to accept a capital injection or equivalent support from the government. If such a conversion were to occur, the maximum number of common shares that could be issued based on the formula for conversion set out in the prospectus supplement dated December 4, 2014, and assuming there are no declared and unpaid dividends on the Series 5 Shares or Series 6 Shares, as applicable, would be 100 million.

NOTE 14: SHARE-BASED COMPENSATION

For the three months ended January 31, 2015, the Bank recognized compensation expense for stock option awards of $5.7 million (three months ended January 31, 2014 – $7.7 million).

During the three months ended January 31, 2015, 2.6 million options (three months ended January 31, 2014 – 2.6 million options) were granted by the Bank with a weighted-average fair value of $9.06 per option (three months ended January 31, 2014 – $9.28 per option).

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 79

The following table summarizes the assumptions used for estimating the fair value of options for the three months ended January 31.

Assumptions Used for Estimating the Fair Value of Options
(in Canadian dollars, except as noted)	For the three months ended
	January 31	January 31
	2015	2014
Risk-free interest rate	1.44%	1.90%
Expected option life (years)	6.3 years	6.2 years
Expected volatility[1]	25.06%	27.09%
Expected dividend yield	3.65%	3.66%
Exercise price/share price	$52.46	$47.59
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

NOTE 15: EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank’s principal pension and non-pension post-retirement benefit plans and the Bank’s significant other pension and retirement plans, for the three months ended January 31.

Employee Benefit Plans' Expenses
(millions of Canadian dollars)			Principal non-pension
			post-retirement		Other pension and
	Principal pension plans		benefit plan		retirement plans[1]
		For the three months ended
	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31
	2015	2014	2015	2014	2015	2014
Net employee benefits expense
Service cost – benefits earned	$90	$71	$5	$5	$3	$3
Net interest cost (income) on net defined benefit liability (asset)	3	(1)	6	6	9	7
Defined benefit administrative expenses	2	2	–	–	2	1
Past service cost – settlement (gains) losses[2]	–	–	–	–	(35)	–
Past service cost – other	–	–	–	–	–	4
Total expense	$95	$72	$11	$11	$(21)	$15
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.
2	Includes a portion of the TD Banknorth defined benefit pension plan that was settled during the period.

CASH FLOWS

The following table summarizes the Bank’s contributions to its principal pension and non-pension post-retirement benefit plans and the Bank’s significant other pension and retirement plans during the three months ended January 31.

Plan Contributions
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2015	2014
Principal pension plans	$79	$102
Principal non-pension post-retirement benefit plan	3	3
Other pension and retirement plans[1]	9	8
Total	$91	$113
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

As at January 31, 2015, the Bank expects to contribute an additional $220 million to its principal pension plans, $10 million to its principal non-pension post-retirement benefit plan, and $148 million to its other pension and retirement plans by the end of the fiscal year. However, future contribution amounts may change upon the Bank’s review of current contribution levels during fiscal 2015.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 80

NOTE 16: INCOME TAXES

Deferred tax assets and liabilities are comprised of the following.

Deferred Tax Assets and Liabilities
(millions of Canadian dollars)	As at
	January 31	October 31
	2015	2014
Deferred tax assets
Allowance for credit losses	$635	$582
Land, buildings, equipment, and other depreciable assets	19	7
Deferred (income) expense	39	30
Trading loans	136	124
Derecognition of financial assets and liabilities	139	88
Employee benefits	570	695
Pensions	569	367
Losses available for carry forward	293	256
Tax credits	435	357
Other	162	123
Total deferred tax assets[1]	2,997	2,629
Deferred tax liabilities
Securities	921	612
Intangibles	321	287
Goodwill	14	9
Total deferred tax liabilities	1,256	908
Net deferred tax assets	1,741	1,721
Reflected on the Interim Consolidated Balance Sheet as follows:
Deferred tax assets	2,092	2,008
Deferred tax liabilities[2]	351	287
Net deferred tax assets	$1,741	$1,721
1	The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized on the Interim Consolidated Balance Sheet was $20 million as at January 31, 2015 (October 31, 2014 – $18 million), of which $11 million (October 31, 2014 – $8 million) is scheduled to expire within five years.
2	Included in Other liabilities on the Interim Consolidated Balance Sheet.

NOTE 17: EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank’s basic and diluted earnings per share for the three months ended January 31, 2015, and January 31, 2014, and the twelve months ended October 31, 2014.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three		For the twelve
	months ended		months ended
	January 31	January 31	October 31
	2015	2014	2014
Basic earnings per share
Net income attributable to common shareholders	$2,009	$1,969	$7,633
Weighted-average number of common shares outstanding (millions)	1,844.2	1,835.3	1,839.1
Basic earnings per share (dollars)	$1.09	$1.07	$4.15
Diluted earnings per share
Net income attributable to common shareholders	$2,009	$1,969	$7,633
Net income available to common shareholders including impact of dilutive securities	2,009	1,969	7,633
Weighted-average number of common shares outstanding (millions)	1,844.2	1,835.3	1,839.1
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	5.5	5.8	6.2
Weighted-average number of common shares outstanding – diluted (millions)	1,849.7	1,841.1	1,845.3
Diluted earnings per share (dollars)[1]	$1.09	$1.07	$4.14
1	For the three months ended January 31, 2015, and January 31, 2014, and the twelve months ended October 31, 2014, the computation of diluted earnings per share did not exclude any weighted-average options where the option price was greater than the average market price of the Bank’s common shares.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 81

NOTE 18: PROVISIONS, CONTINGENT LIABILITIES, PLEDGED ASSETS, AND COLLATERAL

PROVISIONS

The following table summarizes the Bank’s provisions as at January 31, 2015.

Provisions
(millions of Canadian dollars)		Asset
		retirement
	Litigation	Restructuring	obligations	Other	Total
Balance as at November 1, 2013	$244	$105	$69	$66	$484
Additions	76	40	–	132	248
Amounts used	(146)	(79)	–	(99)	(324)
Release of unused amounts	(20)	(11)	(1)	(31)	(63)
Foreign currency translation adjustments and other	14	–	–	(2)	12
Balance as at October 31, 2014, before allowance for
credit losses for off-balance sheet instruments	$168	$55	$68	$66	$357
Add: allowance for credit losses for off-balance sheet instruments[1]					274
Balance as at October 31, 2014					$631
Balance as at November 1, 2014	$168	$55	$68	$66	$357
Additions	1	–	–	24	25
Amounts used	(30)	(13)	–	(35)	(78)
Release of unused amounts	(3)	–	–	(13)	(16)
Foreign currency translation adjustments and other	16	1	2	4	23
Balance as at January 31, 2015, before allowance for
credit losses for off-balance sheet instruments	$152	$43	$70	$46	$311
Add: allowance for credit losses for off-balance sheet instruments[1]					276
Balance as at January 31, 2015					$587
1	Refer to Note 5 for further details.

LITIGATION

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including class actions and other litigation or disputes with third parties. Legal provisions are established when it becomes probable that the Bank will incur an expense and the amount can be reliably estimated. The Bank may incur losses in addition to the amounts recorded when the loss is greater than estimated by management, or for matters when an unfavourable outcome is reasonably possible. The Bank considers losses to be reasonably possible when they are neither probable nor remote. The Bank believes the estimate of the aggregate range of reasonably possible losses, in excess of provisions, for its legal proceedings where it is possible to make such an estimate, is from zero to approximately $241 million as at January 31, 2015. This estimated aggregate range of reasonably possible losses is based upon currently available information for those proceedings in which the Bank is involved, taking into account the Bank’s best estimate of such losses for those cases which an estimate can be made. The Bank’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain cases, the Bank does not believe that an estimate can currently be made as many of them are in preliminary stages and certain cases have no specific amount claimed. Consequently, these cases are not included in the range.

In management’s opinion, based on its current knowledge and after consultation with counsel, the Bank believes that the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, there are a number of uncertainties involved in such proceedings, some of which are beyond the Bank’s control, including, for example, the risk that the requisite external approvals of a particular settlement may not be granted. As such, there is a possibility that the ultimate resolution of those legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

The following is a description of the Bank’s material legal or regulatory actions.

Rothstein Litigation

TD Bank, N.A. was named as a defendant in multiple lawsuits in state and federal court in Florida related to an alleged US$1.2 billion Ponzi scheme perpetrated by, among others, Scott Rothstein, a partner of the Fort Lauderdale, Florida based law firm, Rothstein, Rosenfeldt and Adler (RRA).

On July 11, 2013, the United States Bankruptcy Court for the Southern District of Florida confirmed a liquidation plan for the RRA bankruptcy estate that includes a litigation bar order in favor of TD Bank, N.A. (the “Bar Order”). TD Bank, N.A. and/or the Bank are or may be the subject of other litigation or regulatory proceedings related to the Rothstein fraud, although further civil litigation may be enjoined by the Bar Order. The outcome of any such proceedings is difficult to predict and could result in judgments, settlements, injunctions, or other results adverse to TD Bank, N.A. or the Bank. Two civil matters are specifically exempted from the Bar Order.

First, the lawsuit captioned Coquina Investments v. TD Bank, N.A. et al. was exempted from the bar order. The jury in the Coquina lawsuit returned a verdict against TD Bank, N.A. on January 18, 2012, in the amount of US$67 million, comprised of US$32 million of compensatory damages and US$35 million of punitive damages. On August 3, 2012, the trial court entered an order sanctioning TD Bank, N.A. and its former outside counsel, Greenberg Traurig, for alleged discovery misconduct. The sanctions order established certain facts relating to TD Bank, N.A.’s knowledge of the Rothstein fraud and the unreasonableness of TD Bank, N.A.’s monitoring and alert systems, and ordered TD Bank, N.A. and Greenberg Traurig to pay the costs incurred by the plaintiff in bringing the sanctions motions. TD Bank, N.A. appealed the judgment and sanctions order to the United States Court of Appeals for the Eleventh Circuit. On July 29, 2014, the Court of Appeals affirmed the judgment and sanctions order, but referred the case to the trial court to determine whether the amount of the judgment should be reduced. On February 11, 2015, the trial court did not reduce the amount and ordered TD Bank, N.A. to pay. TD Bank, N.A. has appealed.

The second Rothstein-related matter is captioned Razorback Funding, LLC, et al. v. TD Bank, N.A., et al. The plaintiffs in Razorback moved for sanctions against TD Bank, N.A. after the matter had been settled and dismissed. The motion for sanctions was denied on July 25, 2014. Plaintiffs have appealed the denial of their motion, and that appeal is still pending.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 82

Overdraft Litigation

TD Bank, N.A. was originally named as a defendant in six putative nationwide class actions challenging the manner in which it calculates and collects overdraft fees: Dwyer v. TD Bank, N.A. (D. Mass.); Hughes v. TD Bank, N.A. (D. N.J.); Mascaro v. TD Bank, N.A. (D. D.C.); Mazzadra, et al. v. TD Bank, N.A. (S.D. Fla.); Kimenker v. TD Bank, N.A. (D. N.J.); and Mosser v. TD Bank, N.A. (D. Pa.). These actions were transferred to the United States District Court for the Southern District of Florida and have now been dismissed or settled. Settlement payments were made to class members in June 2013, and a second distribution to eligible class members of residual settlement funds was made in October 2014. The Court retains jurisdiction over class members and distributions.

On August 21, 2013, TD Bank, N.A. was named as a defendant in King, et al. v. TD Bank, N.A f/k/a Carolina First Bank (D.S.C.), a putative nationwide class action filed in federal court in South Carolina challenging overdraft practices at Carolina First Bank prior to its merger into TD Bank, N.A. in September 2010, as well as the overdraft practices at TD Bank, N.A. from August 16, 2010, to the present. This case has progressed to the discovery stage.

On February 28, 2014, TD Bank, N.A. was named as a defendant in Padilla, et al. v. TD Bank, N.A. (E.D. Pa.), a putative nationwide class action filed in federal court in the Eastern District of Pennsylvania challenging TD Bank, N.A.’s overdraft practices on behalf of certain individuals who opened a chequing account after August 15, 2010, or were not included in the prior overdraft class action settlements. This case is in its preliminary stages.

Between December 5, 2014 and January 21, 2015, TD Bank, N.A. was named as a defendant in six additional putative nationwide class actions challenging the overdraft practices of TD Bank, N.A. from August 2010 to the present: Hurel v. TD Bank, N.A. and The Toronto-Dominion Bank (D.N.J.); Koshgarian v. TD Bank, N.A. and The Toronto-Dominion Bank (S.D.N.Y.); Goodall v. The Toronto-Dominion Bank and TD Bank, N.A. (M.D. FL.); Klein et al. v. TD Bank, N.A. (D.N.J.); Ucciferri v. TD Bank, N.A. (D.N.J.); and Austin v. TD Bank, N.A. (D. Conn.). The Bank was also named as a defendant in the Hurel, Koshgarian and Goodall actions. On January 22, 2015, TD Bank, N.A. and the Bank filed a motion with the United States Judicial Panel for Multidistrict Litigation to consolidate for pretrial proceedings all eight of the overdraft actions identified above.

Interchange Fee Class Actions

Between 2011 and 2013, seven proposed class actions were commenced in British Columbia, Alberta, Saskatchewan, Ontario, and Quebec: Coburn and Watson's Metropolitan Home v. Bank of America Corporation, et al.; 1023916 Alberta Ltd. v. Bank of America Corporation, et al.; Macaronies Hair Club v. BOFA Canada Bank, et al.; The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al.; Hello Baby Equipment Inc. v. BOFA Canada Bank, et al.; Bancroft-Snell, et al. v. Visa Canada Corporation, et al.; and 9085-4886 Quebec Inc. v. Visa Canada Corporation, et al. The defendants in each action are Visa Canada Corporation (Visa) and MasterCard International Incorporated (MasterCard) (collectively, the “Networks”), along with TD and several other financial institutions. The plaintiff class members are Canadian merchants who accept payment for products and services by Visa and/or MasterCard. While there is some variance, in most of the actions it is alleged that, from March 2001 to the present, the Networks conspired with their issuing banks and acquirers to fix excessive fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The actions include claims of civil conspiracy, breach of the Competition Act, interference with economic relations and unjust enrichment. Unspecified general and punitive damages are sought on behalf of the merchant class members. In the lead case proceeding in British Columbia, the decision to partially certify the action as a class proceeding was released on March 27, 2014. The certification decision was appealed by both plaintiff class representatives and defendants. The appeal hearing took place in December 2014 and the decision is pending.

PLEDGED ASSETS AND COLLATERAL

In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, capital trust securities, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties. As at January 31, 2015, securities and other assets with a carrying value of $160 billion (October 31, 2014 – $146 billion) were pledged as collateral in respect of these transactions.

As at January 31, 2015, certain consumer instalment and other personal loan assets with a carrying value of $8 billion (October 31, 2014 – $8 billion) and residential mortgages with a carrying value of $9 billion (October 31, 2014 – $8 billion) were also pledged with respect to covered bonds issued by the Bank.

Assets that can be Repledged or Sold
(millions of Canadian dollars)	As at
	January 31	October 31
	2015	2014
Trading loans, securities and other	$31,912	$30,642
Other assets	100	100
Total	$32,012	$30,742

In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at January 31, 2015, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default was $25 billion (October 31, 2014 – $22 billion). The fair value of financial assets accepted as collateral that have been sold or repledged (excluding cash collateral) was $6 billion as at January 31, 2015 (October 31, 2014 – $4 billion).

ASSETS SOLD WITH RECOURSE

In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

ASSETS SOLD WITH CONTINGENT REPURCHASE OBLIGATIONS

The Bank sells mortgage loans, which it continues to service, to the TD Mortgage Fund (the “Fund”), a mutual fund managed by the Bank. As part of its responsibilities, the Bank has an obligation to repurchase mortgage loans when they default or if the Fund experiences a liquidity event such that it does not have sufficient cash to honor unit holder redemptions. During the three months ended January 31, 2015, the fair value of the mortgages repurchased as a result of a liquidity event was $3 million (three months ended January 31, 2014 – nil).

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 83

NOTE 19: SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

The results of the Aeroplan credit card portfolio, acquired on December 27, 2013, are reported in the Canadian Retail segment.

The following table summarizes the segment results for the three months ended January 31.

Results by Business Segment
(millions of Canadian dollars, except as noted)

	Canadian Retail		U.S. Retail		Wholesale Banking		Corporate		Total
			For the three months ended
	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Net interest income (loss)	$2,435	$2,345	$1,642	$1,477	$597	$551	$(114)	$(72)	$4,560	$4,301
Non-interest income (loss)	2,464	2,284	582	592	114	167	(106)	221	3,054	3,264
Provision for (reversal of)
credit losses	190	230	177	238	2	–	(7)	(12)	362	456
Insurance claims and related
expenses	699	683	–	–	–	–	–	–	699	683
Non-interest expenses	2,085	2,119	1,391	1,312	433	411	256	254	4,165	4,096
Income (loss) before income taxes	1,925	1,597	656	519	276	307	(469)	(93)	2,388	2,330
Provision for (recovery of)
income taxes	476	393	121	95	84	77	(263)	(200)	418	365
Equity in net income of an
investment in associate,
net of income taxes	–	–	90	68	–	–	–	9	90	77
Net income (loss)	$1,449	$1,204	$625	$492	$192	$230	$(206)	$116	$2,060	$2,042

Total assets as at January 31[1]
(billions of Canadian dollars)	$337.9	$316.6	$323.0	$265.9	$376.8	$326.0	$42.5	$11.9	$1,080.2	$920.4
1	Certain comparative amounts have been restated, where applicable, as a result of the implementation of the 2015 IFRS Standards and Amendments (see Note 2).
TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 84

NOTE 20: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

The Banking Committee on Banking Supervision (BCBS) issued a guideline “A global regulatory framework for more resilient banks and banking systems” (Basel III), which introduced a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-based capital requirements. Similar to OSFI's Assets-to-Capital Multiple (ACM), the objective of the leverage ratio is to constrain the build-up of excessive leverage in the banking sector, protecting against the inherent risk of excessive asset growth. The leverage ratio replaces the ACM effective January 1, 2015 and has a regulatory minimum requirement of 3%. The leverage ratio is calculated as per OSFI's Leverage Requirements Guideline. The key components in the calculation of the ratio include, but are not limited to, Tier 1 capital, on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures.

During the three months ended January 31, 2015, the Bank complied with the OSFI guideline related to capital ratios and the leverage ratio. This guideline is based on Basel III. OSFI’s target Common Equity Tier 1 (CET1), Tier 1 and Total Capital ratios for Canadian banks under the Capital Adequacy Requirements (CAR) Guideline are 7%, 8.5% and 10.5%, respectively.

The following table summarizes the Bank’s regulatory capital positions as at January 31, 2015, and October 31, 2014.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	January 31	October 31
	2015	2014[1]
Common Equity Tier 1 Capital	$33,608	$30,965
Common Equity Tier 1 Capital ratio[2]	9.5%	9.4%
Tier 1 Capital	$39,086	$35,999
Tier 1 Capital ratio[2,3]	11.0%	10.9%
Total Capital[4]	$46,586	$44,255
Total Capital ratio[2,5]	13.0%	13.4%
Leverage ratio[6]	3.5	n/a7
Assets-to-capital multiple[8]	n/a7	19.1
1	The amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments.
2	The final CAR Guideline postponed the Credit Valuation Adjustment (CVA) capital charge until January 1, 2014, and is being phased in until the first quarter of 2019. Effective the third quarter of 2014, each capital ratio has its own risk-weighted assets (RWA) measure due to the OSFI prescribed scalar for inclusion of the CVA. For the third and fourth quarter of 2014, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA are 57%, 65%, and 77% respectively. For fiscal 2015, the scalars are 64%, 71%, and 77% respectively.
3	Tier 1 Capital ratio is calculated as Tier 1 Capital divided by Tier 1 Capital RWA.
4	Total Capital includes CET1, Tier 1, and Tier 2 Capital.
5	Total Capital ratio is calculated as Total Capital divided by Total Capital RWA.
6	The leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined.
7	Not applicable.
8	The ACM is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total Capital.

NOTE 21: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A relating to market and liquidity risks are an integral part of the Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 85

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 30170

College Station, TX 77842-3170

or

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Contact Corporate & Public Affairs: 416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website: http://www.td.com

Internet e-mail: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on February 26, 2015. The call will be webcast live through TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the first quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2015.jsp on February 26, 2015, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-204-9269 or 1-800-499-4035 (toll free).

The webcast and presentations will be archived at www.td.com/investor/qr_2015.jsp. Replay of the teleconference will be available from 6 p.m. ET on February 26, 2015, until March 30, 2015, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 6570000.

Annual Meeting

Thursday, March 26, 2015

Metro Toronto Convention Centre

Toronto, Ontario

TD BANK GROUP • FIRST QUARTER 2015 • REPORT TO SHAREHOLDERS	Page 86